                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                              dated July 3, 2000


                               BP AMOCO P.L.C.
               (Translation of registrant's name into English)


        BRITANNIC  HOUSE, 1 FINSBURY CIRCUS,  LONDON, EC2M 7BA, ENGLAND
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  x      Form 40-F
                           --------------     --------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No   x
                           --------------     --------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION
STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                    Contents

1. Unaudited Pro  Forma  Condensed   Financial   Information   relating  to  the
   Combination of BP Amoco and Atlantic Richfield Company

2. Financial Statements of Atlantic Richfield Company for:

  (a) Year ended December 31, 1999 including the Report of the Independent Accountants and Consent of Independent Accountants

  (b) Three months ended March 31, 2000 (unaudited)

THE COMBINATION OF BP AMOCO AND ARCO

Introduction

  On April 1, 1999 the Board of BP Amoco announced that it had reached agreement on a proposed combination (the combination) with Atlantic Richfield Company
(ARCO) of Los Angeles.

  The agreement relating to the proposed combination (the Combination Agreement), approved by the boards of both BP Amoco and ARCO, provided for all common shareholders of ARCO, with the exception of BP Amoco, ARCO or any of their subsidiaries, to receive 9.84 BP Amoco ordinary shares of US$ 0.25 each in the form of BP Amoco American Depositary Shares (ADSs) or, at the election of the shareholder, BP Amoco ordinary shares, in return for the cancellation of each of their shares (other than the shares held by CH-Twenty Holdings, LLC, a subsidiary of ARCO) (the Cancelled ARCO Shares). It also provided for the issue to BP Amoco of new common shares equal in number to the Cancelled ARCO Shares by a newly enlarged ARCO formed by a statutory merger of Prairie Holdings, Inc. (a direct wholly owned subsidiary of BP Amoco) into and with ARCO. Any right to a fraction of a BP Amoco ADS or an odd lot of less than six BP Amoco ordinary shares would be satisfied by a cash payment. Both ARCO and BP Amoco shareholders voted overwhelmingly in favour of the combination at shareholders' meetings on August 30, 1999 and September 1, 1999, respectively.

  BP Amoco and ARCO announced in early November 1999 that they had reached provisional agreement with the Alaskan State Governor on a package of asset disposals and other measures designed to secure Alaskan government acceptance for the proposed combination of the two companies. The provisional agreement was finalized into an agreement with the State of Alaska (the Alaskan Charter Agreement) made in early December 1999.

  On February 4, 2000 the US Federal Trade Commission (FTC) filed a complaint in the US District Court (the Court) seeking a preliminary injunction to prevent closing of the combination. The Attorney Generals for the States of California, Oregon and Washington (the Western States) also filed complaints with the same Court. The Attorney General for the State of Alaska joined in the Court proceedings in support of the combination. On March 15, 2000 it was announced that the FTC, the Western States, the State of Alaska, ARCO and BP Amoco had agreed to suspend the Court proceedings, pending discussions for a consent order.

  On March 15, 2000 ARCO entered into an agreement with Phillips Petroleum Company (Phillips) for the sale of its Alaskan businesses (see Sale of Alaskan Businesses below).

  On March 15, 2000 BP Amoco announced that it was at an advanced stage in discussions with the FTC on the combination and was hopeful of obtaining a consent order within a few weeks allowing the Company to close the combination.

  On March 23, 2000 BP Amoco and ARCO jointly agreed to extend the termination date of the Combination Agreement from March 31, 2000 to June 30, 2000.

  On March 24, 2000 ExxonMobil Corporation (ExxonMobil) filed a Complaint in State Court, Los Angeles, seeking a preliminary injunction and other relief against BP Amoco, ARCO and Phillips to prevent the sale of ARCO's Alaskan businesses to Phillips referred to below.

  On April 13, 2000 BP Amoco, ExxonMobil, ARCO and Phillips announced that they had reached an agreement (the agreement) to resolve outstanding issues relating to the ownership and operation of the Prudhoe Bay Unit (PBU) and the Point Thompson Unit in Alaska. The agreement will align the respective equity interests of BP Exploration (Alaska) Inc., ExxonMobil and Phillips (as the purchaser of ARCO's Alaskan businesses) in the Prudhoe Bay Unit, and provides for a single operator at the PBU.

  The aligned oil and gas interests among the major owners will be 26.7 per cent for BP Exploration (Alaska), 36.8 per cent for ExxonMobil and 36.5 per cent for Phillips. BP Exploration (Alaska), current operator of the Western Operating Area in the Prudhoe Bay Unit, will become the single operator. ExxonMobil and BP Exploration (Alaska) Inc. have also agreed to work towards alignment in the Point Thomson field area with respective interests of 45 per cent for BP Exploration and 55 per cent for Exxon Mobil.

  In addition, the agreement resolved the issues that had resulted in the Complaint filed by ExxonMobil in State Court, Los Angeles seeking to prevent the sale of ARCO's Alaskan businesses to Phillips discussed below.

  On April 16, 2000 BP Amoco and ARCO announced that they had received clearance from the FTC for the combination of the two companies and the combination was completed on April 18, 2000.

Sale of Alaskan Businesses

  On March 15, 2000 ARCO entered into an agreement to sell its Alaskan businesses to Phillips for approximately $6.5 billion cash subject to purchase price adjustments (and up to an additional $500 million based on the prices realized on production subsequent to December 31, 1999). Under the purchase and sale agreement, which was amended on April 6, 2000, ARCO agreed to sell all of the outstanding shares of ARCO Alaska Inc., together with certain other subsidiaries of ARCO engaged principally in the operation of ARCO's Alaskan businesses, along with certain pipeline and marine assets associated with the transport of Alaskan crude oil. The major portion of the sale closed on April 26, 2000. The remainder of the assets are expected to be transferred upon receipt of government approvals.

Merger agreement with Vastar Resources, Inc.

  On May 24, 2000 BP Amoco announced that it had entered into a merger agreement with Vastar Resources, Inc. (Vastar) which provides for the acquisition by BP Amoco of Vastar's publicly-held minority stockholding at a price of $83 per share. The agreement is the outcome of negotiations between BP Amoco and Vastar's special committee which followed BP Amoco's announcement on March 16, 2000 of its intention to make an offer of $71 per share for the Vastar minority. The merger has been approved by the Vastar board, including all the members of the special committee. Through its combination with ARCO, BP Amoco already owns approximately 81.9 per cent of Vastar. The acquisition of the outstanding minority stockholders under the terms of the merger agreement would allow the integration of Vastar with BP Amoco's own operations.

  The acquisition is structured as a merger of a wholly-owned indirect subsidiary of BP Amoco into Vastar and will not involve a tender offer. The merger is contingent on the approval by the holders of at least two-thirds of the Vastar shares not held by BP Amoco at a meeting scheduled for the summer of 2000.

Unaudited Pro Forma Condensed Consolidated Financial Information

  The following Unaudited Pro Forma Condensed Consolidated Financial Information gives pro forma effect to the merger, after giving effect to the pro forma adjustments described in the accompanying notes. The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of BP Amoco, which are included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999 (the 1999 Form 20-F) and the historical Financial Statements of ARCO which are included elsewhere in this report on Form 6-K.

  The Unaudited Pro Forma Condensed Consolidated Financial Information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of BP Amoco would have been had the merger of ARCO with a subsidiary of BP Amoco occurred on the respective dates assumed, nor is it necessarily indicative of BP Amoco's future operating results or consolidated financial position.

  The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared in accordance with UK generally accepted accounting practice (UK GAAP), which differs in certain respects from US GAAP. Note 44 to the consolidated financial statements of BP Amoco included in the 1999 Form 20-F, which presented financial information for the years ended December 31, 1999, 1998 and 1997, provides a description of the principal differences between UK GAAP and US GAAP as they relate to BP Amoco. A reconciliation of the pro forma profit and the pro forma ordinary shareholders' interest to US GAAP is included in Note 9 of Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.

  BP Amoco's use of the replacement cost basis for inventory accounting is explained in Note 1 of Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information. The replacement cost basis is generally similar to the LIFO basis.

  BP Amoco will account for the merger as an acquisition under UK GAAP and as a purchase under US GAAP. Under UK GAAP acquisition accounting, the identifiable assets and liabilities of ARCO are recorded at their fair value on the date of acquisition. The date of acquisition for determining the cost of acquisition is the date on which control of ARCO passed to BP Amoco, that is April 13, 2000, the date on which the FTC cleared the transaction and the offer became unconditional. The cost of acquisition comprises the fair value of BP Amoco shares issued together with the expenses of acquisition. The cost of acquisition and the fair values used in the Unaudited Pro Forma Condensed Consolidated Financial Information are provisional and may differ from the finally determined amounts. UK GAAP requires the identification and valuation of assets and liabilities acquired to be completed by the date on which the first post-acquisition financial statements of BP Amoco are approved by the directors. The relevant financial statements will be those for the year ended December 31, 2000 approved by the directors in February 2001. These fair values may be amended if necessary in the next financial statements with a corresponding adjustment to goodwill. BP Amoco has estimated the fair values of all significant assets and liabilities of ARCO, apart from the restructuring costs of approximately $650 million to be incurred following the combination as such costs may not be recognized as at the date of acquisition under UK GAAP. BP Amoco has averaged the closing share price and the (pound)/$ exchange rate for the two working days between the offer becoming unconditional and the ARCO shares being exchanged for BP Amoco shares on April 18, 2000. This average price of (pound)5.2925, has been translated into US dollars at $1.5857 to (pound)1.00, the average of the closing rates on those two days.

  Under US GAAP purchase accounting, the cost of acquisition is based on the BP Amoco share price for a reasonable period before and after the terms of the acquisition were agreed. BP Amoco has averaged the share price and the (pound)/$ exchange rate for three working days straddling the date of the announcement, that is, March 31, April 1 and April 6, 1999. The London Stock Exchange was closed for the Easter holiday on April 2 and 5. This average price was (pound)5.115, which has been translated into US dollars at $1.6049 to (pound)1.00, the average closing rate on those three days.

  The historical financial statements of ARCO have been prepared in accordance with US GAAP. For purposes of presenting the Unaudited Pro Forma Condensed Consolidated Financial Information, financial information relating to ARCO has been adjusted to conform materially with BP Amoco's accounting policies under UK GAAP as described in Note 3 of Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information. In the historical financial statements for ARCO the net income and net assets of those operations and assets which were required to be sold as a condition of the agreement of the FTC to the merger are shown as one amount.

  The pro forma acquisition adjustments reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Income Statements and Balance Sheet and described in Notes 5 and 7, respectively, reflect estimates made by BP Amoco management and assumptions that it believes to be reasonable. There are no pro forma adjustments in the accompanying Unaudited Pro Forma Condensed Consolidated Income Statements to eliminate transactions between ARCO and BP Amoco because such amounts are considered to be immaterial. No account has been taken, within the Unaudited Pro Forma Condensed Consolidated Financial Information, of any cost savings or any severance and restructuring costs which may or are expected to occur as a result of the combination.

  ARCO shareholders were entitled to receive, for each share of ARCO common stock held as of the effective time of the merger, 9.84 BP Amoco ordinary shares. Such BP Amoco ordinary shares were delivered in the form of BP Amoco ADSs, each of which represents six BP Amoco ordinary shares, or, at the election of ARCO shareholders, BP Amoco ordinary shares. For purposes of the pro forma adjustments within the Unaudited Pro Forma Condensed Consolidated Financial Information at March 31, 2000, the number of ARCO shares issued and outstanding on April 17, 2000 (324 million shares) together with the estimated number of additional shares which may be issued in respect of outstanding options and contingent stock and on conversion of ARCO preference stock (15 million shares) have been used, which would result in the issue of approximately 3,335 million BP Amoco ordinary shares.

                UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                     For the Three Months Ended March 31, 2000

  The following unaudited pro forma condensed consolidated income statement for the three months ended March 31, 2000 is derived from the unaudited historical condensed consolidated income statements of BP Amoco and ARCO for the three months then ended, after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information. These adjustments have been determined as if the combination of ARCO and BP Amoco took place on January 1, 1999, the first day of the earliest financial period presented in the Unaudited Pro Forma Condensed Consolidated Financial Information. The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of BP Amoco, which are included in the 1999 Form 20-F and the historical financial statements of ARCO which are included elsewhere in this report on Form 6-K.

                                          BP Amoco                                                  BP Amoco
                                         historical          ARCO historical                        Pro Forma
                                         ----------  ------------------------------    Pro Forma    ---------
                                          UK GAAP    US GAAP   Adjustments  UK GAAP   Adjustments    UK GAAP
                                         ----------  -------   -----------  -------   -----------   ---------
                                             $          $          $           $           $           $
                                                      (Millions, except per share amounts)
                                          (Note 1)   (Note 2)   (Note 4)                (Note 5)
Turnover                                    33,091     3,537          --      3,537            --     36,628
Less: Joint ventures                         5,380        57          23 (a)     80            --      5,460
                                         ----------  -------   ----------   -------   -----------   ---------
Group turnover                              27,711     3,480         (23)     3,457            --     31,168
Replacement cost of sales                   22,166     2,844         (50)(b)  2,794           441 (a) 25,401
Production taxes                               498        29          --         29            --        527
                                         ----------  -------   ----------   -------   -----------   ---------
Gross profit                                5,047       607            27       634          (441)     5,240
Distribution and administration expenses    1,379       135            (7)(c)   128            --      1,507
Exploration expense                           131        84            --        84            --        215
                                         ----------  -------   ----------   -------   -----------   ---------
                                            3,537       388            34       422          (441)     3,518
Other income                                   84       182           (79)(d)   103            --        187
                                         ----------  -------   ----------   -------   -----------   ---------
Group replacement cost operating profit     3,621       570           (45)      525          (441)     3,705
Share of profits of joint ventures            169        --            27 (e)    27            --        196
Share of profits of associated undertakings   171        --             7 (f)     7            --        178
                                         ----------  -------   ----------   -------   -----------   ---------
Total replacement cost operating profit     3,961       570           (11)      559          (441)     4,079
Profit (loss) on sale of fixed assets and
 businesses and termination of operations    (157)       --            66 (g)    66            --        (91)
                                         ----------  -------   ----------   -------   -----------   ---------
Replacement cost profit
  before interest and tax                   3,804       570            55       625          (441)     3,988
Inventory holding gains (losses)              532        --            93 (h)    93            --        625
                                         ----------  -------   ----------   -------   -----------   ---------
Historical cost profit before
  interest and tax                          4,336       570           148       718          (441)     4,613
Interest expense                              296        90            20 (i)   110            (2)(b)    404
                                         ----------  -------   ----------   -------   -----------   ---------
Profit (loss) before taxation               4,040       480           128       608          (439)     4,209
Taxation                                      887       114            41 (j)   155            --      1,042
                                         ----------  -------   ----------   -------   -----------   ---------
Profit (loss) after taxation                3,153       366            87       453          (439)     3,167
Income from operations sold
  as required by FTC                           --       265            --       265            --        265
Minority shareholders' interest (MSI)          68        14            --        14           (38)(c)     44
                                         ----------  -------   ----------   -------   -----------   ---------
Profit (loss) for the period                3,085       617            87       704          (401)     3,388
                                         ----------  -------   ----------   -------   -----------   ---------
Profit (loss) for the period
  applicable to ordinary shares             3,085       617            87       704          (401)     3,388
                                         ==========  =======   ==========   =======   ===========   =========
Profit (loss) per ordinary share
   Profit (loss) for the period            0.1588                            2.1851                   0.1486
   Replacement cost profit before
     exceptional items                     0.1378                            1.7565                   0.1248
                                         ==========                         ========                =========
Average number outstanding
  shares (in millions)                     19,427                               322         3,335     22,762
                                         ==========                         ========  ===========   =========
Reconciliation of replacement cost results
Profit (loss) for the period                3,085                               704          (401)     3,388
Inventory holding (gains) losses             (532)                              (93)           --       (625)
                                         ----------                         --------  -----------   ---------
Replacement cost profit
  (loss) for the period                     2,553                               611          (401)     2,763
Exceptional items net of tax and MSI          124                               (45)           --         79
                                         ----------                         --------  -----------   ---------
Replacement cost profit                     2,677                               566          (401)     2,842
  before exceptional items
                                         ==========                         ========  ===========   =========

      The Notes to the Unaudited Pro Forma Condensed Consolidated Financial
               Information are an integral part of the statement.

                UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      For the Year Ended December 31, 1999

  The following unaudited pro forma condensed consolidated income statement for the year ended December 31, 1999 is derived from the historical condensed consolidated income statements of BP Amoco and ARCO for the year then ended, after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information. These adjustments have been determined as if the combination of ARCO and BP Amoco took place on January 1, 1999, the first day of the earliest financial period presented in the Pro Forma Condensed Consolidated Financial Information. The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of BP Amoco, which are included in the 1999 Form 20-F and the historical financial statements of ARCO which are included elsewhere in this report on Form 6-K.

                                         ----------          ARCO historical
                                          BP Amoco   ------------------------------                     BP Amoco
                                         historical                         Continuing                 Pro Forma
                                         ----------                         Operaions      Pro Forma   ---------
                                          UK GAAP    US GAAP   Adjustments  UK GAAP      Adjustments    UK GAAP
                                         ----------  -------   -----------  ----------   -----------   ---------
                                             $          $          $             $             $             $
                                                          (Millions, except per share amounts)
                                          (Note 1)   (Note 2)   (Note 4)                    (Note 5)
Turnover                                 101,180      11,352           --    11,352              --     112,532
Less: Joint ventures                      17,614         185          123 (a)   308              --      17,922
                                         ----------  -------   ----------   ----------   -----------   ---------
Group turnover                            83,566      11,167         (123)   11,044              --      94,610
Replacement cost of sales                 68,615       8,913         (111)(b) 8,802           1,506 (a)  78,923
Production taxes                           1,017          62           --        62              --       1,079
                                         ----------  -------   ----------   ----------   -----------   ---------
Gross profit                              13,934       2,192          (12)    2,180          (1,506)     14,608
Distribution and administration expenses   6,064         689          (26)(c)   663              --       6,727
Exploration expense                          548         334           --       334              --         882
                                         ----------  -------   ----------   ----------   -----------   ---------
                                           7,322       1,169           14     1,183          (1,506)      6,999
Other income                                 414         391         (104)(d)   287              --         701
                                         ----------  -------   ----------   ----------   -----------   ---------
Group replacement cost
  operating profit (loss)                  7,736       1,560          (90)    1,470          (1,506)      7,700
Share of profits of joint ventures           555          --           73 (e)    73              --         628
Share of profits of associated undertakings  603          --           39 (f)    39              --         642
                                         ----------  -------   ----------   ----------   -----------   ---------
Total replacement cost
  operating profit (loss)                  8,894       1,560           22     1,582          (1,506)      8,970
Profit (loss) on sale of fixed assets and
  businesses and termination of operations  (337)       (156)         253 (g)    97              --        (240)
Restructuring costs                       (1,943)         --           --        --              --      (1,943)
                                         ----------  -------   ----------   ----------   -----------   ---------
Replacement cost profit
  (loss) before interest and tax           6,614       1,404          275     1,679          (1,506)      6,787
Inventory holding gains (losses)           1,728          --           77 (h)    77              --       1,805
                                         ----------  -------   ----------   ----------   -----------   ---------
Historical  cost profit (loss)
  before interest and tax                  8,342       1,404          352     1,756          (1,506)      8,592
Interest expense                           1,316         359           59 (i)   418              (7)(b)   1,727
                                         ----------  -------   ----------   ----------   -----------   ---------
Profit (loss) before taxation              7,026       1,045          293     1,338          (1,499)      6,865
Taxation                                   1,880         167          153 (j)   320              --       2,200
                                         ----------  -------   ----------   ----------   -----------   ---------
Profit (loss) after taxation               5,146         878          140     1,018          (1,499)      4,665
Income from operations sold
  as required by FTC                          --         582           --       582              --         582
Minority shareholders' interest (MSI)        138          38           --        38            (123)(c)      53
                                         ----------  -------   ----------   ----------   -----------   ---------
Profit (loss) for the year                 5,008       1,422          140     1,562          (1,376)      5,194
                                         ----------  -------   ----------   ----------   -----------   ---------
Dividend requirements on preference shares     2           2           --         2              (2)(d)       2
                                         ----------  -------   ----------   ----------   -----------   ---------
Profit (loss) for the year
  applicable to ordinary shares            5,006       1,420          140     1,560          (1,374)      5,192
                                         ==========  =======   ==========   ==========   ===========    ========
Profit (loss) per ordinary share
  Profit (loss) for the year              0.2582                             4.8463                      0.2285
  Replacement cost profit (loss)
    before exceptional items              0.2748                             4.7935                      0.2419
                                         ==========                         ==========                  ========
Average number  outstanding of ordinary
  shares (in millions)                    19,386                                322           3,335      22,721
                                         ==========                         ==========   ===========    ========
Reconciliation  of replacement cost results
Profit (loss) for the year                 5,008                              1,562          (1,376)      5,194
Inventory holding (gains) losses          (1,728)                               (77)             --      (1,805)
                                         ----------                         ----------   -----------    --------
Replacement cost profit (loss)for the year 3,280                              1,485          (1,376)      3,389
Exceptional items net of tax and MSI       2,050                                 60              --       2,110
                                         ----------                         ----------   -----------    --------
Replacement cost profit (loss) before
  exceptional items                        5,330                              1,545          (1,376)      5,499
                                         ==========                         ==========   ===========    ========

      The Notes to the Unaudited Pro Forma Condensed Consolidated Financial
               Information are an integral part of the statement.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               At March 31, 2000

  The following unaudited pro forma condensed consolidated balance sheet consolidates the respective unaudited historical condensed consolidated balance sheets of BP Amoco and ARCO as of March 31, 2000 and has been prepared to reflect the combination of ARCO and BP Amoco after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information as if the combination had occurred on March 31, 2000. The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of BP Amoco, which are included in the 1999 Form 20-F and the historical financial statements of ARCO which are included elsewhere in this report on Form 6-K.

                                          BP Amoco                                                  BP Amoco
                                         historical          ARCO historical                        Pro Forma
                                         ----------  -------------------------------    Pro Forma   ---------
                                          UK GAAP    US GAAP   Adjustments   UK GAAP   Adjustments    UK GAAP
                                         ----------  -------   -----------   -------   -----------  ---------
                                             $          $          $           $           $           $
                                                      (Millions, except per share amounts)
                                          (Note 1)   (Note 2)   (Note 6)                (Note 7)
ASSETS
Fixed assets
Intangible assets                           3,320     1,358           (20)(a)  1,338        10,596 (a) 15,254
Tangible assets                            51,939    12,040        (2,546)(b)  9,494         7,641 (b) 69,074
Investments
  Joint ventures
    Gross assets                            9,817     1,665           118      1,783           188 (c) 11,788
    Gross liabilities                       4,650       595            36        631            --      5,281
                                         ----------  -------   -----------   -------   -----------  ---------
  Net investment                            5,167     1,070            82 (c)  1,152           188      6,507
  Associated undertakings                   5,154        84            --         84           (18)(d)  5,220
  Other                                       519     1,701          (529)(d)  1,172           585 (c)    985
                                         ----------  -------   -----------   -------   -----------  ---------
                                           10,840     2,855          (447)     2,408           755     14,003
                                         ----------  -------   -----------   -------   -----------  ---------
Total fixed assets                         66,099    16,253        (3,013)    13,240        18,992     98,331
                                         ----------  -------   -----------   -------   -----------  ---------
Current assets
Net assets of operations sold as
  required by FTC                              --     4,293            --      4,293         1,097 (f)  5,390
Inventories                                 5,321       415           337 (e)    752           285 (g)  6,358
Trade receivables                          10,137       784            --        784            --     10,921
Other receivables falling due
  Within 1 year                             4,402       855           (25)(f)    830            46 (h)  5,278
  After more than 1 year                    3,411     1,038           (14)(g)  1,024            --      4,435
Investments                                   274       234            (1)(h)    233            --        507
Cash in bank and in hand                      462       994            --        994            --      1,456
                                         ----------  -------   -----------   -------   -----------  ---------
Total current assets                       24,007     8,613           297      8,910         1,428     34,345
                                         ----------  -------   -----------   -------   -----------  ---------
Current liabilities falling due within 1 year
  Finance debt                              4,612     1,498           170 (i)  1,668            --      6,280
  Trade payables                            7,931       617            (9)(j)    608            --      8,539
  Other creditors                          10,099     1,405           757 (k)  2,162           588 (i) 12,849
                                         ----------  -------   -----------   -------   -----------  ---------
Net current (liabilities) assets            1,365     5,093          (621)     4,472           840      6,677
                                         ----------  -------   -----------   -------   -----------  ---------
Total assets less current liabilities      67,464    21,346        (3,634)    17,712        19,832    105,008
                                         ----------  -------   -----------   -------   -----------  ---------
Non-current liabilities
  Finance debt                              9,745     4,933          (170)(l)  4,763           489 (j) 14,997
  Accounts payable and accrued liabilities  2,057       905            --        905            --      2,962
Provisions for liabilities and charges
  Deferred taxation                         1,648     3,641        (3,320)(m)    321            --      1,969
  Other provisions                          8,115     2,324            56 (n)  2,380           (21)(k) 10,474
                                         ----------  -------   -----------   -------   -----------  ---------
Net assets                                 45,899     9,543          (200)     9,343        19,364     74,606
Minority shareholders' interest             1,126       310            37 (o)    347         1,248 (l)  2,721
                                         ----------  -------   -----------   -------   -----------  ---------
Shareholders' interest                     44,773     9,233          (237)     8,996        18,116     71,885
                                         ==========  =======   ===========   =======   ===========  =========
REPRESENTED BY
Capital shares
  Preference                                   21         1            --          1            (1)(m)     21
  Ordinary                                  4,874       809             2 (p)    811            23 (n)  5,708
Paid-in surplus                             3,716       913            --        913        (1,228)(o)  3,401
Merger reserve                                697        --            --         --        26,593 (p) 27,290
Retained earnings                          35,465     7,510          (239)(q)  7,271        (7,271)(q) 35,465
                                         ----------  -------   -----------   -------   -----------  ---------
                                           44,773     9,233          (237)     8,996        18,116     71,885
                                         ==========  =======   ===========   =======   ===========  =========


     The Notes to the Unaudited Pro Forma Condensed Consolidated Financial
               Information are an integral part of the statement.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED FINANCIAL INFORMATION

Note 1--Replacement cost profit

  Operating profit is a UK GAAP measure of trading performance. It excludes profits and losses on the sale or termination of operations and fundamental restructuring costs, interest expense and taxation.

  BP Amoco determines operating profit on a replacement cost basis, which eliminates the effect of inventory holding gains and losses. For the oil and gas industry, the price of crude oil can vary significantly from period to period, hence the value of crude oil (and products) also varies. As a consequence, the amount that would be charged to cost of sales on a FIFO basis of inventory valuation would include the effect of oil price fluctuations on oil and products inventories. BP Amoco therefore charges cost of sales with the average cost of supplies incurred during the period rather than the historical cost of supplies on a FIFO basis. For this purpose, inventories at the beginning and end of the period are valued at the average cost of supplies incurred during the period rather than at their historical cost. These valuations are made quarterly by each business unit, based on local oil and product price indices applicable to their specific inventory holdings, following a methodology that has been consistently applied by BP Amoco for many years. Operating profit on the replacement cost basis is used by BP Amoco management as the primary measure of business unit trading performance, and BP Amoco management believes that this measure assists investors to assess the group's underlying trading performance from period to period.

  Replacement cost is not a US GAAP measure. The major US oil companies apply the LIFO basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. The LIFO basis eliminates the effect of price fluctuations on crude oil and product inventory except where an inventory drawdown occurs in a period. BP Amoco management believes that, where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP Amoco's replacement cost basis.

  Where an inventory drawdown occurs in a period, cost of sales on a LIFO basis will be charged with the historical cost of the inventory drawn down, whereas BP Amoco's replacement cost basis charges cost of sales at the average cost of supplies for the period. To the extent that the historical cost on the LIFO basis of the inventory drawn down is lower than the current cost of supplies in the period, operating profit on the LIFO basis will be greater than operating profit on BP Amoco's replacement cost basis. To the extent that the historical cost on the LIFO basis of the inventory drawn down is greater than the current cost of supplies in the period, operating profit on the LIFO basis will be lower than operating profit on BP Amoco's replacement cost basis.

  Replacement cost profit before exceptional items excludes profits and losses on the sale or termination of operations and fundamental restructuring costs, which are defined by UK GAAP. This is the measure of profit used by the BP Amoco board of directors in setting targets for and monitoring performance within BP Amoco. BP Amoco's management believes this indicator provides the most relevant and useful measure for investors because it most accurately reflects underlying trading performance.

Note 2--Reclassification

  Reclassifications have been made to the ARCO historical financial information presented under US GAAP to conform to BP Amoco's presentation under UK GAAP.

Note 3--Significant differences between ARCO's accounting policies under US GAAP and BP Amoco's accounting policies under UK GAAP

  ARCO prepares its financial statements in accordance with US GAAP. For purposes of preparing the Unaudited Pro Forma Condensed Consolidated Income Statements and Balance Sheet, the financial statements of ARCO have been restated to conform with BP Amoco accounting policies under UK GAAP by giving effect to the adjustments described below.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 3--Significant differences between ARCO's accounting policies under US GAAP and BP Amoco's accounting policies under UK GAAP (continued)

Consolidation basis

  Under US GAAP, ARCO's interest in a cogeneration facility is proportionately consolidated, whereas under UK GAAP the joint venture would be equity accounted.

Inventory accounting

  ARCO carries inventories at the lower of current market value or cost. Cost is determined under the LIFO method for the majority of inventories of crude oil and petroleum products. The costs of remaining inventories are determined predominantly on an average cost basis.

  BP Amoco carries inventories at the lower of cost or net realizable value. Cost to BP Amoco is determined using the FIFO method. Cost of sales determined on a FIFO basis is adjusted to a replacement cost basis, i.e., to reflect the average cost of supplies incurred during the period, by excluding inventory holding gains and losses.

Deferred taxation

  Under the UK GAAP restricted liability method, deferred taxation is only provided for where timing differences are expected to reverse in the foreseeable future. For US GAAP under the liability method, deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates.

Exceptional items

  Under UK GAAP, certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale or closure of businesses and fixed assets and fundamental restructuring charges. Under US GAAP, these items other than for discontinued operations are classified as operating income or expenses.

Equity accounting

  UK GAAP requires the investor's share of operating profit or loss, exceptional items, interest expense and taxation of associated undertakings and joint ventures to be shown separately from those of the group. For US GAAP, the after-tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) are included in the income statement as a single line item.

  UK GAAP requires the investor's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet, whereas under US GAAP the net investment is included as a single line item.

Provisions

  UK GAAP requires provisions for decommissioning and environmental liabilities to be determined on a discounted basis if the effect of the time value of money is material.

  Provisions for decommissioning are recognized in full, on a discounted basis, at the commencement of oil and natural gas production. UK GAAP also requires the capitalization as a tangible fixed asset and subsequent depreciation of an amount equivalent to the provision.

  The unwinding of the discount, which represents a period-by-period cost, is included within interest expense. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided for on a unit-of-production basis over field lives.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                  CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 3--Significant differences between ARCO's accounting policies under US GAAP and BP Amoco's accounting policies under UK GAAP (continued)

Impairment

  Both UK and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

  US GAAP requires, in performing the review for recoverability, the entity to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, otherwise no impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the assets.

  For UK GAAP, to the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use (fair value) the fixed asset is written down to its recoverable amount.

  The loss on sale of businesses recognised for US GAAP in ARCO's historical financial statements in 1999 has been treated as a fair value adjustment at January 1, 1999 for UK GAAP.

Business combinations

  US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

  US GAAP requires certain reorganization and integration costs to be incurred as part of a purchase business combination to be recognized as liabilities assumed and included in the allocation of the acquisition cost. UK GAAP does not generally permit recognition of these costs as part of the accounting for the business combination.

Investments

  Under US GAAP ARCO has classified its investments in LUKOIL ADRs and the Zhenhai Refining and Chemical Company convertible bonds as available for sale. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is "other than temporary" the unrealized loss should be accounted for as a realized loss and charged against income. Under UK GAAP these investments are deemed to be long term and carried in the balance sheet at cost, subject to review for impairment.

Pensions

  US GAAP requires an additional minimum liability to be shown in the balance sheet if the accumulated benefit obligation exceeds the fair value of pension plan assets. UK GAAP does not require recognition of a liability in these circumstances.

Debt

  For US GAAP borrowings under US Industrial Revenue/Municipal Bonds are classified as non-current liabilities.

  For UK GAAP such borrowings are classed as current liabilities - falling due within one year.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                  CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 3--Significant differences between ARCO's accounting policies under US GAAP and BP Amoco's accounting policies under UK GAAP (continued)

Treasury stock

  Under US GAAP treasury stock is deducted from shareholders' interest. Under UK GAAP stock purchased to meet obligations under employee share schemes is shown in the balance sheet as fixed asset--investments and stock purchased which may be re-issued is deducted from shareholders' interest.

Note 4--UK GAAP adjustments to historical ARCO income statements

  The adjustments to restate the income statements of ARCO for the three months ended March 31, 2000 and the year ended December 31, 1999 to conform with BP Amoco accounting policies under UK GAAP are set out below.

                                                      For the three      For the year
                                                       months ended             ended
Increase (decrease) in caption heading                     March 31,      December 31,
--------------------------------------                         2000              1999
                                                      -------------      ------------
                                                             $                 $
                                                                 (Millions)
Consolidation basis
  Turnover: Joint ventures                                       23               123
  Replacement cost of sales                                     (11)              (47)
  Distribution and administration expenses                       (7)              (26)
  Share of profits of joint ventures                              5                50
  Profit for the period                                          --                --
Inventory accounting
  Replacement cost of sales                                      (9)              (10)
  Inventory holding gains (losses)                               93                77
  Profit for the period                                         102                87
Deferred taxation
  Other income                                                   --                (1)
  Profit (loss) on the sale of fixed assets and
    businesses and termination of operations                     --                 1
  Taxation                                                        5                21
  Profit for the period                                          (5)              (21)
Exceptional items
  Other income                                                  (66)              (74)
  Profit (loss) on the sale of fixed assets
    and businesses and termination of operations                 66                75
  Taxation                                                       --                 1
  Profit for the period                                          --                --
Equity accounting
  Other income                                                  (13)              (29)
  Share of profits of joint ventures                             22                23
  Share of profits of associated undertakings                     7                39
  Interest expense                                                8                 4
  Taxation                                                        8                29
  Profit for the period                                          --                --
Provisions
  Replacement cost of sales                                      (2)               48
  Interest expense                                               12                55
  Minority shareholders interest                                 --                --
  Profit for the period                                         (10)             (103)
Impairment
  Profit (loss) on the sale of fixed assets
    and businesses and termination of operations                 --               177
  Profit for the period                                          --               177
Business combinations
  Replacement cost of sales                                     (28)             (102)
  Taxation                                                       28               102
  Profit for the period                                          --                --


                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 4--UK GAAP adjustments to historical ARCO income statements (Continued)

  These adjustments may be summarized by caption heading as set out below.

                                                      For the three      For the year
                                                       months ended             ended
                                                           March 31,      December 31,
                                                               2000              1999
                                                      -------------      ------------
                                                             $                 $
                                                                 (Millions)
(a)  Turnover: Joint ventures
       Consolidation basis                                      23               123
                                                           =======           =======
(b)  Replacement cost of sales
       Consolidation basis                                     (11)              (47)
       Inventory accounting                                     (9)              (10)
       Provisions                                               (2)               48
       Business combinations                                   (28)             (102)
                                                           -------           -------
                                                               (50)             (111)
                                                           =======           =======
(c)  Distribution and administration expenses
       Consolidation basis                                      (7)              (26)
                                                           =======           =======
(d)  Other income
       Deferred taxation                                        --                (1)
       Exceptional items                                       (66)              (74)
       Equity accounting                                       (13)              (29)
                                                           -------           -------
                                                               (79)             (104)
                                                           =======           =======
(e)  Share of profits of joint ventures
       Consolidation basis                                       5                50
       Equity accounting                                        22                23
                                                           -------           -------
                                                                27                73
                                                           =======           =======
(f)  Share of profits of associated undertakings
       Equity accounting                                         7                39
                                                           =======           =======
(g)  Profit (loss) on sale of fixed assets and businesses
      and termination of operations
       Deferred taxation                                        --                 1
       Exceptional items                                        66                75
       Impairment                                               --               177
                                                           -------           -------
                                                                66               253
                                                           =======           =======
(h)  Inventory holding gains (losses)
       Inventory accounting                                     93                77
                                                           =======           =======
(i)  Interest expense
       Equity accounting                                         8                 4
       Provisions                                               12                55
                                                           -------           -------
                                                                20                59
                                                           =======           =======
(j)  Taxation
       Deferred taxation                                         5                21
       Exceptional items                                        --                 1
       Equity accounting                                         8                29
       Business combinations                                    28               102
                                                           -------           -------
                                                                41               153
                                                           =======           =======

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 5--Pro Forma adjustments to the consolidated income statements

  The Unaudited Pro Forma Condensed Consolidated Income Statements give effect to the pro forma adjustments set out below.

(a) The depreciation and amortization rates for the fair value adjustments to tangible fixed assets and goodwill are set out below.

      Depreciation: Exploration and Production assets have been depreciated on a
      unit-of-production   basis.   Refining  and  Marketing  assets  have  been
      depreciated over 15 years (refineries) and 10 years (marketing assets).

      Goodwill: Amortized over a period of 10 years.

(b) The difference between the fair value and the carrying value of ARCO long-term debt, including current maturities, ($229 million) has been amortized on a constant yield basis over the remaining term of the debt and is shown as an adjustment to interest expense.

(c)   Minority shareholders' interest

      This represents the share of the other pro forma adjustments attributable to minority shareholders.

(d)   Dividend requirements on preference shares

      It has been assumed that ARCO preference shares were exchanged for BP Amoco ordinary shares on completion of the merger.

  All the adjustments apart from (d) above will have a continuing effect. The estimated charge for additional depreciation and amortization of goodwill in the first full year following the combination is $2.0 billion.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 5--Pro Forma adjustments to the consolidated income statements (Continued)


                                                      For the three      For the year
                                                       months ended             ended
                                                           March 31,      December 31,
                                                               2000              1999
                                                      -------------      ------------
                                                             $                 $
                                                                 (Millions)
(a)  Replacement cost of sales
       Depreciation..............................          271               825
       Goodwill amortization.....................          170               681
                                                       -------           -------
                                                           441             1,506
                                                       =======           =======
(b)  Interest expense                                       (2)               (7)
(c)  Minority shareholders' interest                       (38)             (123)
(d)  Dividend requirements on preference shares             --                (2)

  The Unaudited Pro Forma Condensed Consolidated Income Statements do not include adjustments to eliminate transactions between ARCO and BP Amoco, because such amounts are not considered material.

Note 6--UK GAAP adjustments to historical ARCO balance sheet

  The adjustments to restate the balance sheet of ARCO at March 31, 2000 to conform with BP Amoco accounting policies under UK GAAP are set out below.

Increase (decrease) in caption heading                         At March 31, 2000
--------------------------------------                         -----------------
                                                                        $
                                                                   (Millions)
Consolidation basis
   Tangible assets                                                    (97)
   Fixed assets: Investments--Joint ventures--gross assets            118
   Fixed assets  Investments--Joint ventures--gross liabilities        36
   Other receivables
     Within 1 year                                                    (21)
     After more than 1 year                                            27
   Trade payables                                                      (9)
   Retained earnings                                                   --
Inventory accounting
   Inventories                                                        337
   Retained earnings                                                  337
Deferred taxation
   Intangible assets                                                  (20)
   Tangible assets                                                    169
   Other receivables
     Within 1 year                                                     (4)
     After more than 1 year                                           (91)
   Other creditors                                                    757
   Deferred taxation                                               (1,987)
   Other provisions                                                  (189)
   Minority shareholders' interest                                     52
   Retained earnings                                                1,421
Provisions
   Tangible assets                                                    176
   Provisions                                                         245
   Minority shareholders' interest                                    (15)
   Retained earnings                                                  (54)

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 6--UK GAAP adjustments to historical ARCO balance sheet (Continued)

Increase (decrease) in caption heading                         At March 31, 2000
--------------------------------------                         -----------------
                                                                        $
                                                                   (Millions)
Impairment
  Tangible assets                                                  (1,726)
  Retained earnings                                                (1,726)
Business combinations
  Tangible assets                                                  (1,068)
  Deferred taxation                                                (1,131)
  Retained earnings                                                    63
Investments
  Fixed assets: Investments--Other                                   (574)
  Current assets: Investments                                          (1)
  Deferred taxation                                                  (221)
  Retained earnings                                                  (354)
Pensions
  Other receivables falling due after more than 1 year                 50
  Deferred taxation                                                    19
  Retained earnings                                                    31
Debt
  Finance debt due within one year                                    170
  Finance debt due after one year                                    (170)
  Retained earnings                                                    --
Treasury stock
   Fixed assets: Investments--Other                                    45
   Capital shares--Ordinary                                             2
   Retained earnings                                                   43

      These adjustments may be summarized by caption heading as set out below.

                                                               At March 31, 2000
                                                               -----------------
                                                                        $
                                                                   (Millions)
(a)  Intangible assets
       Deferred taxation                                             (20)
                                                                 =======

(b)  Tangible assets
       Consolidation basis                                           (97)
       Deferred taxation                                             169
       Provisions                                                    176
       Impairment                                                 (1,726)
       Business combinations                                      (1,068)
                                                                 -------
                                                                  (2,546)
                                                                 =======
(c) Fixed assets: Investments--Joint ventures
       Gross assets:
       Consolidation basis                                           118
       Gross liabilities:
       Consolidation basis                                            36
                                                                 -------
                                                                      82
                                                                 =======
(d) Fixed Assets: Investment--Other
       Investments                                                  (574)
       Treasury stock                                                 45
                                                                 -------
                                                                    (529)
                                                                 =======

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 6--UK GAAP adjustments to historical ARCO balance sheet (Continued)

                                                               At March 31, 2000
                                                               -----------------
                                                                        $
                                                                   (Millions)
(e)  Inventories
       Inventory accounting                                          337
                                                                 =======
(f)  Other receivables falling due within 1 year
       Consolidation basis                                           (21)
       Deferred taxation                                              (4)
                                                                 -------
                                                                     (25)
                                                                 =======
(g)  Other receivables falling due after 1 year
       Consolidation basis                                            27
       Deferred taxation                                             (91)
       Pensions                                                       50
                                                                 -------
                                                                     (14)
                                                                 =======
(h)  Current assets: Investments
       Investments                                                    (1)
                                                                 =======
(i)  Finance debt falling due within 1 year
       Debt                                                          170
                                                                 =======
(j)  Trade payables
       Consolidation basis                                            (9)
                                                                 =======
(k)  Other creditors
       Deferred taxation                                             757
                                                                 =======
(l)  Finance debt falling due after 1 year
       Debt                                                         (170)
                                                                 =======
(m)  Deferred taxation
       Deferred taxation                                          (1,987)
       Business combinations                                      (1,131)
       Investments                                                  (221)
       Pensions                                                       19
                                                                 -------
                                                                  (3,320)
                                                                 =======
(n)  Other provisions
       Deferred taxation                                            (189)
       Provisions                                                    245
                                                                 -------
                                                                      56
                                                                 =======
(o)  Minority interest
       Deferred taxation                                              52
       Provisions                                                    (15)
                                                                 -------
                                                                      37
                                                                 =======
(p)  Capital shares--Ordinary
       Treasury stock                                                  2
                                                                 =======
(q)  Retained earnings
       Inventory                                                     337
       Deferred taxation                                           1,421
       Provisions                                                    (54)
       Impairment                                                 (1,726)
       Business combinations                                          63
       Investments                                                  (354)
       Pensions                                                       31
       Treasury stock                                                 43
                                                                 -------
                                                                    (239)
                                                                 =======

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 7--Pro Forma adjustments to the consolidated balance sheet

  The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the pro forma adjustments set forth below, which include adjustments to reflect the fair values of the assets and liabilities of ARCO under the acquisition method of accounting.

  BP Amoco expects to incur severance and other restructuring costs as a result of the combination. Preliminary estimates indicate that these costs will be approximately $700 million; $50 million have been reflected in the fair value adjustment and the remaining $650 million will be charged to income as and when the criteria for recognition of such costs under UK GAAP are met and, accordingly, no amount for these costs has been included in the Unaudited Pro Forma Condensed Consolidated Financial Information. For US GAAP $450 million of these costs have been included as part of the fair value adjustments and the remaining $250 million will be charged to income when the criteria for recognition under US GAAP have been met.

  The Unaudited Pro Forma Condensed Consolidated Balance Sheet does not include adjustments to eliminate amounts payable and receivable between BP Amoco and ARCO, because such amounts are not considered material.

Fair value adjustments

  The methods and assumptions set out in the following paragraphs were used in estimating the preliminary fair value of the assets and liabilities acquired.

  Tangible and intangible fixed assets

  The fair value of the tangible and intangible assets have been estimated by determining the net present value of future cash flows. The increase over carrying value for tangible fixed assets was $7,490 million and for intangible fixed assets was $3,788 million. The fair value of fixed asset investments exceeds their carrying value by $773 million.

  Goodwill represents the difference between the value of the business and the value of the assets acquired. The goodwill created was $6,808 million.

  Net assets of operations sold as required by the FTC

  The fair value of the net assets of these operations reflects the estimated sales proceeds, net of attributable taxation.

  Inventories

  Inventories has been revalued on a replacement cost basis.

  Finance debt

  The fair value of ARCO long-term debt, including current maturities, has been estimated based on the quoted market prices for the same or similar issues. The adjustment increases the book value of finance debt by $229 million. As part of the fair value exercise finance lease obligations were increased by $136 million.

  Other provisions

  Liabilities for pensions and other post retirement benefits have been estimated by independent actuaries. Provisions for other liabilities have been reassessed in line with BP Amoco practice.

  Other assets and liabilities

  The carrying amounts for most other assets and liabilities approximate their fair value.

  Minority shareholders' interest

  A part of the fair value adjustment relating to Vastar Resources, Inc. is ascribed to the minority shareholders' interest.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 7--Pro Forma adjustments to the consolidated balance sheet (Continued)

Consideration

  ARCO shareholders received for each share of ARCO common stock held as of April 17, 2000, 9.84 BP Amoco ordinary shares. Such BP Amoco ordinary shares were delivered in the form of BP Amoco ADSs or, at the election of a holder of ARCO common stock, BP Amoco ordinary shares. For purposes of the pro forma adjustments within the Unaudited Pro Forma Condensed Consolidated Financial Information at March 31, 2000, the number of ARCO shares issued and outstanding on April 17, 2000 (324 million shares) together with the estimated number of additional shares which may be issued in respect of outstanding options and contingent stock and on conversion of ARCO preference stock (15 million shares) have been used, which would result in the issue of approximately 3,335 million BP Amoco ordinary shares or 556 million BP Amoco ADSs.

  For the purposes of the Unaudited Pro Forma Condensed Consolidated Financial Information, the cost of acquisition has been determined as follows:

                                                     At March 31, 2000
                                                     -----------------
                                                              $
                                                          (Millions)

Issue of 3,335 million BP Amoco ordinary  shares
at (pound)5.2925 ($8.39) per share                         27,992
Less:  expected   consideration   receivable  on
issue of shares under option                                  565
                                                          -------
                                                           27,427
                                                          =======

Accruals for amounts and payable on the combination

  Stamp Duty Reserve Tax (SDRT) of 1.5% of the value of the BP Amoco ordinary shares underlying the BP Amoco ADSs, at the time the BP Amoco ordinary shares are transferred to the depositary (or its nominee), is payable by BP Amoco on the issue of BP Amoco ADSs. To the extent that ARCO shareholders elected to take BP Amoco ordinary shares (which underlie BP Amoco ADSs) rather than ADSs, BP Amoco had no SDRT liability for the ordinary shares issued. The amount of SDRT payable has been estimated at $315 million.

  The estimated amounts of SDRT ($315 million) and BP Amoco and ARCO fees and expenses ($140 million and $68 million respectively) payable have been accrued for the purposes of these adjustments. SDRT is a share issue expense and has been charged against the paid-in surplus.

Combination adjustments

  The combination adjustments eliminate the ARCO common stock, ARCO preference shares, paid-in surplus and retained earnings and recognize the goodwill arising on acquisition.

Change in basis of accounting

  Both BP Amoco and ARCO held interests in Great Yarmouth Power Limited which were equity accounted prior to the acquisition. Following the merger the combined interests have been consolidated.

Increase (decrease) in caption heading                         At March 31, 2000
--------------------------------------                         -----------------
                                                                        $
                                                                   (Millions)
Fair value adjustments
  Intangible assets                                                  3,788
  Tangible assets                                                    7,490
  Fixed assets: Investments-- Joint Ventures                           188
  Fixed assets: Investments-- Other                                    585
  Net assets of operations  sold as required by FTC                  1,097
  Inventory                                                            285
  Other receivables falling due within 1 year                           40
  Other creditors falling due within 1 year                             50
  Finance debt                                                         365
  Other provisions                                                     (21)
  Minority shareholders' interest                                    1,233
Consideration
  Capital shares--Ordinary                                             834
  Merger reserve                                                    26,593
Accruals for amounts payable on the combination
  Other creditors                                                      523
  Paid-in surplus                                                     (315)
Combination adjustments
  Intangible assets -- Goodwill                                      6,808
  Capital shares
    Preference                                                          (1)
    Ordinary                                                          (811)
  Paid-in surplus                                                     (913)
  Retained earnings                                                 (7,271)
Change in basis of accounting
  Tangible assets                                                      151
  Fixed assets: Investments -- Associated undertakings                 (18)
  Other receivables falling due within 1 year                            6
  Other creditors falling due within 1 year                             15
  Finance debt                                                         124

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 7--Pro Forma adjustments to the consolidated balance sheet (Continued)

  These adjustments may be summarized by caption heading as set out below.

                                                           At March 31, 2000
                                                       ---------------------------
                                                            $               $
                                                         (Millions)

(a)  Intangible assets
      Fair value adjustments                           3,788
      Combination adjustments                          6,808
                                                      -------
                                                                       10,596
(b)  Tangible assets
     Fair value adjustments                            7,490
     Change in basis of accounting                       151
                                                      -------
                                                                        7,641
(c)  Fixed assets : Investments -- Joint Ventures
       Fair value adjustments                                             188
(d)  Fixed assets: Investments -- Associated undertakings
       Change in basis of accounting                                      (18)
(e)  Fixed assets: Investments--Other
       Fair value adjustments                                             585
(f)  Net assets of operations sold as required by FTC
       Fair value adjustments                                           1,097
(g)  Inventory
       Fair value adjustments                                             285
(h) Other receivables falling due within 1 year
       Fair value adjustments                             40
       Change in basis of accounting                       6
                                                      -------
                                                                           46
(i) Other creditors falling due within 1 year
       Fair value adjustments                             50
       Accruals for amounts payable on the combination   523
       Change in basis of accounting                      15
                                                      -------
                                                                         588
(j)  Finance debt
       Fair value adjustments                            365
       Change in basis of accounting                     124
                                                      -------
                                                                         489
(k)  Other provisions
       Fair value adjustments                                            (21)
(l)  Minority shareholders' interest
       Fair value adjustments                                          1,248
(m)  Capital shares -- Preference
       Combination adjustments                                            (1)
(n)  Capital shares -- Ordinary
       Consideration                                     834
       Combination adjustments                          (811)
                                                      -------
                                                                          23
(o)  Paid-in surplus
       Accruals for amounts payable on the combination  (315)
       Combination adjustments                          (913)
                                                      -------
                                                                      (1,228)
(p)  Merger reserve
       Consideration                                                  26,593
(q)  Retained earnings
       Combination adjustments                                        (7,271)

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 8--Operating cost savings

  BP Amoco expects to achieve an annual rate of pre-tax cost savings of approximately $1 billion during the second full year of operations of the combined enterprise, through organizational efficiencies, more focused exploration efforts, standardization and simplification of business processes and rationalization of operations. No adjustment has been included in the Unaudited Pro Forma Condensed Consolidated Financial Information for the anticipated benefits of these operating cost savings. There can be no assurance that anticipated cost savings will be achieved in the expected amounts or at the times anticipated.

Note 9--Significant differences between UK GAAP and US GAAP

  The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP.

  The main differences between UK GAAP and US GAAP that are relevant to BP Amoco's Unaudited Pro Forma Condensed Consolidated Financial Information are set out below.

  For US GAAP the cost of acquisition has been determined as follows:

                                                     At March 31, 2000
                                                     -----------------
                                                              $
                                                          (Millions)
Issue of 3,335  million  BP Amoco  ordinary
shares at(pound)5.115 ($8.21) per share                    27,386
Less: expected consideration  receivable on
issue of shares under option                                  565
                                                          -------
                                                           26,821
                                                          =======

Group consolidation

  Investments in entities over which the Group does not exercise control (associates and joint ventures) are accounted for by the equity method.

  UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

  UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

  Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP allows these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 9--Significant differences between UK GAAP and US GAAP (Continued)

Income statement

  The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

Exceptional items

  Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of businesses and fixed assets and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

Impairment

  Both UK and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires, in performing the review for recoverability, the entity to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, no impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the assets.

  For UK GAAP to the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use (fair value) the fixed asset is written down to its recoverable amount.

Provisions

  UK GAAP requires that the amount recognised as a provision should be an estimate of the expenditure required to settle the obligation at the balance sheet date. Provisions for decommissioning, environmental liabilities and onerous contracts should be determined on a discounted basis if the effect of the time value of money is material.

  Under US GAAP if the probable cost of settling the obligation is within a range of estimated amounts and no amount within the range appears to be a more likely outcome than any other amount in the range, the minimum amount in the range should be accrued. Also under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives.

Deferred taxation

  Under the UK GAAP restricted liability method, deferred taxation is only provided where timing differences are expected to reverse in the foreseeable future. Under US GAAP deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities at enacted tax rates.

  US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under US GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

  The adjustments for fixed assets, depreciation and deferred taxation arise from the difference between the UK GAAP and US GAAP bases for deferred taxation.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 9--Significant differences between UK GAAP and US GAAP (Continued)

Ordinary shares held for future awards to employees

  Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

Sale and leaseback

  The sale and leaseback of the Amoco building in Chicago, Illinois in 1998 is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction.

  A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP.

  Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 is taken to income in the period in which the transaction occurs. Under US GAAP this profit is not recognized immediately but amortized over the term of the operating lease.

Dividends

  Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                  CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 9--Significant differences between UK GAAP and US GAAP (Continued)

                                                      For the three      For the year
                                                       months ended             ended
Profit for the Period                                      March 31,      December 31,
--------------------------------------                         2000              1999
                                                      -------------      ------------
                                                             $                 $
                                                         (Millions, except per share
                                                               and ADS amounts)
Profit (loss) from continuing operations as
  reported under UK GAAP                                 3,388              5,194
   Adjustments
   Depreciation charge                                    (179)              (593)
   Decommissioning and environmental expense               (76)              (111)
   Onerous property leases                                  (7)               133
   Interest expense                                         48                165
   Sale and leaseback of fixed assets                       --                (37)
   Deferred taxation                                      (343)               149
   Other                                                    15                  6
                                                       -------            -------
Profit (loss) for the year from continuing
  operations as adjusted to accord with US GAAP          2,846              4,906
Dividend requirements on preference shares                  --                  2
                                                       -------            -------
Profit (loss)for the period from continuing operations
   applicable to ordinary  shares as adjusted to
   accord with US GAAP                                   2,846              4,904
                                                       -------            -------
Profit (loss) for the period from continuing
   operations as adjusted:
Per ordinary share
   Basic                                                  0.13               0.22
   Diluted                                                0.12               0.21
                                                       =======            =======
Per ADS
   Basic                                                  0.78               1.32
   Diluted                                                0.72               1.26
                                                       =======            =======

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 9--Significant differences between UK GAAP and US GAAP (Continued)

BP Amoco shareholders' interest

                                                     At March 31, 2000
                                                     -----------------
                                                              $
                                                          (Millions)

Shareholders' interest as reported in the
consolidated balance sheet                                 71,885
Adjustments
   Fixed assets                                             7,952
   Ordinary shares held for future awards to employees       (449)
   Sale and leaseback of Chicago office building             (413)
   Decommissioning and environmental provisions              (287)
   Onerous property leases                                    134
   Restructuring costs                                       (400)
   Deferred taxation                                      (14,960)
   Dividend                                                 1,133
   Pension liability adjustment                              (144)
   Other                                                     (192)
                                                          -------
Shareholders' interest as adjusted to accord
  with US GAAP                                             64,259
                                                          =======

Note 10--Profit per ordinary share on a US GAAP basis

                                                   BP Amoco       ARCO
Three months ended March 31, 2000                  Historical     Historical    Pro Forma
---------------------------------                  ----------     ----------    ---------
                                                       $              $             $
                                                (millions, except per share and ADS amounts)
Profit (loss) for the period applicable
 to common (ordinary) shares                       2,528            617          2,846
                                                  ======         ======         ======
Profit (loss) for the period:
Per common (ordinary) share
  Basic                                             0.13           1.92           0.13
  Diluted                                           0.13           1.88           0.12
Per ADS
  Basic                                             0.78                          0.78
  Diluted                                           0.78                          0.72
Average number of common (ordinary)
 shares outstanding (in millions)
  Basic                                           19,427            322         22,762
  Assuming dilution                               19,563            329         22,898
                                                  ======         ======         ======
Year ended December 31, 1999
----------------------------
Profit for the year applicable to common
 (ordinary) shares                                 4,594          1,420         4,904
                                                  ======         ======         ======
Profit for the year:
Per common (ordinary) share
  Basic                                             0.24           4.41          0.22
  Diluted                                           0.24           4.32          0.21
Per ADS
  Basic                                             1.44                         1.32
  Diluted                                           1.44                         1.26
Average number of common (ordinary)
 shares outstanding (in millions)
  Basic                                           19,386            322        22,721
  Assuming dilution                               19,497            329        22,832
                                                  ======         ======        ======

            2(a) FINANCIAL INFORMATION OF ATLANTIC RICHFIELD COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Shareholders of Atlantic Richfield Company

  In our opinion, the consolidated financial statements listed in the accompanying index appearing on pages 30, 34, 35 and 40 present fairly, in all material respects, the financial position of Atlantic Richfield Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing on page 98 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

                                          PricewaterhouseCoopers LLP

Los Angeles, CA
January 31, 2000


                       CONSENT OF INDEPENDENT ACCOUNTANTS

  We hereby consent to the incorporation by reference in the prospectus included in the registration statement on Form F-3 (File No. 333-9790) of BP Amoco p.l.c., the prospectus included in the registration statement on Form F-3 (File No. 33-39075) of BP America Inc. and BP Amoco p.l.c., the prospectus included in the registration statement on Form F-3 (File No. 33-20338) of BP America Inc. and BP Amoco p.l.c., the prospectus included in the registration statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c., the prospectus included in the registration statement on Form S-8 (File No. 33-21868) of BP Amoco p.l.c., the prospectus included in the registration statement on Form S-8 (File No. 333-9020) of BP Amoco p.l.c., the prospectus included in the registration statement on Form S-8 (File No. 333-9798) of BP Amoco p.l.c., the prospectus included in the registration statement on Form S-8 (File No. 333-79399) of BP Amoco p.l.c., and the prospectus included in the registration statement on Form S-8 (File No. 333-34968) of BP Amoco p.l.c., of our report dated January 31, 1999 relating to the financial statements of Atlantic Richfield Company, which appears in the Current Report on Form 6-K of BP Amoco p.l.c. dated July 3, 2000.

                                         PricewaterhouseCoopers LLP

Los Angeles, California
July 3, 2000

Operating Review

                                 Introduction

  In 1999, ARCO took a number of actions, primarily divestitures, to implement its strategy of focusing on key oil and gas businesses. The divestitures included both non-oil and gas businesses and non-core oil and gas properties. In addition, ARCO achieved total before-tax cost reductions in operating, exploration, and selling, general, and administrative (SG&A) expenses of over $740 million, compared to baseline 1998 expenses. This achievement in one year exceeded the two-year goal of $500 million announced in October 1998. All areas of ARCO's business contributed to the cost reductions, which were increased by expense timing factors. Adjusted for these items, ARCO believes that the sustainable annual savings are on the order of $650 million. However, the event which could have the greatest potential impact on the company in the future is the proposed combination of BP Amoco and ARCO. The combination has been approved by the shareholders of both ARCO and BP Amoco. The European Commission approved the transaction with some stipulations on September 29, 1999. On February 4, 2000, the Federal Trade Commission (FTC) filed a complaint in the United States District Court in San Francisco alleging that the combination violated section 7 of the Clayton Act and filed a motion for preliminary injunction to enjoin BP Amoco from completing the combination. The status of the combination is discussed in detail on page 1.

  The Operating Review that follows explains the major changes in ARCO's key businesses as related to prices, production volumes, sales, and expenses for the years 1999 and 1998. Discontinued operations, unallocated expenses, and other operations, which include Lower 48 pipelines and aluminum, are also examined. The consolidated results of these operations are examined in relation to the Consolidated Statement of Income on page 30.

                         Results of Segment Operations

Exploration & Production


Millions                  1999     1998      1997
                      ---------------------------
Net income (loss)      $   938 $   (616) $  1,347
Special items charge       190    1,002         -
                      ---------------------------
Operating results      $ 1,128 $    386  $  1,347
                      ---------------------------

  In 1999, ARCO's operating results from worldwide oil and gas exploration and production operations were significantly impacted by higher crude oil prices and, to a lesser extent, higher natural gas volumes and domestic natural gas prices. In addition, as a result of the company's cost reduction program, combined operating, exploration, and SG&A expenses before tax were more than $500 million lower, compared to 1998.

  In 1999, special items included a net charge of $190 million after tax, primarily for the loss on the disposition of a portion of ARCO's interest in the Rhourde El Baguel field in Algeria and for the anticipated loss on the sale of office space in Plano, Texas. Charges for impairment in 1999 were insignificant.

  During 1999, ARCO's total production grew to 1,019,600 barrels of oil equivalent per day (BOEPD), primarily due to increased international production, which grew to 345,500 BOEPD.

Average Petroleum Liquids Sales Prices


per barrel                   1999      1998      1997
                          ---------------------------
U.S., including Vastar    $ 12.83   $  9.43   $ 15.63
International composite   $ 14.39   $ 11.07   $ 18.20
Venezuela                 $  7.42   $  4.05   $     -
                          ---------------------------

  ARCO's 1998 exploration and production operating results were significantly impacted by lower crude oil prices and, to a lesser extent, higher exploration expenses. The impact of lower natural gas prices was essentially offset by increased natural gas production. The former Union Texas Petroleum Holdings, Inc. (UTP)

                         Results of Segment Operations

  Properties obtained through the purchase of UTP at the end of the second quarter of 1998 contributed to a 4% increase in production volumes for the year. The added revenues from that production were more than offset by the depreciation, depletion, and amortization (DD&A), which included the allocated purchase price, and the operating costs associated with those properties.

  In 1998, special items included after-tax charges of $925 million for the impairment of oil and gas properties, including $507 million related to former UTP properties. See page 32 of the "Results of Consolidated Operations" for a further discussion of the 1998 impairment. Special items also included aftertax charges of $107 million primarily for employee termination costs associated with restructuring. These charges were partially offset by tax-related benefits of approximately $30 million.

Petroleum Liquids Production

Barrels/day - net                  1999       1998       1997
                                -----------------------------
Prudhoe Bay                     158,700    175,300    198,500
Kuparuk River                   110,800    123,000    128,200
Greater Point McIntyre           30,800     41,500     50,200
Other Alaska                     18,800      6,900        300
Vastar                           60,000     50,100     50,700
Other Lower 48                   85,200    130,800    130,000
International                   159,100    130,400     82,600
                                -----------------------------
Total                           623,400    658,000    640,500
                                -----------------------------

  The 1999 decrease in U.S. petroleum liquids production primarily resulted from natural field declines in Alaska and the absence of production from California heavy crude oil properties (other Lower 48) that produced approximately 32,000 barrels per day (BPD) in 1998. The California properties were exchanged in October 1998 for Gulf of Mexico exploration acreage and properties producing both crude oil and natural gas that were ultimately sold to Vastar. The lower Alaska petroleum liquids production primarily reflected natural field decline at the Prudhoe Bay, Kuparuk River and Greater Point McIntyre fields partially offset by increases in satellite field production.

  The increased international petroleum liquids production primarily reflected the impact of a full year of production contributed by former UTP properties in 1999 versus only six months of production in 1998.

  In 1998, increased petroleum liquids production primarily reflected 36,700 BPD contributed by the former UTP properties, partially offset by natural field decline in Alaskan fields.

  ARCO has begun development of the Alpine field and other satellite discoveries which will help stabilize production in Alaska after 1999.

Natural Gas Production

Million cubic feet/day - net                    1999       1998       1997
                                              -----------------------------
U.S., including Vastar                         1,259      1,175      1,066
                                              -----------------------------
International
 United Kingdom                                  451        369        368
 Indonesia                                       247        293        314
 Indonesia LNG                                   251         98          -
 China                                           114        133        142
 Other                                            56         36         20
                                              -----------------------------
Total International                            1,119        929        844
                                              -----------------------------

  In 1999, the growth in international natural gas production reflected the impact of a full year of production contributed by former UTP properties in 1999 versus only six months of production in 1998, along with increased production from the United Kingdom North Sea. The growth was partially offset by a decrease in Indonesian natural gas production as a result of the impact of higher natural gas prices on production sharing contracts. The increase in U.S. natural gas production primarily resulted from Vastar's 9% growth in production. Vastar's increased production reflected the production from the Gulf of Mexico properties transferred to Vastar late in 1998, and production increases achieved from new field startups and operational improvements at West Cameron 645, Mississippi Canyon 148, the San Juan Basin and other fields.

Average Natural Gas Sales Prices

per thousand cubic feet            1999     1998     1997
                                  ------------------------
U.S., including Vastar            $1.99    $1.82    $2.04
International (excluding LNG)     $2.24    $2.54    $2.64
Indonesian LNG                    $3.29    $2.49    $   -

                         Results of Segment Operations

  The 1998 growth in international natural gas production primarily reflected 167 million cubic feet per day (MMCFD) contributed from former UTP properties, partially offset by declines of approximately 80 MMCFD associated with ARCO's other properties, including a 53 MMCFD decline from Indonesia. In 1998, Indonesian volumes fell due to the severe effect of the Asian financial crisis on Indonesia's economy.

Refining & Marketing

Millions                          1999      1998      1997
                                 --------------------------
Net income                     $   593    $   281  $   325
Special items charge                 3          -       38
                                 --------------------------
Operating results              $   596    $   281  $   363
                                 --------------------------

  Improved operating results in 1999, compared to 1998, primarily resulted from higher light product margins. The effect of West Coast refinery outages in the second quarter of 1999 impacted supply in the second and third quarters resulting in higher product realizations. The higher product sales prices were partially offset by higher crude oil costs. Gasoline sales volumes increased 2% at existing ARCO retail outlets.

  In 1998, light product margins were lower resulting in reduced operating results. Jet fuel imports from Asia into the West Coast marketing area led to changes in product mix for refineries on the West Coast. This change increased the supply of gasoline and diesel, causing margins to decline as gasoline and diesel prices fell more than crude oil prices during the year.

  The 1999 and 1998 net income included a benefit of approximately $44 million and $17 million after tax, respectively, associated with the amortization of the deferred pre-tax gain on the sale of ARCO's chemical interest. See "Gain on Disposition of Discontinued Operations" on page 28.

  In 1998, a special items charge of $13 million for personnel reductions associated with ARCO's cost reduction programs was offset by favorable legal settlements. The 1997 special items charge primarily related to personnel reductions associated with cost reduction programs.

Petroleum Products Sales

Thousand barrels/day           1999     1998     1997
                              ------------------------
Gasoline                      314.5    308.7    281.9
Jet                           102.3    102.8    117.3
Distillate                     82.9     80.6     76.6
Other                          71.0     72.7     68.0
                             -------------------------
Total                         570.7    564.8    543.8
                             -------------------------

  ARCO has had steady growth in petroleum product sales volumes over the past three years. In order to support this growth, refined products were purchased from third parties to supplement ARCO's refinery production in 1999 and 1998. Margins on the sale of purchased products are lower than on products produced. The decreased jet fuel sales in 1999 and 1998, compared to 1997, reflected a change in the production mix and turnarounds at ARCO's Cherry Point Refinery in both 1999 and 1998.

Other Operations

Millions                          1999     1998     1997
                                 ------------------------
Net income                      $   87  $   111  $    82
Special items (benefit)charge       (6)      (8)       7
                                 ------------------------
Operating results               $   81  $   103  $    89
                                 ------------------------

  Results from ARCO's other operations comprise earnings from Lower 48 pipeline operations and an aluminum rolling facility. Excluding the special items, the decline in operating results in 1999 reflected decreased earnings from the pipeline operations, primarily as a result of the transfer of certain pipeline operations to the refining and marketing segment. This decline was partially offset by a $3 million increase in equity earnings from the 50% owned Seaway pipeline joint venture in the Midcontinent. The increase in 1998 earnings, compared to 1997, primarily reflected improved operating results from the Seaway pipeline joint venture.

  Operating results from the aluminum operations were relatively flat for the three years ended December 31, 1999.

                         Results of Segment Operations

  The 1999 special items included gains from asset sales. The 1998 special items included gains from pipeline asset sales, partially offset by pipeline restructuring charges. The 1997 special items included restructuring charges for Lower 48 pipeline operations.

Unallocated Items


Millions                                    1999      1998     1997
                                           -------------------------
Unallocated net income (expense)         $    12  $   (228) $  (177)
Interest expense                            (285)     (203)    (246)
Income from discontinued operations            -       179      267
Gain on disposition of
  discontinued operations                     77       928      291
Extraordinary loss on
  extinguishment of debt                       -         -     (118)
                                          --------------------------
Total                                    $  (196) $    676  $    17
                                          --------------------------

  After-tax charges for environmental remediation and restructuring were $24 million and $8 million in 1999, compared to $143 million and $48 million, respectively, in 1998. This decrease, along with a reduction in corporate staff and general expenses of approximately $90 million after tax, was only partially offset by lower tax benefits and decreased interest income on shortterm investments, resulting in unallocated net income in 1999.

  In 1998, unallocated net expense primarily included charges of $143 million after tax for future environmental remediation, charges of $48 million after tax for restructurings, corporate staff and general expenses, and interest revenue.

  In 1997, unallocated net expense primarily included charges of $179 million after tax for future environmental remediation and reclamation, charges of $11 million after tax for restructurings, tax benefits related to affiliate stock transactions, corporate staff and general expenses and interest revenue.

  The environmental charges in 1998 and 1997 related both to current operations and natural resource damage liabilities in the state of Montana associated with previously discontinued mining operations. In 1997, ARCO adopted a new environmental accounting standard and accrued the company's estimate of post-remediation monitoring costs.

  After-tax interest expense has declined over the last two years after taking into account the effect of certain interest credits in 1998 and 1997. In 1998, interest expense included interest on a tax refund of $94 million after tax, whereas 1997 included reversal of reserves for tax-related interest of $89 million after tax. The decrease is due primarily to higher capitalized interest in 1999 and 1998. The impact of increased interest capitalization more than offset the increase in combined short and long-term debt outstanding during 1999.

Extraordinary Loss on Extinguishment of Debt

  The company incurred a loss of $192 million before tax, or $118 million after tax, on early retirement of long-term debt during 1997. The early retirements resulted in a pre-tax reduction in interest expense on long-term debt of approximately $100 million in 1998.

Gain on Disposition of Discontinued Operations

ARCO Chemical

  In July 1998, ARCO sold its entire interest in ARCO Chemical to Lyondell Chemical Company (Lyondell), an unrelated third party following ARCO's 1997 disposition of Lyondell stock, for cash proceeds of $4.6 billion. After deferral of $313 million of the pre-tax gain as discussed below, ARCO recorded a net after-tax gain of $1.1 billion.

  In 1999, adjustments for tax benefits resulted in the recording of an additional after-tax gain on disposition of $59 million.

  Previously, the company entered into a 10-year purchase agreement with ARCO Chemical providing for the delivery of fixed quantities of methyl tertiary butyl ether (MTBE) at a formula-based price. At the inception of the contract, a liquid spot market for MTBE did not exist. As the spot market has developed, the formula-based prices have historically been above spot market prices. Provision for loss on the contract was not necessary because ARCO Chemical was a consolidated, majority-owned subsidiary of the company. ARCO believes that, at the date of sale of ARCO Chemical to Lyondell, the pricing terms were above-market as compared to similar toll-based contracts.

                         Results of Segment Operations

  The above-market MTBE contract value was reflected in the sale price of the company's interest in ARCO Chemical. As a result, ARCO deferred $313 million of the pre-tax gain on sale of the ARCO Chemical interest. This deferral represents the estimated discounted present value of the difference over the remaining term of the contract (which terminates in 2002) between the contract price and the spot market price for MTBE. ARCO does not expect that the above-market differential will decrease over the remaining term.

  The deferral is being amortized over the remaining term of the contract on the basis of annual volume over total contracted volume. The amortization and recognition of imputed interest had a net favorable impact of approximately $44 million and $17 million after tax on earnings of the refining and marketing segment in 1999 and 1998, respectively.

Coal

  In the first quarter of 1999, ARCO sold its interests in two Australian coal mines. ARCO sold its 80% interest in the Gordonstone coal mine and its 31.4% interest in the Blair Athol Joint Venture. In 1998, ARCO recorded a $92 million provision for the estimated loss on the disposal of the U.S. and Australian coal assets. In 1999, upon the sale of the interests in the Australian mines the provision was reduced resulting in an after-tax gain of $22 million.

  In June 1998, for cash consideration of approximately $1.1 billion, ARCO disposed of its U.S. coal operations in a transaction with Arch Coal (Arch). Operations disposed of included the Black Thunder and Coal Creek mines in Wyoming, the West Elk mine in Colorado, and ARCO's 65% interest in three mines in Utah. The Colorado and Utah mines were sold outright. ARCO contributed its Wyoming coal operations and Arch transferred various of its coal operations into a new joint venture that is 99% owned by Arch and 1% owned by ARCO.

UTP Petrochemical

  At the time of the UTP acquisition, ARCO determined the UTP petrochemical operations would be divested as soon as possible. Accordingly, in 1998, $33 million after tax was accrued as the estimated loss on disposal of the petrochemical assets. In March 1999, ARCO sold the UTP petrochemical business and recorded an additional loss of $4 million.

Lyondell

  In September 1997, all of ARCO's 9% Exchangeable Notes due September 15, 1997, with an outstanding principal amount of $988 million, were redeemed with Lyondell common stock owned by ARCO. ARCO then sold its remaining Lyondell shares in a privately negotiated transaction. ARCO realized an aggregate pretax gain of $633 million, or $291 million after tax, on the two transactions.

Income From Discontinued Operations


Net income - millions                   1999       1998       1997
                                       ----------------------------
ARCO Chemical                          $   -    $   170     $   92
Coal operations                            -          9         56
Lyondell                                   -          -        119
UTP petrochemical operations               -          -          -
                                       ----------------------------
Total                                  $   -    $   179    $   267
                                       ----------------------------

  See  Note  4  of  Notes  to  Consolidated   Financial   Statements   regarding
discontinued operations, beginning on page 47.

                        Consolidated Statement of Income


Millions, except per share amounts                1999           1998            1997
                                              ---------------------------------------
REVENUES
Sales and other operating revenues            $ 12,501       $ 10,303        $ 14,340
Other revenues                                     554            506             417
                                              ---------------------------------------
Total revenues                                  13,055         10,809          14,757
                                              ---------------------------------------
EXPENSES
Trade purchases                                  4,893          3,959           6,405
Operating expenses                               2,386          2,794           2,714
Selling, general and
  administrative expenses                          607            713             756
Exploration expenses (including
 undeveloped leasehold amortization)               386            629             508
Depreciation, depletion and amortization         1,785          1,535           1,446
Impairment of oil and gas properties                14          1,447               -
Taxes other than income taxes                      475            506             640
Interest                                           398            259             343
Loss on disposition of Algeria assets              175              -               -
Restructuring costs                                 20            249              67
                                              ---------------------------------------
Total expenses                                  11,139         12,091          12,879
                                              ---------------------------------------
Income (loss) from continuing operations
 before income taxes, minority interest
 and extraordinary item                          1,916         (1,282)          1,878
Provision (benefit) for taxes on income            533           (651)            504
Minority interest in earnings of subsidiaries       38             24              43
                                              ---------------------------------------
Income (loss) from continuing operations
 before extraordinary item                       1,345           (655)          1,331
Income from discontinued operations, net of
 income taxes of $113 (1998) and $74 (1997)          -            179             267
Gain on disposition of discontinued operations,
 net of income taxes of $58 (1999), $1,620
 (1998) and $342 (1997)                             77            928             291
                                              ---------------------------------------
Income before extraordinary item                 1,422            452           1,889
Extraordinary loss on extinguishment
 of debt, net of income taxes of $74                 -              -             118
                                              ---------------------------------------
Net income                                    $  1,422       $    452        $  1,771
                                              ---------------------------------------
Earnings per share:
Continuing operations
  Basic                                       $   4.17      $   (2.05)       $   4.14
  Diluted                                     $   4.09      $   (2.05)       $   4.07
Net income
  Basic                                       $   4.41       $   1.40        $   5.51
  Diluted                                     $   4.33       $   1.40        $   5.41
Weighted average equivalent shares outstanding:
 Basic                                           322.3          321.0           321.2
 Diluted                                         328.8          321.0           327.4

See Notes on pages 43 through 61.

                      Results of Consolidated Operations

Income from Continuing Operations

  The improvement in ARCO's income from continuing operations in 1999 primarily reflected higher crude oil prices, increased refined products margins, lower operating, exploration and SG&A expenses and higher natural gas volumes.

  ARCO's 1998 operating results were down primarily because of lower crude oil prices along with higher exploration expenses. The lower crude oil prices reduced operating income by nearly $800 million.

Earnings from Consolidated Operations

Millions                                      1999        1998        1997
                                             ------------------------------
Income (loss)from continuing operations   $  1,345    $   (655)   $  1,331
Special items charge (benefit)                 181       1,055          (2)
                                             ------------------------------
Operating results                         $  1,526    $    400    $  1,329
                                             ------------------------------
Special items after tax

Millions                                      1999        1998        1997
                                             ------------------------------
Loss on disposition of Algeria assets     $    161    $      -    $      -
Impairment of oil and gas properties             9         925           -
Tax-related benefits                           (33)       (153)       (248)
Environmental charges                           27         145         184
Restructuring charges                           13         172          40
Other, net                                       4         (34)         22
                                             ------------------------------
Total charge (benefit)                    $    181    $  1,055    $     (2)
                                             ------------------------------

Revenues

  In 1999, the increase in exploration and production sales revenues resulted from higher petroleum liquids prices and natural gas production volumes, partially offset by lower petroleum liquids volumes.

  The decline in exploration and production revenues in 1998 resulted primarily from lower petroleum liquids prices and natural gas marketing activity. Effective September 1997, Vastar contributed certain of its natural gas marketing operations to a joint venture with Southern Energy, Inc. The joint venture is accounted for on the equity method. As a result of the transfer of those operations, the natural gas marketing sales and purchases volumes for 1999 and 1998 were significantly lower compared to 1997.

Sales and Other Operating Revenues

Millions                                      1999        1998        1997
                                             ------------------------------
Exploration & production                   $ 7,022    $  5,936    $  9,550
Refining & marketing                         7,000       5,484       6,856
Other operations                                56         170         193
Intersegment eliminations                   (1,577)     (1,287)     (2,259)
                                             ------------------------------
Total                                       $12,501   $ 10,303    $ 14,340
                                             ------------------------------

  In 1999, refining and marketing revenue primarily increased as a result of higher refined products prices.

  The decline in refining and marketing sales revenues in 1998 resulted from lower refined products prices, only partially offset by increased gasoline sales volumes.

Other Revenues

  In 1999, higher other revenues, compared to 1998, reflected one-time legal settlements and increased interest and rental income.

  In 1998, other revenues increased primarily as a result of improved equity earnings from ARCO's pipeline operations and gains from pipeline asset sales.

Expenses

  Trade purchases for 1999 were higher primarily as a result of increased purchases of finished and unfinished refined product from third parties and higher crude oil prices associated with crude oil marketing activity.

  In 1998, trade purchases, compared to 1997, were lower primarily as a result of lower crude oil prices and the transfer of Vastar's natural gas marketing operations to the Vastar-Southern Energy, Inc. joint venture.

  Operating expenses declined in 1999 as a result of a decrease in exploration and production operating costs of approximately $190 million before tax, compared to 1998. This decline was due to the 1998 exchange of higher cost California heavy crude oil properties for Gulf of Mexico crude oil and natural gas properties, as well as the impact of the company's cost reduction program. In addition, charges for future remediation and reclamation were $57 million in 1999, compared to $234 million in 1998. The 1998 charges related to both current operations and to natural resource damage liabilities in the state of Montana associated with previously discontinued mining operations.

                      Results of Consolidated Operations

  In 1998, operating expenses increased because of added expenses from UTP and a $91 million provision associated with the exchange of California heavy crude oil properties. Charges for future environmental remediation and reclamation declined to $234 million before tax. In 1998, natural gas marketing delivery charges declined following the transfer of operations to the Vastar-Southern Energy, Inc. joint venture.

  In 1997, operating expenses included charges of $300 million before tax for future environmental remediation and reclamation as well as costs associated with increased production from Rhourde El Baguel in Algeria and other new field production.

  The environmental charges in 1998 and 1997 related both to current operations and to natural resource damage liabilities in the state of Montana associated with previously discontinued mining operations. In 1997, these charges also related to the adoption of a new environmental accounting standard.

  In 1999, SG&A expense declined primarily as a result of lower personnel costs and a favorable adjustment to self-insurance reserves for estimated claims incurred but not yet reported.

  DD&A expense in 1999, compared to 1998, was higher as a result of a full year of DD&A associated with the former UTP operations, which became a part of ARCO's operations in the third quarter of 1998. In addition, DD&A expense also increased as a result of increased natural gas production and higher average depletive writeoff rates associated with Vastar's operations.

  The higher DD&A expense in 1998 reflected the inclusion of the DD&A of former UTP operations in the third and fourth quarters of 1998.

  Each year ARCO performs an impairment review of its oil and gas properties. The 1999 impairment review resulted in insignificant charges related to a few isolated properties. ARCO used a benchmark price of $25.60/bbl in preparing its December 31, 1999 Supplemental Oil and Gas Information.

  In the fourth quarter of 1998, after a year-long decline in crude oil prices, ARCO determined that part of the oil price decline that had taken place was permanent. Accordingly, ARCO revised its official crude oil price forecast used for economic decision making during the fourth quarter of 1998. This forecast was based on a West Texas Intermediate (WTI) benchmark price of $15 per barrel
(bbl) in 1999, $16/bbl in 2000, and $17/bbl in 2001, with 2% escalation thereafter. While crude oil prices reached as low as $12/bbl in December 1998, many oil industry expert forecasts considered crude oil prices in that range to be unusually low and inappropriate for economic decision making. ARCO used a benchmark price of $12.05/bbl in preparing its December 31, 1998 Supplemental Oil and

Gas Information.

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, in 1998 ARCO performed an impairment review to determine whether any of ARCO's oil and gas properties were impaired based on the new crude oil price forecast. Net undiscounted cash flows before tax were calculated and compared to the net book value on a field-by-field basis. This included cash flows from proved developed, proved undeveloped and potential oil and gas reserves, which included both producing and non-producing reserves. The potential reserves were calculated on a risk-weighted basis to include the uncertainties associated with field size, reservoir performance, technological development and commercial risk. Where appropriate, contracted prices were used but did not materially impact the result. For those fields where the net book value exceeded the net undiscounted cash flows before tax, the discounted future cash flows before tax were calculated using a 10% discount rate factor. This resulted in a pre-tax impairment charge of $1.4 billion in 1998. ARCO also tested a downside case using WTI benchmark crude oil prices of $1/bbl lower than each year of its official forecast. ARCO believes that prices below $14/bbl are not sustainable and like most commodities will cycle around their historical midpoints. The impaired properties included former UTP properties in Pakistan, Venezuela and the U.K. North Sea, as well as other ARCO properties in California, the U.K. North Sea, North Africa and the Middle East.

                      Results of Consolidated Operations

  Significant downward revisions of these oil and gas reserves could result in material impairment provisions in future years if crude oil prices permanently decline below the price forecast used in determining the 1998 impairment. Accounting rules do not permit the reversal of prior impairments if oil prices rise.

  The lower exploration expense in 1999 reflected a decline in geological and geophysical and dry-hole expense in ARCO's international exploration operations and a decline in Vastar's dry-hole expense.

  In 1998, ARCO's international exploration operations incurred increased geological and geophysical expense and dry-hole costs. Vastar had higher exploration expenses of $35 million in 1998 primarily resulting from increased dryhole expense associated with deepwater drilling activity.

  In 1999, taxes other than income taxes declined as lower production volumes on which certain production taxes are based more than offset the increase in crude oil prices.

  Taxes other than income taxes decreased in 1998 primarily as the result of the impact of lower crude oil prices and, to a lesser extent, lower volumes on U.S. production taxes.

  The 1999 interest expense was slightly lower, compared to 1998, after adjusting the 1998 interest expense for interest on a tax refund. The decline resulted from the impact of increased interest capitalization more than offsetting the increase in combined short and long-term debt outstanding during 1999.

  The decrease in interest expense in 1998 primarily reflected increased capitalized interest compared to 1997.

  In 1998, $229 million of the restructuring charges related to costs of eliminating approximately 1,200 positions specifically identified as of December 31, 1998. The $20 million of restructuring charges in 1999 relates to an adjustment of the 1998 accrual, primarily due to the elimination of additional positions. The entire 1997 charge was for personnel-related costs. See Note 7 of Notes to Consolidated Financial Statements on page 49 regarding restructuring costs.

Income Taxes

  The company had an effective tax rate of 27.8% in 1999. An effective tax rate lower than the statutory rate primarily reflected various tax credits and other benefits, partially offset by taxes on foreign income in excess of statutory rate. The company had a tax benefit in 1998 reflecting the company's loss from continuing operations in that year.

                           Consolidated Balance Sheet


Millions                                                        1999      1998
                                                            -------------------
ASSETS
Current assets:
 Cash and cash equivalents                                  $    879  $    657
 Short-term investments                                          264       260
 Accounts receivable                                           1,301     1,002
 Inventories                                                     430       475
 Prepaid expenses and other current assets                       184       317
                                                            -------------------
 Total current assets                                          3,058     2,711
                                                            -------------------
Investments and long-term receivables:
 Investments accounted for on the equity method                1,508     1,235
 Other investments and long-term receivables                   1,660       831
                                                            -------------------
 Total investments and long-term receivables                   3,168     2,066
                                                            -------------------
Net property, plant and equipment                             18,466    18,762
Net assets of discontinued operations                             67       339
Deferred charges and other assets                              1,513     1,321
                                                            -------------------
Total assets                                                $ 26,272  $ 25,199
                                                            -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable                                              $  1,672  $  2,403
 Accounts payable                                                830       976
 Taxes payable                                                   420       634
 Long-term debt due within one year                               11       399
 Other                                                         1,090     1,285
                                                            -------------------
 Total current liabilities                                     4,023     5,697
                                                            -------------------
Long-term debt                                                 5,698     4,332
Deferred income taxes                                          3,644     3,318
Dismantlement, restoration and reclamation                     1,154     1,058
Other deferred liabilities and credits                         2,770     2,955
Minority interest                                                297       259
                                                            -------------------
Total liabilities                                             17,586    17,619
                                                            -------------------
Stockholders' equity:
 Preference stocks                                                 1         1
 Common stock, $2.50 par value; shares issued 326,713,278
 (1999), 325,902,559 (1998)
 shares outstanding 323,048,817 (1999), 321,315,367 (1998)       817       815
 Capital in excess of par value of stock                         889       863
 Retained earnings                                             7,091     6,589
 Treasury stock                                                 (279)     (344)
 Accumulated other comprehensive income (loss)                   167      (344)
                                                            -------------------
Total stockholders' equity                                     8,686     7,580
                                                            -------------------
Total liabilities and stockholders' equity                  $ 26,272  $ 25,199
                                                            -------------------

See Notes on pages 43 through 61.

                      Consolidated Statement of Cash Flows


Millions                                                    1999        1998        1997
                                                           ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations             $ 1,345     $  (655)    $ 1,213
Adjustments to reconcile net income to net cash
 provided by operating activities:
Depreciation, depletion and amortization                   1,785       1,535       1,446
Impairment of oil and gas properties                          14       1,447           -
Dry-hole expense and undeveloped leasehold amortization      235         303         235
Loss on Algeria asset disposal                               175           -           -
Income from equity investments                               (56)        (78)        (19)
Dividends from equity investments                             65          37          26
Cash payments (greater) less than noncash provisions        (422)        184          61
Minority interest in earnings of subsidiaries                 38          24          43
Net gain on asset sales                                      (70)        (61)        (49)
Deferred income taxes                                        264        (539)        112
Extraordinary loss on extinguishment of debt                   -           -         118
Changes in working capital accounts                         (654)        307         183
Other                                                         83          58           2
                                                           ------------------------------
Net cash provided by operating activities                  2,802       2,562       3,371
                                                           ------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets, including dry-hole costs       (2,727)     (3,551)     (2,655)
Net proceeds from sale of ARCO Chemical and U.S.
 coal assets                                                   -       3,988           -
Union Texas Petroleum acquisition                              -      (2,707)          -
Proceeds from asset sales                                    913         207         182
Net cash provided (used) by short-term investments           (22)        (33)        558
Investment in/advances to LUKARCO                           (144)        (59)       (227)
Investments and long-term receivables                        (13)       (242)       (202)
Other                                                         (4)        (73)          6
                                                          ------------------------------
Net cash used by investing activities                     (1,997)     (2,470)     (2,338)
                                                          ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt                              (1,019)       (503)     (1,558)
Proceeds from issuance of long-term debt                   1,999         536         254
Net cash provided (used) by notes payable                   (695)        912         521
Dividends paid                                              (920)       (917)       (908)
Treasury stock purchases                                      (2)        (32)       (256)
Other                                                         52          50          43
                                                          -------------------------------
Net cash provided (used) by financing activities            (585)         46      (1,904)
                                                          -------------------------------
Cash flows from discontinued operations                       13          85         (16)
Effect of exchange rate changes on cash                      (11)          -          (5)
                                                          -------------------------------
Net increase (decrease) in cash and cash equivalents         222         223        (892)
Cash and cash equivalents at beginning of year               657         434       1,326
                                                          -------------------------------
Cash and cash equivalents at end of year                 $   879     $   657     $   434
                                                          -------------------------------

See Notes on pages 43 through 61.

                 Analysis of Cash Flows and Financial Condition

1999 Cash Inflows - (millions)
--------------------------------------------------------------------------------
[CHART APPEARS HERE]

                      $2,802           Operations

                      $1,999           Long-term debt issuance
                      $  913           Asset sales
                      $   65           Other

  ARCO's 2000 capital spending program includes $2.6 billion for additions to fixed assets, compared to $2.7 billion in 1999. Future capital expenditures remain subject to business conditions affecting the industry, as well as changes in environmental rules and regulations and the tax laws. They are also subject to change based on the timing and the status of the combination with BP Amoco.

  Cash and cash equivalents and short-term investments totaled $1.1 billion at year-end 1999, short-term borrowings were $1.7 billion and long-term debt due within one year was $11 million.

  Beginning in 1997 and continuing through the first quarter of 1999, the company utilized increased short-term borrowing in lieu of increased long-term borrowing (other than long-term debt assumed in connection with the UTP acquisition in 1998). While overall short-term borrowings were lower at December 31, 1999, compared to December 31, 1998, the company remained in a working capital deficit position (currently $1.0 billion at December 31, 1999). Depending upon the revenues earned and cash received from the sale of assets during 2000, the company may increase total indebtedness during the course of the year.

2000 Budgeted Adds to Fixed Assets - (millions)
--------------------------------------------------------------------------------
                              [CHART APPEARS HERE]

                      $  850      Vastar
                      $  690      International oil & gas
                      $  475      Alaska
                      $   90      Other Lower 48
                      $  420      Refining & Marketing
                      $   30      Other

1999 Cash Outflows - (millions)
--------------------------------------------------------------------------------
[CHART APPEARS HERE]

                      $2,727     Adds to fixed assets
                      $1,019     Repayment of long-term debt
                      $  920     Dividends
                      $  695     Repayment of short-term debt
                      $  185     Other

  On January 27, 1999, ARCO filed a Form S-3 Registration Statement (S-3) for the issuance of up to $1.5 billion of debt securities as determined by market conditions. At December 31, 1999, ARCO had issued a total of $1 billion of long-term debt securities under the S-3. As of February 28, 2000, the remaining $500 million of debt securities that could be issued under the S-3 have not been issued by the company.

  At December 31, 1999, ARCO had unused committed bank credit facilities totaling $3.0 billion.

  The company believes it has adequate resources and liquidity to fund future cash requirements for working capital, capital expenditures, dividends and debt repayments with cash generated from operations, existing cash balances, additional short-and long-term borrowing, and the sale of assets.

  Effective June 13, 1997, ARCO had a 2-for-1 stock split in the form of a 100% stock dividend and a 4% increase in the quarterly dividend.

  In March 1999, Vastar issued $300 million of debt securities. During 1999, Vastar had a revolving credit facility of $1.1 billion. The effective interest rate for the debt outstanding under this facility averaged 5.9% for the year. As of December 31, 1999, no debt was outstanding under the facility.

               Market-Sensitive Instruments and Risk Management

  The following discussion of the company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

  At December 31, 1999 the company held a variety of financial instruments, derivative instruments, and derivative-commodity instruments that are sensitive to changes in interest rates, foreign exchange rates and commodity prices.

  To minimize the effects of interest rate and foreign currency fluctuations, ARCO enters into the following transactions using derivatives: 1) foreign currency forward, option and swap contracts; 2) interest rate swaps; and 3) financial futures contracts and over-the-counter Treasury options which are limited to investment portfolio hedging, alteration of portfolio duration and changing asset mix. ARCO and its subsidiaries also engage in hedging strategies involving forward and futures contracts, swaps and options covering part of its natural gas and crude oil production to minimize the effects of commodity price fluctuations.

  The company uses simple, non-leveraged derivative instruments that are placed with major institutions whose creditworthiness is continually monitored. Risk management strategies are reviewed and approved by senior management before being implemented. Policy controls limit the maximum amount of positions that can be taken in any given instrument.

  In the normal course of business, the company also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk and legal risk and are not discussed or quantified in the following analyses.

Interest Rate Risk

  The fair value of the company's cash and short-term investment portfolio and the fair value of notes payable at December 31, 1999, approximated carrying value. Given the short-term nature of these instruments, market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material.

  The fair value of the company's long-term debt, including current maturities, was estimated to be $5.9 billion at December 31, 1999, and exceeded the carrying value by $211 million. Market risk was estimated at $227 million, representing potential increase in fair value resulting from a hypothetical 10% decrease in the company's weighted average long-term borrowing rate at December 31, 1999. Interest rate risk is mitigated by the use of floating rate instruments, which comprise approximately $435 million of the company's longterm debt, and a LIBOR-based fixed-to-floating rate swap on $100 million of long-term debt.

Foreign Exchange Rate Risk

  The company has bought foreign currency contracts (principally involving European currencies) to hedge anticipated foreign currency commitments and future cash flows from overseas operations with varying maturities ranging from January 2000 to March 2000.

  The hypothetical loss in cash flows of the combined foreign-exchange contract positions is estimated to be $61 million. A hypothetical adverse change of 10% in year-end exchange rates (a strengthening of the U.S. dollar), is assumed. For purposes of the estimation, it was also assumed that the exercise of the foreign currency contracts and the anticipated commitments or future cash flows took place at the same time and at the hypothetical exchange rate. The foreign currency amounts for the future cash flows were translated to U.S. dollars by using the hypothetical exchange rate and the cash value of the option, multiplied by the difference between the hypothetical and strike exchange rates to the option-contract amount.

  At December 31, 1999, approximately $580 million of short-term investments and $845 million of short-term debt were denominated in foreign currencies. Assuming a hypothetical adverse change of 10% in year-end exchange rates (a strengthening of the U.S. dollar), the company would experience a net increase in cash flows from the short-term investments and debt of approximately $57 million.

Commodity Price Risk

  From time to time, the company uses various hedging arrangements, predominantly natural gas swaps and crude oil futures and options, to manage the company's exposure to price risk from its natural gas and petroleum liquids production. These hedging arrangements have the effect of locking in for specified periods (at predetermined prices or ranges of prices) the prices the company will receive for the volumes to which the hedge relates. As a result, while these hedging arrangements are structured to reduce the company's exposure to decreases in price associated with the hedging commodity, they also limit the benefit the company might otherwise have received from any price increases associated with the hedged commodity.

  At December 31, 1999, ARCO had entered into a series of crude oil futures and options contracts and a series of forward natural gas contracts.

  Based on year-end forward prices ARCO had a net liability of $1 million on those contracts. The hypothetical incremental loss in earnings for the combined commodity positions at year end is estimated to be $12 million, assuming an increase in crude oil and natural gas year-end forward prices of 10%.

  In order to calculate the hypothetical loss, the relevant parameters of the commodity contracts are the type of commodity and the delivery price. The hypothetical loss on the commodity contracts was estimated by calculating the cash value of the contracts as the difference between the hypothetical and contract delivery prices, then multiplying it by the contract amount.

Equity Price Risk

  Other investments at December 31, 1999, included marketable equity securities which are recorded at fair value of $846 million, including net unrealized gains of $376 million. Those securities have exposure to price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted by stock exchanges is $85 million.

Environmental Matters

  ARCO is subject to federal, state and local environmental laws and regulations that require the company to remove or mitigate the effect on the environment of the disposal or release of certain chemical, mineral and petroleum substances at various sites. ARCO is currently participating in environmental assessments and cleanups at numerous sites under these laws and may in the future be involved in additional environmental assessments and cleanups.

Environmental Reserves*


Millions                      1999        1998        1997
                             ------------------------------
Beginning balance          $   870     $   722     $   524
Charges                         57         234         300
Payments                      (241)        (86)       (102)
                             ------------------------------
Ending balance             $   686     $   870     $   722
                             ------------------------------

* Total long-term and short-term liabilities

  The amount accrued represents the estimated undiscounted costs that ARCO will incur to complete the remediation of sites with known contamination. In view of the uncertainties associated with estimating these costs, such as uncertainty regarding the appropriate method for remediation of various sites and regarding ARCO's ultimate share of costs, it is possible that actual costs could exceed the amount accrued by as much as $550 million. This estimate was determined by applying Monte Carlo analysis to estimated site maximums on a portfolio basis. See Note 15 of Notes to Consolidated Financial Statements beginning on page 53 regarding environmental matters.

  The increased payments against the environmental reserves in 1999 reflected a payment of $160 million in settlement of a majority of the State of Montana's claims in a lawsuit resulting from mining and mineral processing businesses formerly operated by Anaconda.

  In addition to the provision for environmental remediation costs, $1.2 billion has been accrued for the estimated cost, net of salvage value, of dismantling facilities as required by contract, regulation or law, and for the estimated costs of restoration and reclamation of land associated with such facilities.

                 Statements of Financial Accounting Standards
                                Not Yet Adopted

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to adopt its provisions for all fiscal quarters of all fiscal years beginning after June 15, 2000 (as deferred by SFAS No. 137). Earlier application of all of the provisions of SFAS No. 133 is permitted, but the provisions cannot be applied retroactively to financial statements of prior periods. SFAS No. 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. The company has not yet completed evaluating the impact of the provisions of SFAS No. 133.

           Consolidated Statement of Changes in Stockholders' Equity


Accumulated

Other

                            Common   Stock     Preference   Capital in   Treasury     Stock      Comprehensive   Retained
Millions                    Shares   Dollars   Stock        Excess of    Par Shares   Dollars*   Income (loss)   Earnings   Total
                           ------------------------------------------------------------------------------------------------------
Balance January 1, 1997      161.1     $ 403          $ 1        $ 628          0.1      $ (1)           $ 178    $ 6,592 $ 7,801

                           ------------------------------------------------------------------------------------------------------
Net income                                                                                                          1,771   1,771
Other comprehensive income:
Unrealized gain on securities                                                                              381                381
Foreign currency translation                                                                              (185)              (185)
Minimum pension liability                                                                                  (26)               (26)
                           ------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                  1,941
Common stock dividends                                                                                               (906)   (906)
Preference stock dividends                                                                                             (2)     (2)
100% stock dividend          161.3      403                                                                          (403)      -
Common stock issued            0.3        1                          8                                                          9
Treasury stock purchases                                                        3.5     (256)                                (256)
Treasury stock issued                                                4         (1.3)      87                                   91
Other                                                                                                                   2       2
                           ------------------------------------------------------------------------------------------------------
Balance December 31, 1997    322.7    $ 807           $ 1        $ 640          2.3   $ (170)           $ 348     $ 7,054 $ 8,680
                           ------------------------------------------------------------------------------------------------------
Net income                                                                                                            452     452
Other comprehensive income:
Unrealized loss on securities                                                                            (681)               (681)
Foreign currency translation                                                                              (18)                (18)
Minimum pension liability                                                                                   7                   7
                           ------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                                                                            (240)
Common stock dividends                                                                                               (915)   (915)
Preference stock dividends                                                                                             (2)     (2)
Common stock issued           3.2         8                        226                                                        234
Treasury stock purchases                                                        3.2    (249)                                 (249)
Treasury stock issued                                               (3)        (0.9)     75                                    72
                           ------------------------------------------------------------------------------------------------------
Balance December 31, 1998   325.9     $ 815           $ 1        $ 863          4.6  $ (344)           $ (344)    $ 6,589 $ 7,580
                           ------------------------------------------------------------------------------------------------------
Net income                                                                                                          1,422   1,422
Other comprehensive income:
Unrealized gain on securities                                                                             303                 303
Foreign currency translation                                                                              192                 192
Minimum pension liability                                                                                  16                  16
                           ------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                  1,933
Common stock dividends                                                                                                (918)  (918)
Preference stock dividends                                                                                              (2)    (2)
Common stock issued           0.8         2                         21                                                         23
Treasury stock purchases                                                          -      (2)                                   (2)
Treasury stock issued                                                5         (0.9)     67                                    72
                           ------------------------------------------------------------------------------------------------------
Balance December 31, 1999   326.7     $ 817           $ 1        $ 889          3.7  $ (279)            $ 167      $ 7,091 $8,686
                           ------------------------------------------------------------------------------------------------------

*At cost

See Notes on pages 43 through 61.

                  Safe Harbor for Forward-Looking Statements*

  ARCO's management from time to time may make forward-looking statements to inform existing and potential security holders regarding various matters. Such statements are generally accompanied by words such as estimate, project, predict or expect, that convey the uncertainty of future events or outcomes. These statements may include projections and estimates concerning the timing and success of specific projects, the size and timing of cost reductions, the level of future income, production volumes, size of hydrocarbon resources, ability to replace reserves and levels of capital spending. Actual results could differ materially based on numerous factors, including those described below. Unless otherwise noted in the statements, ARCO does not intend to update any forward-looking statements.

Likelihood of BP Amoco Combination

  The closing of the combination with BP Amoco is subject to the outcome of the pending litigation brought by the FTC. See page 1 for a detailed discussion of the legal proceedings.

  Price Volatility, Political, Economic and Regulatory Instability Volatility in prices and margins affects all of the company's businesses. Volatility is caused by a number of factors, including changes in market supply and demand balances and fluctuations in political, regulatory and economic climates throughout the world.

  The ability to operate ARCO's businesses is dependent on the politics and regulations in the U.S. and in the particular geographic regions where the company operates. The ability to negotiate and implement specific projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the company.

Level of Oil and Gas Prices

  ARCO's management makes assumptions about the future prices of oil and gas for various planning, budgetary and accounting disclosure purposes. Management expects that these assumptions will change over time and actual prices in the future may differ from these estimates. Any substantial or extended decline in actual prices could have a material adverse effect on ARCO's financial position and results of operations, on the quantities of crude oil and natural gas reserves that economically may be produced and on the quantity of proved reserves that may be attributed to our properties.

Production Rates and Reserve Replacement

  Projecting future rates of oil and gas production is inherently imprecise. Production rates of oil and gas reservoirs generally decline. Future production rates can be affected by price volatility and the company's ability to replace depleting reserves. There can be no assurances: (a) as to the level or timing of success, if any that the company will have in acquiring or finding and developing economically recoverable reserves; (b) that estimates of proved reserves will not be revised in the future; or (c) that the actual quantities of oil and gas ultimately recovered will not differ from the reserve estimates.

Refining & Marketing

  Overall profitability of the company's refining and marketing operations depends heavily on the margin between the price of crude oil and/or purchased products and the sales price of products produced and/or purchased. Volumes produced and margins historically have been volatile and are impacted by market demand, regulatory changes (particularly environmental regulations regarding gasoline), the price of crude oil, and the ability of regional refiners and the company to provide a sufficient supply of refined products.

Operating Hazards

  Operations are subject to various hazards common to the industry, including explosions, fires, uncontrollable spills, and damage from severe weather conditions.

* The company desires to take advantage of the "safe harbor" provisions contained in Section 27A of the Securities Act and Section 21B of the Exchange Act and is including this statement in order to do so.

                         Impact of the Year 2000 Issue

  The Year 2000 issue (Y2K) arose from computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000, resulting in system failures or miscalculations that could cause operational disruptions. The company's planning for possible Y2K disruptions was successful, as no major problems occurred. The few incidents that did occur during the actual transition from 1999 to 2000 were quickly analyzed, resolved, and/or contingency plans implemented and had only minimal business impacts.

  ARCO addressed its Y2K efforts in four phases: (1) inventory of Y2K items; (2) assessment of criticality of these items and prioritization of remediation efforts; (3) evaluation of various remediation strategies; and (4) the remediation and testing of modifications or new software.


                              Percent     Total expended
                          complete at            through
                             December       December 31,
Areas addressed              31, 1999    1999 (millions)
                          -------------------------------
Computing integrity               100%           $   14
Asset integrity                   100%               12
Commercial integrity              100%                4
                          -------------------------------
Total costs                                      $   30
                                                ---------

  The total expended does not include ARCO's potential share of Y2K costs that may have been incurred by partnerships and joint ventures in which the company participates but is not the operator.

                  Notes to Consolidated Financial Statements

Note 1 Accounting Policies

  ARCO's accounting policies conform to accounting principles generally accepted in the United States, including the "successful efforts" method of accounting for oil and gas producing activities. Unless otherwise stated, the Notes to Consolidated Financial Statements exclude discontinued operations.

Principles of Consolidation

  The consolidated financial statements include the accounts of all subsidiaries, ventures and partnerships in which a controlling interest is held, including Vastar Resources, Inc., of which ARCO owned 81.9% of the outstanding shares at December 31, 1999. ARCO also consolidates its interests in undivided interest pipeline companies and in oil and gas joint ventures. ARCO uses the equity method of accounting for companies where its effective ownership is between 20% and 50% and for other ventures and partnerships in which a controlling interest is not held.

Revenue Recognition

  Revenues are generally recognized upon the passage of title, net of royalties, if applicable.

Cash Equivalents

  Cash equivalents consist of highly liquid investments, such as time deposits, certificates of deposit and marketable securities other than equity securities, maturing within three months of purchase. Cash equivalents are stated at cost, which approximates fair value.

Oil and Gas Unproved Property Costs

  Unproved property costs are initially capitalized. Significant unproved properties are not amortized but are periodically assessed for impairment. Other unproved properties are amortized on a composite basis, considering past success experience and average property life. In general, costs of properties surrendered or otherwise disposed of are charged to accumulated amortization. Costs of successful properties are transferred to developed properties. Exploratory wells that find oil and gas reserves which cannot be classified as proved within one year of discovery and do not continue to qualify as capitalized costs are charged to expense as dry-hole costs.

Fixed Assets

  Fixed assets are recorded at cost and are written off on either the unit-of-production or straight-line method based on the expected lives of individual assets or groups of assets.

  Upon disposal of assets depreciated on an individual basis, residual cost less salvage value is included in current income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost less salvage value is charged against accumulated depreciation.

Impairment of Long-lived Assets

  Long-lived assets are assessed for possible impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", whenever changes in economic or operating conditions indicate the carrying amount may not be recoverable. If undiscounted future cash flows are less than the carrying amount, an impairment loss is recognized to the extent the carrying amount exceeds future discounted cash flows. For proved oil and gas properties, the assessment is performed on an individual field basis and is based on the company's price forecast used for economic decision making.

Dismantlement, Restoration and Reclamation Costs

  The estimated costs, net of salvage value, of dismantling facilities or projects with limited lives or that are required to be dismantled by contract, regulation or law, and the estimated costs of restoration and reclamation associated with oil and gas operations are accrued during production and classified as a long-term liability. Such costs are taken into account in determining depreciation, depletion and amortization.

Environmental Remediation

  Environmental remediation costs are accrued as operating expenses based on the estimated timing and extent of remedial actions required by applicable governmental authorities and the amount of ARCO's liability in consideration of the liability and financial wherewithal of other responsible parties. Estimated liabilities are not discounted to present value.

                  Notes to Consolidated Financial Statements

Stock-based Compensation

  Employee stock options are accounted for under the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25.

Earnings per Share

  Basic earnings per share is based on the average number of common shares outstanding during each period. Diluted earnings per share includes as outstanding certain contingently issuable shares, primarily stock options and convertible preference stock. All earnings per share have been restated to give effect to the 100% stock dividend effective June 13, 1997.

Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments

  The company uses a variety of derivative instruments, both financial and commodity based, to minimize the market risks of commodity price, interest rate and foreign currency fluctuations. The company does not hold or issue derivative instruments for trading purposes and is not a party to leveraged instruments. All derivative instruments are off-balance sheet instruments; however, net receivable or payable positions related to derivative instruments are carried on the balance sheet. The nature of the transaction underlying a risk management strategy, primarily whether or not the instrument qualifies as a hedge, determines which accounting method is used.

  In order to qualify for hedge accounting, the derivative instrument must be designated and effective as a hedge.

  Deferral accounting is used for the following types of transactions (if the instrument qualifies as a hedge): future crude oil and natural gas production; fixed-price crude oil and natural gas purchase and sale commitments; U.S. dollar-denominated debt issued by a foreign subsidiary; debt denominated in a foreign currency; and anticipated foreign currency commitments. Under this method, deferred gains and losses are included in other assets or accrued liabilities until the designated underlying item is recognized in income. Recognized gains and losses are recorded in sales and other operating revenues, other revenues or trade purchases depending on the underlying item associated with the derivative. Instruments typically used in these transactions are crude oil and natural gas swap and price collar contracts and some foreign currency swap, forward and option contracts.

  The accrual method of accounting is used for interest rate swap agreements entered into by the company which convert the interest rate on fixed-rate debt to a variable rate. Under the accrual method, each net payment or receipt due or owed under the derivative is recognized in income in the period to which the payment or receipt relates. Amounts to be paid/received under these agreements are recognized as an adjustment to interest expense. The related amounts payable to/receivable from the counterparties are included in other accrued liabilities.

  The fair value method of accounting is used for any derivative instrument that does not qualify as a hedge. The fair value method, whereby gains and losses associated with changes in fair value of a derivative instrument are recognized currently in income or in accumulated other comprehensive income, is used for the following derivative instruments: foreign currency forward and option contracts associated with anticipated future cash flows related to overseas operations, and foreign currency swap contracts associated with foreign-denominated intercompany debt with maturities exceeding one year. Presently, changes in fair value of all transactions accounted for under this method are recognized currently in income and reported as other revenues.

  Under all methods of accounting, the cash flows related to any recognized gains or losses associated with derivative instruments are reported as cash flows from operations.

                  Notes to Consolidated Financial Statements

  If a derivative instrument designated as a hedge is terminated prior to expected maturity, gains or losses are deferred and included in income when the underlying hedged item is recognized in income.

  When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, gains or losses are recognized as part of the gain or loss on sale or settlement of the underlying item. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur, the gain or loss on the derivative is recognized immediately in income.

Reclassifications

  Certain  previously   reported  amounts  have  been  restated  to  conform  to
classifications adopted in 1999.

Note 2 Segment Information

  Segment information has been prepared in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." ARCO has two reportable segments: exploration and production (E&P) and refining and marketing (R&M). The segments were determined based upon types of products produced/sold by each segment. Segment performance is evaluated based upon net income, excluding interest expense.

  The E&P segment is an aggregation of several business units engaged in one or more of the following: the worldwide exploration, development and production of petroleum liquids (crude oil, condensate and natural gas liquids) and natural gas; the purchase and sale of petroleum liquids and natural gas; and the transportation via pipeline of petroleum liquids within the State of Alaska. The company's investments in the LUKARCO joint venture and LUKOIL common stock are included in the E&P segment as well.

  The R&M segment comprises the refining of crude oil, primarily from the North Slope of Alaska; the marketing of petroleum products, primarily in the West Coast region of the U.S.; and the transportation of petroleum liquids and petroleum products via ocean-going tankers, primarily between Alaska and the West Coast. The company's equity investment in Zhenhai Refining and Chemical Company is included in the R&M segment as well.

  Revenue from other operating segments is attributable to the pipeline transportation and storage of petroleum liquids and petroleum products in the 48 contiguous United States.

  Intersegment sales were made at prices approximating current market value.

                   Notes to Consolidated Financial Statements

Segment Information

                                                 1999
                         -------------------------------------------------------------------
                          Exploration     Refining &                  Unallocated
Millions                 & Production     Marketing      All Other          Items     Totals
                         -------------------------------------------------------------------
Sales and other
 operating revenue:
U.S.                           $5,045         $6,941        $   46         $    -    $12,032
International                   1,977             59             -             10      2,046
Intersegment revenues          (1,563)             -            (4)           (10)    (1,577)
                         -------------------------------------------------------------------
Total                           5,459          7,000            42              -     12,501
Income from equity affiliates      20              -            36              -         56
Interest revenue                   30             25             -             71        126
Interest expense                    -              -             -            398        398
Depreciation, depletion
 and amortization               1,501            268             9              7      1,785
Income tax expense (benefit)      366            334            52           (219)       533
Net income (loss)                 938            593            87           (196)(a)  1,422
Investment in equity affiliates   972            190           342              4      1,508
Property, plant and equipment (net):
U.S.                            7,735          3,225           170            101     11,231
International                   7,212             23             -              -      7,235
Additions to fixed assets       2,225            481             5             16      2,727
Segment assets                 18,752          4,695           916          1,909(b)  26,272

                                                 1998
                         -------------------------------------------------------------------
Sales and other operating revenue:
U.S.                         $ 4,374          $5,457        $  156         $    -    $ 9,987
International                  1,562              27             -             14      1,603
Intersegment revenues         (1,179)            (14)          (80)           (14)    (1,287)
                         -------------------------------------------------------------------
Total                          4,757           5,470            76              -     10,303
Income from equity affiliates     25              19            34              -         78
Interest revenue                  18               5             -             96        119
Interest expense                   -               -             -            259        259
Depreciation, depletion
 and amortization              1,239             252            18             26      1,535
Income tax expense (benefit)    (563)            145            65           (298)      (651)
Net income (loss)               (616)            281           111            676(a)     452
Investment in equity affiliates  661             219           344             11      1,235
Property, plant and equipment (net):
U.S.                           7,420           2,939           432            132     10,923
International                  7,824              15             -              -      7,839
Additions to fixed assets      3,020             488            38              5      3,551
Segment assets                18,203           3,826         1,119          2,051(b)  25,199

                                                 1997
                         -------------------------------------------------------------------
Sales and other operating revenue:
U.S.                         $ 7,920          $6,853        $  177         $    1    $14,951
International                  1,630               3             -             15      1,648
Intersegment revenues         (2,164)             (3)          (77)           (15)    (2,259)
                         -------------------------------------------------------------------
Total                          7,386           6,853           100              1     14,340
Income from equity affiliates      5               8             6              -         19
Interest revenue                  12               3             -             99        114
Interest expense                   -               -             -            343        343
Depreciation, depletion
 and amortization              1,184             226            15             21      1,446
Income tax expense (benefit)     653             161            47           (357)       504
Net income                     1,347             325            82             17(a)   1,771
Investment in equity affiliates  336              98           329              -        763
Property, plant and equipment (net):
U.S.                           6,734           2,714           470            146     10,064
International                  3,496               -             -              -      3,496
Additions to fixed assets      2,276             330            46              3      2,655
Segment assets                13,269           3,564         1,149          4,443(b)  22,425

(a) Includes: income from discontinued operations of $179 and $267 in 1998 and 1997, respectively; gain on disposition of discontinued operations of $77, $928 and $291 in 1999, 1998 and 1997, respectively; and extraordinary loss of $118 in 1997.

(b) Includes assets of discontinued operations of $67 (1999), $339
    (1998) and $2,777 (1997).

                  Notes to Consolidated Financial Statements

Note 3 Acquisition of Union Texas Petroleum Holdings, Inc.

  In June 1998,  ARCO  completed  its tender  offer for all  outstanding  common shares of Union Texas Petroleum Holdings, Inc. (UTP) for approximately $2.5 billion, or $29 per share in cash. ARCO also purchased in a tender offer 1,649,500 shares of UTP's 7.14% Series A Cumulative Preferred Stock for approximately $200 million, or $122 per share in cash. UTP was a U.S.-based, non-integrated oil and gas company with substantially all of its oil and gas producing operations conducted outside of the U.S. in the United Kingdom sector of the North Sea, Indonesia, Venezuela and Pakistan.

  The acquisition was accounted for as a purchase. The results of operations of UTP are included in the consolidated financial statements of ARCO as of July 1, 1998. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed and there are no contingencies or other matters that could affect the allocation of the purchase cost.

  The liabilities assumed included employee termination costs of $78 million. The group of employees terminated included U.S. citizens employed in exploration and production operations and corporate headquarters personnel. In the third quarter of 1999 ARCO recorded an additional $8 million provision for termination of UTP employees to reflect an increase in the estimated costs. At December 31, 1999, ARCO had terminated 353 of the 357 employees to be terminated and had paid out $82 million of the $86 million provided for severance payments.

  Liabilities assumed also included other costs associated with the merging of UTP's businesses into ARCO's operations, such as lease and other contract cancellation costs, totalling $18 million, of which $7 million were non-cash charges. Approximately half of the cash costs were paid in 1999. All remaining cash costs for severance, office lease and software maintenance contract buyouts are expected to be paid out by the end of 2000.

  The following unaudited pro forma summary presents information as if UTP had been acquired as of the beginning of ARCO's fiscal years 1998 and 1997. The pro forma amounts include certain adjustments, primarily to recognize depreciation, depletion and amortization based on the allocated purchase price of UTP assets, and do not reflect any benefits from economies which might be achieved from combining operations. The pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies:


Millions, except per share amounts             1998       1997
                                              -----------------
Sales and other operating revenues         $ 10,570   $ 15,061
                                              -----------------
Income (loss) from continuing
 operations before extraordinary item      $   (702)  $  1,372
Income from and gains on
 discontinued operations                       1,107        590
Extraordinary loss                                -       (118)
                                              -----------------
Net income                                 $    405   $  1,844
                                              -----------------
Earnings (loss) per share
Basic
Continuing operations                      $  (2.19)  $   4.27
Discontinued operations                        3.45       1.84
Extraordinary loss                                -       (.37)
                                              -----------------
Net income                                 $   1.26   $   5.74
                                              -----------------
Diluted
Continuing operations                      $  (2.19)  $   4.19
Discontinued operations                        3.45       1.80
Extraordinary loss                                -       (.36)
                                              -----------------
Net income                                 $   1.26   $   5.63
                                              -----------------

Note 4 Discontinued Operations

Coal

  In the first quarter of 1999, ARCO disposed of its interests in two Australian coal mines. ARCO disposed of its 80% interest in the Gordonstone coal mine and its 31.4% interest in the Blair Athol Joint Venture. At December 31, 1999, the carrying value of the remaining Australian coal assets was $67 million and was included as net assets of discontinued operations on the balance sheet.

  In June 1998, ARCO disposed of its U.S. coal operations in a transaction with Arch Coal. Operations disposed of included the Black Thunder and Coal Creek mines in Wyoming, the West Elk mine in Colorado, and ARCO's 65% interest in three mines in Utah. The

                  Notes to Consolidated Financial Statements

  Colorado and Utah mines were sold outright. ARCO contributed its Wyoming coal operations and Arch Coal transferred various of its coal operations into a new joint venture that is 99% owned by Arch Coal and 1% owned by ARCO.

  In 1998, ARCO recorded a $92 million provision for the estimated loss on the disposal of the U.S. and Australian coal assets. In 1999, upon completion of the Australian sales noted above, the provision was reduced, resulting in an after-tax gain of $22 million.

Chemicals

  In July 1998, ARCO tendered its entire interest of 80 million shares of ARCO Chemical Company common stock to Lyondell Chemical Company (Lyondell) for $57.75 per share, or total cash proceeds of approximately $4.6 billion. After deferral of $313 million of the pre-tax gain, ARCO recorded an after-tax gain of approximately $1.1 billion in 1998 from the sale of the shares.

  The $313 million deferral represents the estimated discounted present value of the difference, over the remaining term of an above-market MTBE contract between ARCO and ARCO Chemical, between the contract price and the spot market price for MTBE. The deferral is being amortized over the remaining term of the contract, ending in 2002, on the basis of annual volume over total contracted volume.

  In 1999, adjustments for tax benefits resulted in the recording of an additional after-tax gain of $59 million on the disposition of ARCO Chemical.

  At the time of the acquisition of UTP, ARCO determined it would sell UTP's petrochemical business. Accordingly, in 1998, ARCO recorded a $33 million after-tax provision for loss on the sale of the assets. If depreciation had not been suspended for the last six months of 1998, the petrochemical business would have had a loss of $5 million for 1998. In March 1999, ARCO sold the UTP petrochemical business and recorded an additional loss of $4 million.

  In September 1997, ARCO disposed of its 49.9% equity interest in Lyondell. ARCO recorded an after-tax gain of $291 million on the disposition.

  Revenues and net income from discontinued operations were as follows:


Millions                        1999      1998      1997
                               --------------------------
 Revenues:
 ARCO Chemical                 $   -  $  1,990    $3,726
 Coal operations               $  97  $    338    $  637
 UTP petrochemical             $  25  $     58    $    -
 Net income:
 ARCO Chemical                 $   -  $    170    $   92
 Coal operations                   -         9        56
 Lyondell                          -         -       119
 UTP petrochemical                 -         -         -
                               --------------------------
                               $   -  $    179    $  267
                               --------------------------

Note 5 Accounting Changes

  Effective January 1, 1999, ARCO adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-up Activities."
SOP 98-5 states that costs of start-up activities should be expensed as incurred. The implementation of SOP 98-5 did not have a material cumulative effect on ARCO's results of operations (less than $0.01 per share). SOP 98-1 establishes criteria for determining how the costs of developing or obtaining internal-use computer software should be accounted for. SOP 98-1 was adopted prospectively and therefore there was no cumulative effect of adoption.

  Effective January 1, 1997, ARCO adopted SOP 96-1, "Environmental Remediation Liabilities." The provisions include standards affecting the measurement, recognition and disclosure of environmental remediation liabilities. The effect of initially applying the provisions of SOP 96-1 in 1997 was a decrease in net income of $30 million ($0.09 per share).

Note 6 Extraordinary Item

  During 1997, ARCO retired debt with a face value of $756 million prior to maturity. The debt repurchases resulted in an extraordinary charge of $118 million against net income, after tax of $74 million.

                  Notes to Consolidated Financial Statements

Note 7 Restructuring Costs

  During 1998, ARCO recorded pre-tax charges of $229 million for the costs of eliminating over 1,200 positions related to the downsizing of continuing operations, primarily E&P technical support, international E&P support operations and the corporate headquarters. These 1,200 positions eliminated were specifically identified prior to December 31, 1998. During 1999, the reserve was increased by $12 million, primarily to reflect additional terminations.

  The  following  table   summarizes  the   liabilities   related  to  the  1998
restructuring program, including $11 million transferred from the 1997 program discussed below:

($ Millions)
                                       Funded          Unfunded
                 Short-term         Long-term         Long-term
Terminations       Benefits(a)       Benefits(b)       Benefits(c)      Total
-----------------------------------------------------------------------------
       1,250           $103               $90               $58          $251

(a) Severance   payments  and  ancillary   benefits  such  as  relocation   and
    outplacement.

(b) Net increase in pension benefits to be paid from assets of qualified plans.

(c) Net increase in non-qualified pension benefits and other postretirement benefits to be paid from company funds.

  Long-term benefits will be paid after retirement over the remaining lives of the recipients or, for pension benefits, in a lump sum upon election. Long-term benefits have been accrued in accordance with SFAS No. 88. As of December 31, 1999, approximately 1,160 employees have been terminated and approximately $73 million of the short-term benefits have been paid and charged against the accrual. Payments made do not necessarily correlate to the number of terminations due to the ability of terminees to defer receipt of certain payments. The remaining severance and ancillary benefits are expected to be paid by the first quarter 2001.

  In addition, in 1998 the company recorded a pre-tax charge of $20 million related to office space and facilities that will be vacated with no future economic benefit. Cash payments will be made through 2005, the remaining term of the lease.

  During 1997, ARCO recorded pre-tax charges of $67 million for personnel reductions in refining and marketing operations and corporate headquarters. As of December 31, 1999, $53 million was paid and $11 million was transferred to reserves for the 1998 program, with a balance of $3 million remaining to be paid. The transfer was necessary because when the 1998 program was announced, certain employees who had not yet terminated under the 1997 program became eligible for 1998 program benefits. Approximately 480 employees were originally planned to terminate under the 1997 program. About 400 people terminated under the 1997 program, with the remainder transferred to the 1998 program.

Note 8 Inventories

  Inventories are recorded when purchased, produced or manufactured and are stated at the lower of cost or market. In 1999, approximately 76% of inventories, excluding materials and supplies, were determined by the last-in, first- out (LIFO) method. Materials and supplies and other non-LIFO inventories are determined predominantly on an average cost basis.

  Total inventories at December 31 comprised the following:

Millions                                1999        1998
                                       ------------------
Crude oil and petroleum products    $    199    $    220
Other products                            26          24
Materials and supplies                   205         231
                                         ---------------
Total                               $    430    $    475
                                         ---------------

  The  excess  of  the  current  cost  of   inventories   over  book  value  was
approximately $246 million and $193 million at December 31, 1999 and 1998, respectively.

Note 9 Investments

  At December 31, 1999 and 1998, investments in debt securities were primarily composed of U.S. Treasury securities and corporate debt instruments. Maturities generally ranged from one month to ten years. These investments are classified as short or long term depending on maturity. ARCO's investments in LUKOIL common stock and Zhenhai Refining and Chemical Company convertible bonds were included in other investments and long-term receivables. At December 31, 1999 and 1998, all investments were classified as available-for-sale and were reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income.

                  Notes to Consolidated Financial Statements

    The following summarizes investments at December 31:


Millions                                   1999          1998
                                          --------------------
Aggregate fair value                 $    1,501      $    926
Gross unrealized holding losses               7           135
Gross unrealized holding gains             (376)          (13)
                                          --------------------
Amortized cost                       $    1,132      $  1,048
                                          --------------------

  Investment activity for the years ended December 31 was as follows:


Millions                                   1999          1998
                                          --------------------
Gross purchases                       $  20,269     $  15,118
Gross sales                                 746           463
Gross maturities                         19,439        14,520

  Gross realized gains and losses were insignificant and were determined by the specific identification method.

Note 10 Fixed Assets

  Property, plant and equipment at December 31 was as follows:

                                      1999               1998
Millions                        Gross      Net     Gross      Net
                               ----------------------------------
Exploration & production      $33,490  $14,947   $32,072  $15,244
Refining & marketing            6,024    3,248     5,450    2,954
Other operations                  279      170       649      432
Unallocated                       264      101     1,151      132
                              -----------------------------------
Total                         $40,057  $18,466   $39,322  $18,762
                              -----------------------------------

  Expenses for maintenance and repairs for 1999, 1998 and 1997 were $292 million, $387 million and $334 million, respectively.

  In the fourth quarter of 1998, after a year-long decline in crude oil prices, ARCO determined that part of the oil price decline that had taken place was permanent. Accordingly, ARCO revised its official crude oil price forecast used for economic decision making. This forecast was based on a West Texas Intermediate (WTI) benchmark price of $15/bbl in 1999, $16/bbl in 2000, and $17/bbl in 2001, with 2% escalation thereafter. While crude oil prices reached as low as $12/bbl in December 1998, many oil industry expert forecasts consider crude oil prices in that range to be unusually low and inappropriate for economic decision making.

  In accordance with SFAS No. 121, in 1998 ARCO performed an impairment review to determine whether any of ARCO's oil and gas properties were impaired based on the new crude oil price forecast. Net undiscounted cash flows before tax were calculated and compared to the net book value on a field-by-field basis. This included cash flows from proved developed, proved undeveloped and potential oil and gas reserves, which included both producing and non-producing reserves. The potential reserves were calculated on a risk-weighted basis to include the uncertainties associated with field size, reservoir performance, technological development and commercial risk. Where appropriate, contracted prices were used but did not materially impact the result. For those fields where the net book value exceeded the net undiscounted cash flows before tax, the discounted future cash flows before tax were calculated using a 10% discount rate factor. This resulted in a pre-tax impairment charge of $1.4 billion in 1998. ARCO tested a downside case using WTI benchmark crude oil prices of $1/bbl lower than each year of its official forecast. ARCO believes that prices below $14/bbl are not sustainable and like most commodities will cycle around their historical midpoints. The impaired properties included former UTP properties in Pakistan, Venezuela and the U.K. North Sea, as well as other ARCO properties in California, the U.K. North Sea, North Africa and the Middle East.

Note 11 Short-term Borrowings and Bank Credit Facilities

  Notes payable consist primarily of ARCO's commercial paper issued to a variety of financial investors and institutions and any amounts outstanding under ARCO credit facilities. The weighted average interest rate on notes payable outstanding at December 31, 1999 and 1998, was 6.0% and 5.6%, respectively.

  At December 31, 1999, ARCO had unused letters of credit totaling approximately $398 million.

                  Notes to Consolidated Financial Statements

  In 1999, ARCO and certain wholly owned subsidiaries had committed bank credit facilities of approximately $3.1 billion. At December 31, 1999, there were $57 million of borrowings under these committed facilities.

Note 12 Long-term Debt

Long-term debt at December 31 comprised the following:

Millions                                  1999     1998
                                         ---------------
5.55%, due in 2003                    $    500 $     --
5.9%, due in 2009                          500       --
8 1/4%, due in 2022                        245      245
8 1/2%, due in 2012                        178      178
8 3/4%, due in 2032                        159      159
9%, due in 2021                            209      209
9%, due in 2031                             97       97
9 1/8%, due in 2011                        253      253
9 1/8%, due in 2031                        155      155
9 7/8%, due in 2016                        181      181
10 7/8%, due in 2005                       410      410
Series A Medium-
 Term Notes,(b) 8%(a)                       84      110
Series B Medium-
 Term Notes,(c) 8.34%(a)                   250      250
ARCO Tresop Notes, 5.06%(d)                 --       88
Variable rate, due in 2031, 3.57%(a)       265      265
Variable rate, due in 2032, 5.63%(a)       108      108
Capital Construction Fund, 5.51%(e)        391       --
Vastar:
 Commercial paper,
 6.6%(a)                                   226      219
 LIBOR Revolving Credit Agreement,
 5.6%(d)                                    --      320
 6% Putable/Callable
 Notes, due in 2010                        100      100
 6.39%, due in 2008                         50       50
 6.50%, due in 2009                        299       --
 6.95%, due in 2006                         75       75
 6.96%, due in 2007                         75       75
 8.75%, due in 2005                        150      150
Union Texas Petroleum:
 6.66%, due in 2002                        100      100
 7.34%, due in 1999                         --      179
 7.40%, due in 2038                        150      150
 8 1/4%, due in 1999                        --      100
 8 3/8%, due in 2005                       125      125
 8 1/2%, due in 2007                        75       75
Other                                      299      305
                                         ---------------
Total, including debt due
 within one year                         5,709    4,731
                                         ---------------
Less debt due within one year               11      399
                                         ---------------
Long-term debt                        $  5,698 $  4,332
                                         ---------------

(a) Weighted average of interest rates at December 31, 1999.
(b) Maturities vary through 2011.
(c) Maturities vary through 2012.
(d) Weighted average of interest rates at December 31, 1998.
(e) The Capital Construction Fund is a related party. Maturities vary through 2032.

  Maturities for the five years subsequent to December 31, 1999, are as follows:


Millions            2000     2001     2002     2003     2004
                   ------------------------------------------
Maturities        $   11   $   76   $  151   $  516   $  243

  In 1996, Vastar established a $1.1 billion commercial paper program for issuance of unsecured notes with maturities of up to 270 days from the date of issue. Vastar has agreed to maintain credit lines sufficient to support payment on the notes.

  In 1996, Vastar consolidated existing unsecured revolving credit agreements into a single facility. As of December 31, 1999, commitments under this facility, as amended to date, totaled $1.1 billion. The commitment expires March 31, 2002. As of December 31, 1999, no debt was outstanding under this facility. The effective rate of borrowings under this facility during 1999 averaged 5.9%. The credit facility is not guaranteed by ARCO. The agreement contains covenants, the most restrictive of which require Vastar to maintain certain financial ratios and minimum levels of tangible stockholders' equity and restrict encumbrance of assets.

  In April 1998, Vastar issued $100 million of 6% Putable/Callable Notes due April 20, 2010 Putable/Callable April 20, 2000. In 1998, Vastar also entered into an interest rate swap covering the Putable/Callable Notes, which effectively changed the 6% fixed rate to a floating rate. The effective interest rate paid on these notes in 1999 was 5.3%. The financial impact of swaps in 1999 and 1998 was immaterial.

  Approximately $3 million and $247 million of long-term debt was denominated in foreign currencies at December 31, 1999 and 1998, respectively.

  No material amounts of long-term debt are collateralized by ARCO assets.

                  Notes to Consolidated Financial Statements

Note 13 Interest

  Interest for the years ended December 31 comprised the following:

Millions                        1999       1998       1997
                               ----------------------------
Long-term debt               $   413    $   322    $   417
Short-term debt                  113        158         86
Other(a)                          38       (115)      (122)
                               ----------------------------
                                 564        365        381
Capitalized interest            (166)      (106)       (38)
                               ----------------------------
Total interest expense       $   398    $   259    $   343
                               ----------------------------
Total interest paid in cash  $   377    $   248    $   390
                               ----------------------------
Interest income              $   126    $   119    $   114
                               ----------------------------

(a) Includes $153 of interest on a tax refund in 1998 and $145 reversal from partial tax audit settlements in 1997.

Note 14 Financial Instruments and Fair Value

  ARCO does not hold or issue financial instruments for trading purposes.

  ARCO enters into various types of foreign currency forward, option and swap contracts. Foreign currency forward contracts are used to minimize foreign exchange exposures associated with U.S. dollar-denominated debt issued by a foreign subsidiary, anticipated foreign currency commitments and anticipated future cash flows related to overseas operations.

  At December 31, 1999, the notional amounts of foreign currency contracts outstanding (principally involving European currencies) were $633 million, with various maturities in 2000. At December 31, 1998, the notional amounts of foreign currency contracts outstanding were $528 million.

  Gains and losses on foreign currency forward contracts covering anticipatory cash flows are recognized currently as other income or expense. Gains and losses on foreign currency swaps associated with intercompany debt are recognized currently in income and offset foreign exchange gains and losses on the underlying intercompany loans. Gains and losses on other foreign currency contracts are generally deferred and offset the transactions being hedged.

  ARCO also uses various hedging arrangements to manage the exposure to price risk for future natural gas and crude oil transactions. Gains and losses resulting from these transactions are deferred and included in other assets or accrued liabilities until realized in sales and other operating revenues as the physical production required by the contracts is delivered.

  During 1999, Vastar entered into a series of natural gas and crude oil price collar and put agreements. At December 31, 1999, natural gas collars and puts sold covering an average of 400 million cubic feet per day of production were in place for the period January 2000 through March 2000. These agreements will serve as hedges which secure weighted average prices on these volumes between $2.54 and $3.27 per thousand cubic feet (on a Henry Hub basis) for market prices in excess of $2.12/mcf. Crude oil collars and puts sold covered an average of 23,000 barrels per day of production for the period January 2000 through December 2000. These agreements will serve as hedges which secure weighted average prices on these volumes between $18.80 and $23.31 per barrel for market prices in excess of $15.80 per barrel.

  At December 31, the carrying value and estimated fair value of ARCO's financial instruments are shown as assets (liabilities) in the table below:

                                     1999                  1998
                             ---------------------------------------
                             Carrying     Fair     Carrying     Fair
Millions                        Value    Value        Value    Value
                             ----------------------------------------
Non-derivatives:
Short-term investments       $   264  $   264      $   260  $   260
Equity method investments      1,508    1,472        1,235    1,176
Other investments and
 long-term receivables         1,660    1,660          831      831
Notes payable                 (1,672)  (1,672)      (2,403   (2,403)
Long-term debt,including
 current maturities           (5,709)  (5,920)      (4,731)  (5,466)
Derivatives:
Foreign currency forwards      $   2    $   2        $  (1)   $  (1)
Oil and gas options
 and swaps                       (20)     (19)          40       47
Oil and gas futures               21       18          (56)     (59)
Commodity futures                  2        1          (12)     (12)
Commodity options                  7       15           (2)      (2)

                  Notes to Consolidated Financial Statements

  All derivative instruments are off-balance-sheet instruments; however, net receivable or payable positions related to derivative instruments are carried on the balance sheet.

  Short-term investments are carried at fair value. The fair value of notes payable approximates carrying value due to its short-term maturities. Equity method investments and other investments and long-term receivables were valued at quoted market prices if available. For unquoted investment securities, the reported fair value was estimated on the basis of financial and other information. The fair value of ARCO's long-term debt was estimated based on the quoted market prices for the same or similar issues or on the current rates offered to ARCO for debt of the same remaining maturities. The fair value of foreign currency contracts and interest rate swaps represented the amount to be exchanged if the existing contracts had been settled at year end and was estimated based on market quotes.

  ARCO is exposed to credit risk in the event of nonperformance by the counterparties. ARCO does not generally require collateral or other security to support these financial instruments. The counterparties to these instruments are major institutions deemed creditworthy by ARCO; ARCO does not anticipate nonperformance by the counterparties.

Note 15 Other Commitments and Contingencies

  ARCO has commitments, including those related to the acquisition, construction and development of facilities, all made in the normal course of business.

  ARCO has guaranteed all of LUKARCO's obligations associated with the Caspian Pipeline project, which amount to 25% of all funding requirements for this project. The current estimates of total project funding requirements are between $2.2 to $2.4 billion.

  Following the March 1989 EXXON VALDEZ oil spill, numerous federal, state and private plaintiff lawsuits were brought against Exxon, Alyeska Pipeline Service Company (Alyeska) and Alyeska's owner companies, including ARCO, which owns approximately 22%. While all of the federal, state and private plaintiff lawsuits have been settled, certain issues relating to liability for the spill remain unresolved between Exxon and Alyeska (including its owner companies).

  Lawsuits, including purported class actions and actions by governmental entities, are pending or threatened against ARCO and others seeking damages, abatement of housing units, and compensation for medical problems arising out of the presence of lead-based paint in certain housing units. ARCO is unable to predict the scope or amount of any such liability.

  The State of Montana, along with the United States and the Salish and Kootenai Tribes, have been seeking recovery from ARCO for alleged injuries to natural resources resulting from mining and mineral processing businesses formerly operated by Anaconda. In 1998, ARCO entered into two consent decrees, which were approved by the court in 1999, settling all of the natural resources damage claims of the United States and the tribes and the bulk of such claims of the State of Montana. Remaining for disposition are the State's claims for $206 million of restoration damages at three sites.

  ARCO is subject to liability pursuant to various federal, state and local environmental laws and regulations that require ARCO to do some or all of the following:

 . Remove or mitigate the effects on the environment at various sites from the disposal or release of certain substances;

 . Perform  restoration work at such sites; and

 . Pay damages for loss of use and non-use values.

  The federal agencies involved with the sites include the Department of the Interior, Department of Justice and Environmental Protection Agency. Environmental liabilities include personal injury claims allegedly caused by exposure to toxic materials manufactured or used by ARCO.

     ARCO is currently involved in assessments and cleanups under these laws at federaland state-managed sites as well as other clean-up sites including service stations, refineries, terminals, third-party landfills, former nuclear processing facilities, sites associated with discontinued operations and sites previously owned by ARCO or predecessors. This comprises 130 sites for which ARCO has been named a potentially responsible party (PRP), along with other sites for which no claims have been asserted. The number of PRP sites in and of itself is not a relevant measure of liability because the nature and extent of environmental concerns varies by site and ARCO's responsibility varies from sole responsibility to very little responsibility.

                  Notes to Consolidated Financial Statements

  ARCO may in the future be involved in additional assessments and cleanups. Future costs depend on unknown factors such as:

  . Nature and extent of contamination;

  . Timing, extent and method of remedial action;

  . ARCO's proportional share of costs; and

  . Financial condition of other responsible parties.

  The environmental remediation accrual is updated annually, at a minimum, and at December 31, 1999 was $686 million. As these costs become more clearly defined, they may require future charges against earnings. Applying Monte Carlo analysis to estimated site maximums on a portfolio basis, ARCO estimates that future costs could exceed the amount accrued by as much as $550 million.

  Approximately 60% of the reserve related to sites associated with ARCO's discontinued operations, primarily mining activities in the states of Montana, Utah and New Mexico. Another significant component related to currently and formerly owned chemical, nuclear processing, and refining and marketing facilities, and other sites which received wastes from these facilities. One site represented 11% of the total accrual. No other site represented more than 7% of the total accrual. The remainder related to other sites with reserves ranging from $1 million to $10 million per site. Substantially all amounts accrued are expected to be paid out over the next six years.

  Claims for recovery of remediation costs already incurred and to be incurred in the future have been filed against various third parties. Many of these claims have been resolved. ARCO has neither recorded any asset nor reduced any liability in connection with unresolved claims.

  Although any ultimate liability arising from any of the matters described herein could result in significant expenses or judgments that, if aggregated and assumed to occur within a single fiscal year, would be material to ARCO's results of operations, the likelihood of such occurrence is considered remote. On the basis of management's best assessment of the ultimate amount and timing of these events, such expenses or judgments are not expected to have a material adverse effect on ARCO's consolidated financial statements.

  The operations and consolidated financial position of ARCO continue to be affected by domestic and foreign political developments as well as legislation, regulations and litigation pertaining to restrictions on production, imports and exports, tax increases, environmental regulations, cancellation of contract rights and expropriation of property. Both the likelihood of such occurrences and their overall effect on ARCO vary greatly and are not predictable.

  These uncertainties are part of a number of items that ARCO has taken and will continue to take into account in periodically establishing reserves.

Note 16 Taxes

  The income tax provision for the years ended December 31 comprised the following:

Millions                          1999        1998        1997
                                 ------------------------------
Federal:
 Current                          $ 26      $ (189)      $ 241
 Deferred                          322          (7)        143
                                 ------------------------------
                                   348        (196)        384
Foreign:
 Current                           227          91         108
 Deferred                          (68)       (486)        (45)
                                 ------------------------------
                                   159        (395)         63
State:
 Current                            16         (14)         43
 Deferred                           10         (46)         14
                                 ------------------------------
                                    26         (60)         57
                                 ------------------------------
Provision
 (benefit) for taxes on income   $ 533      $ (651)      $ 504
                                 ------------------------------
Total income taxes paid in
cash(a)                          $ 676      $1,417       $ 781
                                 ------------------------------

(a) Includes cash taxes paid relating to the sale of discontinued operations.

  A deferred tax expense of $189 million was recorded in 1999 versus a $426 million deferred tax benefit in 1998 and a $242 million deferred tax expense in 1997 related to unrealized investment gains and losses included in accumulated other comprehensive income.

                  Notes to Consolidated Financial Statements

  Major components of the net deferred tax liability at December 31 were as follows:

Millions                               1999              1998
                                      ------------------------
Depreciation, depletion
 and amortization                   $(4,573)         $ (4,600)
Other                                  (510)             (389)
                                      ------------------------
Total deferred tax liabilities       (5,083)           (4,989)
                                      ------------------------
Dismantlement and environmental         619               664
Postretirement benefits                 285               293
Foreign excess tax basis/loss
 carryforwards                           92               107
Other                                   443               607
                                      ------------------------
Total deferred tax assets             1,439             1,671
                                      ------------------------
Valuation allowance                       -                 -
                                      ------------------------
Net deferred income tax liability   $(3,644)         $ (3,318)
                                      ------------------------

  ARCO has federal loss carryforwards of $117 million which begin expiring in 2000. ARCO has foreign loss carryforwards of $21 million which begin expiring in 2001.

  Taxes other than income taxes for the years ended December 31 comprised the following:

Millions                     1999      1998      1997
                            --------------------------
Property                     $135      $143      $146
Production/severance          237       227       359
Other                         103       136       135
                           ---------------------------
Total                        $475      $506      $640
                           ---------------------------

  The domestic and foreign components of income from continuing operations before income taxes and minority interest, and a reconciliation of income tax expense with tax at the effective federal statutory rate for the years ended December 31 were as follows:

                               1999                         1998                        1997
                        -----------------------------------------------------------------------------------
Millions                Amount    % Pretax Income    Amount    % Pretax Income    Amount    % Pretax Income
                        -----------------------------------------------------------------------------------
Income (loss) before
 income taxes:
Domestic                $1,620         84.6         $    96           7.5         $1,647          87.7
Foreign                    296         15.4          (1,378)       (107.5)           231          12.3
                        -----------------------------------------------------------------------------------
Total                   $1,916        100.0         $(1,282)        100.0         $1,878         100.0
                        -----------------------------------------------------------------------------------
Tax at 35%              $  671         35.0         $  (449)        (35.0)        $  657          35.0
Increase (reduction) in
 taxes resulting from:
Taxes on foreign income
 in excess of statutory
 rate                       12          0.6              32           2.5            21            1.1
 Affiliate stock
  transactions             (30)        (1.6)            (51)         (4.0)         (109)          (5.8)
 State income taxes (net
  of federal effect)        17          0.9             (39)         (3.0)           37            2.0
 Tax credits              (143)        (7.4)           (123)         (9.6)         (106)          (5.6)
 Other                       6          0.3             (21)         (1.7)            4            0.1
                        -----------------------------------------------------------------------------------
Provision (benefit) for
 taxes on income        $  533         27.8         $  (651)        (50.8)       $  504           26.8
                        -----------------------------------------------------------------------------------

Note 17 Employee Benefit Plans

  ARCO and its subsidiaries sponsor numerous postretirement benefit plans. Defined benefit pension plans (Pension) provide to substantially all employees pension benefits based on years of service and the employee's compensation, primarily during the last three years of service. Defined postretirement benefit plans (Other) provide health care and life insurance benefits to substantially all employees who retire with ARCO having rendered the required years of service, and to their spouses and eligible dependents. ARCO pays for the cost of a benchmark health maintenance organization with employees responsible for the differential cost, if any, of their selected option. Life insurance benefits are partially paid for by retiree contributions, which vary based upon coverage chosen by the retiree. ARCO has the right to terminate or modify the plans at any time.

                  Notes to Consolidated Financial Statements

                                                  1999            1998
                                           --------------------------------
Millions                                    Pension  Other  Pension  Other
                                           --------------------------------
Plan obligations
 Benefit obligation at January 1            $(2,822) $(616) $(2,498) $(588)
 Service cost                                   (51)    (7)     (53)    (7)
 Interest cost                                 (179)   (41)    (173)   (39)
 Actuarial gain (loss)                          349     45      (96)    (4)
 Benefits paid                                  429     45      311     51
 Special termination benefits                     -      -     (128)   (19)
 Acquisition                                      -      -     (185)   (24)
 Divestiture                                     11      -        -     14
                                           --------------------------------
 Benefit obligation at December 31          $(2,263) $(574) $(2,822) $(616)
                                           --------------------------------
                                                  1999            1998
                                           --------------------------------
Millions                                    Pension  Other  Pension  Other
                                           --------------------------------
Plan assets
 Fair value of assets at January 1           $2,886  $   -   $2,710  $   -
 Actual return on assets                        392      -      264      -
 Company contributions                           64      -       69      -
 Benefits paid                                 (429)     -     (311)     -
 Acquisition                                      -      -      154      -
 Divestitute                                    (10)     -        -      -
                                           --------------------------------
 Fair value of assets at December 31         $2,903  $   -   $2,886  $   -
                                           --------------------------------
Funded status

 Assets greater (less) than obligations     $   640  $(574) $    64  $(616)
 Unrecognized actuarial (gain) loss            (164)     8      300     53
 Unrecognized prior service cost (benefit)      125   (191)     133   (206)
 Unrecognized transition obligation            (173)     -     (200)     -
                                           --------------------------------
 Total recognized                           $   428  $(757) $   297  $(769)
                                           --------------------------------
Balance sheet recognition                   $   564  $   -  $   459  $   -
Prepaid benefits
 Accrued liabilities                           (205)  (757)    (257)  (769)
 Intangible asset                                18      -       20      -
 Accumulated other comprehensive income          51      -       75      -
                                           --------------------------------
 Total recognized                           $   428  $(757) $   297  $(769)
                                           --------------------------------

  The projected benefit obligation, accumulated benefit obligation (ABO), and fair value of plan assets for pension plans with ABO in excess of plan assets were $252, $200 and $1, respectively, at December 31, 1999, and $285, $247 and $0, respectively, at December 31, 1998.

                                                  1999            1998
                                           --------------------------------
Percent                                      Pension  Other  Pension  Other
                                           --------------------------------
Plan obligations
Assumptions
 Discount rate                                  7.75   7.75     6.7   6.75
 Expected return on plan assets                 10.5    n/a    10.5    n/a
 Rate of salary progression                      4.0     4.0     4.0     4.0

  For measurement purposes, a 7% annual rate of increase in the per capita cost of health care benefits was assumed for 1997 to 2001, after which the rate was assumed to decrease to 5% and remain at that level thereafter.

  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                               1999
                                       --------------------
Millions                               Increase    Decrease
                                       --------------------
Total of service and interest cost       $  4.7     $  (3.9)
Postretirement benefit obligation        $ 47.2     $ (39.5)

Million                               1999     1998     1997
                                     ------------------------
Components of net benefit cost
Pension benefits:
Service cost                        $   51   $   53   $   53
Interest cost                          179      173      174
Expected return on plan assets        (289)    (281)    (256)
Amortization of transition asset       (27)     (27)     (27)
Amortization of prior service cost       8        7        8
Recognized actuarial (gain) loss         9       10       10
                                     ------------------------
Net benefit (income) cost           $  (69)  $  (65)  $  (38)
                                     ------------------------
Other postretirement benefits:
Service cost                        $    7   $    7   $    7
Interest cost                           41       39       40
Amortization of prior service
 cost (benefit)                        (15)     (15)     (15)
Recognized actuarial (gain) loss         1        -        -
                                     ------------------------
Net benefit (income) cost           $   34   $   31   $   32
                                     ------------------------

  Included in pension obligations are liabilities related to non-qualified pension plans that provide retirement benefits in excess of current Internal Revenue Service maximums. The company also has deferred compensation plans that permit executives, outside directors and key employees to defer a portion of their compensation (including bonuses). Amounts deferred accrue interest at a defined rate and are not included as pension obligations. The liability for deferred compensation and interest thereon was $343 million and $299 million at December 31, 1999 and 1998, respectively, and is included in "other deferred liabilities and credits" on the balance sheet. The liabilities for non-qualified pension plans and deferred compensation are unfunded based on definitions of generally accepted accounting standards. However, to assist in funding these liabilities, the company has invested in corporate-owned life insurance policies. The cash surrender value of the policies supporting these liabilities was $572 million and $541 million at December 31, 1999 and 1998, respectively, and is included in "deferred charges and other assets" on the balance sheet.

Note 18 Lease Commitments

  Capital lease obligations are recorded at the present value of future rental payments. The related assets are amortized on a straight-line basis.

  At December 31, 1999, future minimum rental payments due under leases were as follows:

                                Capital    Operating
Millions                         Leases       Leases
                               ----------------------
2000                              $   3      $   179
2001                                  3          175
2002                                  3          159
2003                                  3          152
2004                                  3           89
Later years                          57          406
                               ----------------------
Total minimum lease payments         72     $  1,160
                               ----------------------
Imputed interest (rates
 ranging from 8% to 12%)             48
                               --------
Present value of minimum
 lease payments included
 in long-term debt                $  24
                               --------

  Minimum future rental income under noncancellable subleases at December 31, 1999, amounted to $91 million.

  Operating lease net rental expense for the years ended December 31 was as follows:

Millions                          1999        1998        1997
                                 ------------------------------
Minimum rentals                $   190     $   189     $   109
Contingent rentals                   -           2           -
Sublease rental income             (22)        (20)        (11)
                                 ------------------------------
Net rental expense             $   168     $   171     $    98
                                 ------------------------------

  No restrictions on dividends or on additional debt or lease financing exist under ARCO's lease commitments. Under certain conditions, options exist to purchase certain leased properties.

Note 19 Stock Options

  Options to purchase shares of ARCO's common stock have been granted to executives, outside directors and key employees. The exercise price of each option is equal to the fair market value of common stock at the date of grant. These options become exercisable in varying installments and expire 10 years after the date of grant. Options granted prior to 1997 vest over two years in equal installments. Options granted subsequently vest equally over three years. Transactions during 1999, 1998 and 1997 were as follows (restated to give effect to June 13, 1997 100% stock dividend):

                                         Weighted Average
                                           Exercise Price
                               ---------------------------
Balance, January 1, 1997       7,633,422         $  54.41
Granted                        1,414,048            64.47
Exercised                     (1,022,100)           52.21
Cancelled                        (18,224)           61.18
                               ---------------------------
Balance, December 31, 1997     8,007,146         $  56.45
                               ---------------------------
Granted                        1,862,840            73.73
Exercised                       (420,012)           49.85
Cancelled                        (37,647)           69.52
                               ---------------------------
Balance, December 31, 1998     9,412,327         $  60.12
                               ---------------------------
Granted                        1,234,727            57.67
Exercised                       (851,288)           55.32
Cancelled                        (42,111)           68.12
                               ---------------------------
Balance, December 31, 1999     9,753,655         $  60.19
                               ---------------------------

  A summary of ARCO's fixed stock options as of December 31, 1999, 1998 and 1997, was as follows:

                                            1999       1998       1997
                                           ----------------------------
Shares available for option             9,618,570  8,523,492  8,247,671
Options exercisable                     7,308,855  6,803,228  6,064,856
Weighted average exercise price
 of options exercisable                 $   58.74  $   56.01  $   54.58
Weighted average fair value of
 options granted during the year$           15.46  $   18.96  $   14.27
Used to calculate fair value:
Risk-free interest rate                      5.02%      5.57%      6.38%
 Expected life (years)                         10         10         10
 Expected volatility                        30.29%     23.06%     18.17%
 Expected dividends                          5.02%      3.85%      4.29%

  At December 31, 1999, exercise prices for options outstanding ranged from $50.50 to $97.69 and the weighted average remaining contractual life was 5.99 years.

  ARCO applies APB No. 25 in accounting for its fixed stock options. Accordingly, no compensation cost has been recognized for options granted. The following table reflects pro forma net income and earnings per share had the company elected to adopt the fair value method under SFAS No. 123:

                   Notes to Consolidated Financial Statements

                                            1999       1998       1997
                                           ----------------------------
Net income:
As reported                             $  1,422    $   452   $  1,771
Pro forma                               $  1,407    $   440   $  1,758
Earnings per share (diluted):
As reported                             $   4.33    $  1.40   $   5.41
Pro forma                               $   4.29    $  1.36   $   5.37

  These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options would be amortized to expense over the vesting period, and additional options may be granted in future years.

  ARCO awards contingent restricted stock to executives and key employees. Contingent restricted stock may be converted to performance-based restricted stock in various multiples depending on attainment of certain performance criteria over a specified evaluation period. Restricted stock ultimately issued is subject to a two-year restriction on transfer.

  During 1999 and 1998, respectively, 236,412 and 184,488 shares of contingent restricted stock were awarded at weighted average prices of $56.81 and $74.00, net of forfeitures and retirements, with varying evaluation periods. During 1999 and 1998, 28,696 and 135,180 shares of restricted stock were issued at weighted average prices of $56.81 and $73.93, respectively.

  During 1999, 1998 and 1997, $21 million, $10 million, and $23 million was recognized as expense for performance-based restricted stock, respectively.

  Holders of options granted prior to 1997 accrue dividend share credits (DSCs) on all shares under option. The amount of DSCs accrued is determined based upon the quarterly dividend rate and fair market value of ARCO common stock as of each quarterly record date. Upon exercise of options, holders receive additional shares of common stock equal to DSCs accumulated. A summary of ARCO's DSC activity was as follows:

                                      Shares
                                  ----------
Balance, December 31, 1996         1,695,986
Accrued                              343,116
Paid out                            (396,250)
Cancelled                               (287)
                                  ----------
Balance, December 31, 1997         1,642,565
Accrued                              316,486
Paid out                            (166,512)
Cancelled                                (83)
                                  ----------
Balance, December 31, 1998         1,792,456
Accrued                              265,807
Paid out                            (323,845)
Cancelled                                 --
                                  ----------
Balance, December 31, 1999         1,734,418
                                  ----------

  During 1999, 1998 and 1997, $34 million, $11 million, and $35 million was recognized as expense for DSCs, respectively.

  Note 20 Stockholders'  Equity

  Detail of capital stock as of December 31 was as follows:


                                        1999           1998
                                       ---------------------
 $3.00 Cumulative  convertible
  preference stock, par $1:
 Shares authorized                    78,089         78,089
 Shares issued and outstanding        40,869         51,608
 Aggregate value in liquidation -
 (thousands)                     $     3,270    $     4,129
 $2.80 Cumulative convertible
  preference stock, par $1:
 Shares authorized                   833,776        833,776
 Shares issued and outstanding       493,126        573,336
 Aggregate value in liquidation-
  (thousands)                    $    34,519    $    40,134
 Common stock, par $2.50:
 Shares authorized               600,000,000    600,000,000
 Shares issued                   326,713,278    325,902,559
 Shares outstanding              323,048,817    321,315,367
 Shares held in treasury           3,664,461      4,587,192

  Changes in preference stocks were due to conversions. The $3.00 cumulative convertible preference stock is convertible into 13.6 shares of common stock. The $2.80 cumulative convertible preference stock is convertible into 4.8 shares of common stock. Common stock is subordinate to the preference stocks for dividends and assets. The $3.00 and $2.80 preference stocks may be redeemed at the option of ARCO for $82 and $70 per share, respectively. ARCO has authorized 75,000,000 shares of preferred stock, $.01 par, of which none were issued or outstanding at December 31, 1999.

                  Notes to Consolidated Financial Statements

  At December 31, 1999, shares of ARCO's authorized common stock were reserved as follows:

Conversions:
 $3.00 Preference stock          555,818
 $2.80 Preference stock        2,367,005
Stock option plans            19,372,225
Employee benefit plans         9,974,482
                             -----------
Total                         32,269,530
                             -----------

  Under ARCO's incentive compensation plans, awards of ARCO's common stock may be made to officers, outside directors and key employees.

Note 21 Supplemental Cash Flow Information

  The following is supplemental cash flow information for the years ended December 31:


Millions                                          1999        1998        1997
                                           ------------------------------------
Short-term investments:
 Gross sales and maturities                  $    168    $    226     $ 1,784
 Gross purchases                                 (190)       (259)     (1,226)
                                           ----------------------------------
Net cash provided (used)                     $    (22)   $    (33)    $   558
                                           ----------------------------------
Notes payable:
 Gross proceeds                              $ 12,640    $ 14,978     $ 7,386
 Gross repayments                             (13,335)    (14,066)     (6,865)
                                           ----------------------------------
Net cash provided                            $   (695)    $   912     $   521
                                           ----------------------------------
Gross noncash provisions charged to income   $    247     $   652     $   500
Reserve reversal from partial tax audit
 settlements                                        -           -        (145)
Cash payments of previously accrued items        (669)       (468)       (294)
                                           ----------------------------------
Cash payments (greater) less than noncash
 provisions                                  $   (422)    $   184     $    61
                                           ----------------------------------
Changes in working capital -increase (decrease)
 to cash:
 Accounts receivable                         $   (117)    $    19     $   363
 Inventories                                       36           8         (63)
 Accounts payable                                (146)        (60)       (111)
 Other working capital                           (427)        340          (6)
                                           ----------------------------------
                                             $   (654)    $   307     $   183
                                           ----------------------------------

  In conjunction with the acquisition of UTP, liabilities were assumed as follows:



Millions
---------
Fair value of assets acquired  $ 3,745
Cash paid                       (2,707)
                               --------
Liabilities assumed            $ 1,038
                               --------

  Excluded from the Consolidated Statement of Cash Flows for the year ended December 31, 1998 was the issuance of 2,725,030 shares of ARCO common stock to a consolidated subsidiary in exchange for certain property, plant and equipment owned by the subsidiary. The transaction was recorded at fair market value.

  In October  1998,  through a three-way  exchange  involving  ARCO,  Vastar and
Mobil, ARCO disposed of its California heavy crude properties. In the transaction, an ARCO subsidiary holding the California properties traded the California properties for Mobil's interests in producing fields and exploration acreage in the Gulf of Mexico. In connection with the disposition, ARCO recorded an impairment writedown of $147 million before tax, or $114 million after tax, that was included in the impairment discussed in Note 10. Vastar then purchased the ARCO subsidiary holding the Gulf of Mexico properties for $437 million, including the assumption of $300 million of debt which was repaid in first quarter 1999.

  Excluded from the Consolidated Statement of Cash Flows for the year ended December 31, 1997 was ARCO's use of Lyondell common stock to redeem its 9% Exchangeable Notes with an outstanding principal amount of $988 million.

Note 22 Foreign Currency Transactions

  Foreign currency transactions resulted in net losses of $1 million, $2 million and $12 million in 1999, 1998 and 1997, respectively.

                   Notes to Consolidated Financial Statements

Note 23 Earnings Per Share


                                                       1999                          1998                         1997
-------------------------------------------------------------------------------------------------------------------------------
(Millions, except per share amounts)     Income   Shares   Per Share   Income   Shares  Per Share   Income   Shares   Per Share
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
 operations                              $1,345                       $  (655)                      $1,331
Less: Preference stock dividends             (2)                           (2)                          (2)
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
 operations available to common
 shareholders                             1,343    322.3      $4.17      (657)   321.0   $(2.05)     1,329    321.2      $ 4.14
                                                   =====                         =====                        =====
Discontinued operations                      77    322.3       0.24     1,107    321.0     3.45        558    321.2        1.74
                                                   =====                         =====                        =====
Extraordinary item - loss on
 extinguishment of debt                                                                               (118)   321.2       (0.37)
-------------------------------------------------------------------------------------------------------------------------------
Total income available to common
 shareholders - basic EPS                $1,420    322.3      $4.41   $   450    321.0   $ 1.40     $1,769    321.2      $ 5.51
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
 operations available to common
 shareholders                            $1,343    322.3                $(657)   321.0              $1,329    321.2
Contingently issuable shares
 (primarily options)                                 3.3                             -                          2.3
$3.00 Convertible preference stock                   0.6                             -                          0.8
$2.80 Convertible preference stock            2      2.6                             -                   2      3.1
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
 operations available to common
 shareholders                             1,345    328.8     $4.09      (657)    321.0  $(2.05)      1,331    327.4      $ 4.07
                                                   =====                         =====                        =====
Discontinued operations                      77    328.8      0.24     1,107     321.0    3.45         558    327.4        1.70
                                                   =====                         =====                        =====
Extraordinary item - loss on
 extinguishment of debt                                                                               (118)   327.4       (0.36)
-------------------------------------------------------------------------------------------------------------------------------
Total income available to common
 shareholders and assumed
 conversions - diluted EPS(a)            $1,422    328.8     $4.33    $  450     321.0   $1.40      $1,771    327.4      $ 5.41
-------------------------------------------------------------------------------------------------------------------------------

(a) No dilution assumed for 1998 due to antidilutive effect on loss from continuing operations.

Note 24 Comprehensive Income

  Effective January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income," which established new rules for the reporting of comprehensive income and its components. Comprehensive income comprises net income plus all other changes in equity from nonowner sources. The new disclosures had no impact on ARCO's net income, financial position, stockholders' equity or cash flows.

  The related tax effects allocated to each component of other comprehensive income at December 31 were as follows:


                       Unrealized
                       Gain (Loss)         Foreign        Minimum
                               on         Currency        Pension
Millions               Securities      Translation      Liability
                      --------------------------------------------
1999
Pre-tax amount          $     492        $     313      $     27
Tax (expense) benefit        (189)            (121)          (11)
                      --------------------------------------------
Net-of-tax amount       $     303        $     192      $     16
                      --------------------------------------------
1998
Pre-tax amount          $  (1,107)       $     (30)     $     11
Tax (expense) benefit         426               12            (4)
                      --------------------------------------------
Net-of-tax amount       $    (681)       $     (18)     $      7
                      --------------------------------------------
1997
Pre-tax amount          $     623        $    (299)     $    (42)
Tax (expense) benefit        (242)             114            16
                      --------------------------------------------
Net-of-tax amount       $     381        $    (185)     $    (26)
                      --------------------------------------------

                   Notes to Consolidated Financial Statements

  Accumulated nonowner changes in equity (accumulated other comprehensive income) at December 31 were as follows:


Millions                           1999        1998
                                  ------------------
Net unrealized gain
 (loss) on investments           $  228     $   (75)
Foreign currency
 translation adjustment             (30)       (222)
Minimum pension liability           (31)        (47)
                                  ------------------
Accumulated other
 comprehensive income (loss)     $  167     $  (344)
                                  ------------------

  Unrealized gains (losses) on securities related primarily to changes in the fair value of ARCO's investment in LUKOIL common stock, which had a fair value of $714 million, $225 million and $1.3 billion at December 31, 1999, 1998 and 1997, respectively, and a book value of $342 million.

Note 25 Research and Development

  Expenditures for research and development totaled $28 million, $45 million and $38 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Note 26 Unaudited Quarterly Results


Millions, except per share amounts             1999        1998
                                              ------------------
Sales and other operating revenues
Quarter ended:
 March 31                                   $  2,415   $  2,536
 June 30                                       3,047      2,564
 September 30                                  3,423      2,655
 December 31                                   3,616      2,548
                                              ------------------
Total                                       $ 12,501   $ 10,303
                                              ------------------
Income (loss) from continuing
 operations before income
 taxes and minority interest
Quarter ended:
 March 31                                   $    261   $    190
 June 30                                         524         32
 September 30                                    430       (269)
 December 31                                     701     (1,235)(a, b)
                                              ------------------
Total                                       $  1,916   $ (1,282)
                                              ------------------
Net income (loss)
Quarter ended:
 March 31                                   $    165   $    220
 June 30                                         313        154
 September 30                                    372        872(c)
 December 31                                     572       (794)(a, b)
                                              ------------------
Total                                       $  1,422   $    452
                                              ------------------
Earned (loss) per share
Quarter ended:
 March 31                                   $   0.51   $   0.67
 June 30                                    $   0.95   $   0.47
 September 30                               $   1.13   $   2.67
 December 31                                $   1.74   $  (2.47)

(a) See Note 7 of Notes to Consolidated Financial Statements.
(b) Includes $925 impairment writedown.
(c) Includes $998 net gain on disposition of segments.

                     Supplemental Information (Unaudited)

Oil and Gas Producing Activities

  The Securities and Exchange Commission (SEC) defines proved oil and gas reserves as those estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

  Petroleum reserves are estimated by ARCO engineers. The estimates include reserves in which ARCO holds an economic interest under production-sharing and other types of operating agreements with foreign governments.

  Reserves attributable to certain oil and gas discoveries were not considered proved as of December 31, 1999 due to geological, technical or economic uncertainties. Proved reserves do not include amounts that may result from extensions of currently proved areas or from application of enhanced recovery processes not yet determined to be commercial in specific reservoirs. Proved reserves also do not include any reserves attributable to ARCO's 8% interest in LUKOIL, a Russian oil company. Natural gas liquids comprise 11% of petroleum liquid proved reserves.

  ARCO has no long-term supply contracts to purchase petroleum liquids or natural gas from foreign governments.

  The changes in proved reserves for the years ended December 31 were as follows:


                                    Petroleum Liquids (million barrels)                    Natural Gas (billion cubic feet)
                       -----------------------------------------------------------------------------------------------------------
                               Consolidated                                           Consolidated
                       ----------------------------                           ----------------------------
                                                    Other                                                    Other
                       U.S. International   Total   Reserves/1/   Worldwide   U.S. International   Total   Reserves/1/   Worldwide
                       -----------------------------------------------------------------------------------------------------------
Reserves at
January 1, 1997      2,112            409   2,521            -        2,521  4,776         3,347   8,123            -        8,123

                    --------------------------------------------------------------------------------------------------------------
Revisions              115             60     175            -          175    187            17     204            -          204
Improved recovery       10              -      10            -           10     28             3      31            -           31
Purchases               10             25      35           49           84    165            16     181           67          248
Extensions and
 discoveries            89             55     144            -          144    308           352     660            -          660
Production            (204)           (29)   (233)          (1)        (234)  (389)         (308)   (697)           -         (697)
Consumed                 -              -       -            -            -    (79)          (10)    (89)           -          (89)
Sales                   (1)             -      (1)           -           (1)    (8)            -      (8)           -           (8)
                    --------------------------------------------------------------------------------------------------------------
Reserves at
December 31, 1997    2,131            520   2,651           48        2,699  4,988         3,417   8,405           67        8,472
                    --------------------------------------------------------------------------------------------------------------
Revisions               72            (13)     59            2           61     33           (95)    (62)          (1)         (63)
Improved recovery       30              -      30            -           30      6             5      11            -           11
Purchases               42            279     321           13          334     74         1,333   1,407          349        1,756
Exchanges             (119)             -    (119)           -         (119)   184             -     184            -          184
Extensions and
 discoveries            88              1      89            -           89    367             -     367            -          367
Production            (192)           (46)   (238)          (2)        (240)  (429)         (325)   (754)         (14)        (768)
Consumed                 -              -       -            -            -    (79)           (9)    (88)           -          (88)
Sales                   (9)            (3)    (12)           -          (12)   (27)            -     (27)           -          (27)
                    --------------------------------------------------------------------------------------------------------------
Reserves at
December 31, 1998    2,043            738   2,781           61        2,842  5,117         4,326   9,443          401        9,844
                    --------------------------------------------------------------------------------------------------------------
Revisions              119             46     165            8          173     59           (58)      1           73           74
Improved recovery       51              4      55            -           55     47             -      47            -           47
Purchases                7             65      72            6           78    137             3     140          416          556
Extensions and
 discoveries           121              -     121            -          121    380             -     380            -          380
Production            (169)           (56)   (225)          (3)        (228)  (460)         (379)   (839)         (29)        (868)
Consumed                 -              -       -            -            -    (80)          (11)    (91)           -          (91)
Sales                  (13)           (83)    (96)           -          (96)   (42)            -     (42)           -          (42)
                    --------------------------------------------------------------------------------------------------------------
Reserves at
December 31, 1999    2,159            714   2,873           72        2,945  5,158         3,881   9,039          861        9,900
                    --------------------------------------------------------------------------------------------------------------
Proved developed
 reserves:
At January 1, 97     1,828            150   1,978            -        1,978  4,310         1,780   6,090            -        6,090
At December 31, 97   1,821            204   2,025            7        2,032  4,467         1,643   6,110           10        6,120
At December 31, 98   1,582            292   1,874           36        1,910  4,480         2,487   6,967          343        7,310
At December 31, 99   1,562            365   1,927           42        1,969  4,439         2,323   6,762          330        7,092

  /1/Comprises reserves attributable to ARCO's ownership interest in equity affiliates.

                     Supplemental Information (Unaudited)

  Included in ARCO's reserves are 100% of the reserves of Vastar, a consoli-dated subsidiary of which ARCO owned 81.9% at December 31, 1999. Vastar's re-serves comprised 11% and 51% of U.S. petroleum liquids and natural gas re-serves, respectively, at December 31, 1999.

  During 1999, net reserve additions replaced 129% of worldwide oil-equivalent production. During the three-year period 1997-1999, ARCO's net reserve additions replaced 163% of worldwide oil-equivalent production.

  Reserve additions in 1999 were spread fairly evenly among: extensions and discoveries (primarily exploration successes in the Gulf of Mexico deepwater and Alaska); purchases (primarily in the Malaysia-Thailand Joint Development Area and a field under a risked service contract in Venezuela); and revisions.

  Including contracts acquired with UTP, ARCO is a contractor to an affiliate of the Venezuelan government under six risked service contracts. ARCO, either solely or with partners, is responsible for providing capital and technology for the redevelopment of the fields along with operating existing production. In exchange for providing and funding overall operation and field development, ARCO is paid a per-barrel service fee to cover reimbursement of costs plus profit. There are two components to the fees, which include (1) a set fee for contractual baseline production and (2) a fee for incremental production. The fee for incremental production is based on a sliding scale incentive mechanism, which is indexed to a basket of international oil prices and overall field profitability.

  Proved reserves and production quantities for Venezuelan operations are recorded based on ARCO's net working interest in each of the contract areas, "net" meaning reserves excluding royalties and interests owned by others per the contractual arrangements. The Venezuelan government maintains full ownership of all hydrocarbons in the fields.

  Natural gas from the North Slope of Alaska, other than that used in providing fuel in North Slope operations or sold to others on the North Slope, is not presently economically marketable.

  ARCO is actively evaluating various technical options for commercializing North Slope gas. Among the options being studied are the construction of gas transportation and liquefied natural gas (LNG) manufacturing facilities and the development of a gas-to-liquids conversion process. ARCO is also working with the State of Alaska to enhance the fiscal and regulatory climate for the ultimate commercialization of North Slope gas resources. Significant technical uncertainties and existing market conditions still preclude gas from such potential projects being included in ARCO's reserves.

  ARCO reports reserve estimates to various federal government agencies and commissions. These estimates may cover various regions of crude oil and natural gas classifications within the United States and may be subject to mandated definitions. There have been no reports since the beginning of the last fiscal year of total ARCO reserve estimates furnished to federal government agencies or commissions which vary from those reported to the SEC.

                     Supplemental Information (Unaudited)

  The aggregate amounts of capitalized costs relating to oil and gas producing activities and the related accumulated depreciation, depletion and amortization as of December 31 were as follows:

                                     1999                                  1998                                  1997
                      -------------------------------------------------------------------------------------------------------------
Millions                 U.S.   International     Total        U.S.   International     Total        U.S.   International     Total
                      -------------------------------------------------------------------------------------------------------------
Proved properties     $17,112         $11,222   $28,334    $16,348          $11,345   $27,693     $15,845          $6,026   $21,871
Unproved properties       428           1,153     1,581        622            1,142     1,764         365             447       812
                      -------------------------------------------------------------------------------------------------------------
                       17,540          12,375    29,915     16,970           12,487    29,457      16,210           6,473    22,683
Accumulated
 depreciation,
 depletion and
 amortization          10,782           5,163    15,945     10,569            4,789   15,358       10,559           2,959    13,518
                      -------------------------------------------------------------------------------------------------------------
Net capitalized costs   6,758           7,212    13,970      6,401            7,698   14,099        5,651           3,514     9,165
                      -------------------------------------------------------------------------------------------------------------
Net capitalized costs of
 equity affiliates*         -             385       385          -              338      338            -              55        55
                      -------------------------------------------------------------------------------------------------------------
Total                  $6,758          $7,597   $14,355     $6,401           $8,036  $14,437       $5,651          $3,569    $9,220
                      -------------------------------------------------------------------------------------------------------------

*ARCO's share

  Costs,  both  capitalized  and  expensed,  incurred  in oil and gas  producing activities during the three years ended December 31 are set forth below. Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activity and drilling exploratory wells. Development costs include costs of drilling and equipping development wells and construction of production facilities to extract, treat and store oil and gas.

                                     1999                                  1998                                  1997
                      -------------------------------------------------------------------------------------------------------------
Millions                 U.S.   International     Total        U.S.   International     Total        U.S.   International     Total
                      -------------------------------------------------------------------------------------------------------------
Property acquisition
 costs:
 Proved properties       $149             $28      $177        $235          $2,594    $2,829        $92             $224      $316
 Unproved properties       14               5        19          72             512       584        100                8       108
Exploration costs         316             159       475         306             376       682        328              332       660
Development costs         875             832     1,707       1,102           1,200     2,302        692              794     1,486
                      -------------------------------------------------------------------------------------------------------------
Total expenditures      1,354           1,024     2,378       1,715           4,682     6,397      1,212            1,358     2,570
                      -------------------------------------------------------------------------------------------------------------
Costs incurred of
 equity affiliates*         -              88        88           -             499       499          -              109       109
                      -------------------------------------------------------------------------------------------------------------
Total                  $1,354          $1,112    $2,466      $1,715          $5,181    $6,896     $1,212           $1,467    $2,679
                      -------------------------------------------------------------------------------------------------------------

*ARCO's share

                     Supplemental Information (Unaudited)

  Results of operations from oil and gas producing activities (including operating overhead) for the three years ended December 31 were as follows:

                                     1999                                  1998                                  1997
                      -------------------------------------------------------------------------------------------------------------
Millions                 U.S.   International     Total        U.S.   International     Total        U.S.   International     Total
                      -------------------------------------------------------------------------------------------------------------
Revenues:
 Sales                 $1,711          $1,663    $3,374      $1,535          $1,305    $2,840      $1,974          $1,349    $3,323
 Transfers              1,379               -     1,379       1,077               -     1,077       2,074               -     2,074
 Other                     40             131       171          44              75       119          42              45        87
                      -------------------------------------------------------------------------------------------------------------
                        3,130           1,794     4,924       2,656           1,380     4,036       4,090            1,394    5,484
Production costs          463             427       890         609             332       941         615              286      901
Production taxes          308              16       324         273              56       329         420               43      463
Exploration expenses      239             148       387         272             357       629         263              245      508
Depreciation, depletion
and amortization          763             676     1,439         651             517     1,168         681              429    1,110
Impairment                  8               6        14         180           1,267     1,447           -                -        -
Other operating expenses  249             168       417         201             244       445         258              247      505
                      -------------------------------------------------------------------------------------------------------------
Results before
 income taxes           1,100             353     1,453         470          (1,393)     (923)      1,853              144    1,997
Income tax
 expense (benefit)        290              91       381          58            (532)     (474)        609               11      620
                      -------------------------------------------------------------------------------------------------------------
Results of operations
 from oil and gas
 producing activities     810             262     1,072         412            (861)      (449)     1,244              133    1,377
                      -------------------------------------------------------------------------------------------------------------
Results from equity
 affiliates*                -              10        10           -              (3)        (3)         -              (6)       (6)
                      -------------------------------------------------------------------------------------------------------------
Total                    $810            $272    $1,082        $412           $(864)     $(452)    $1,244            $127    $1,371
                      -------------------------------------------------------------------------------------------------------------

*ARCO's share

  The difference between the above results of operations and the amounts reported for exploration and production segment net income in Note 2 of Notes to Consolidated Financial Statements is primarily gains or losses on asset sales, the exclusion of non-producing exploration and production units (Alaskan pipelines, technical support), minority interest adjustments and, in 1998, restructuring costs related to oil and gas operations.

  The standardized measure of discounted estimated future net cash flows related to proved oil and gas reserves at December 31 was as follows:

                                     1999                                  1998                                  1997
                      -------------------------------------------------------------------------------------------------------------
Billions                 U.S.   International     Total        U.S.   International     Total        U.S.   International     Total
                      -------------------------------------------------------------------------------------------------------------
Future cash inflows     $53.6           $24.6     $78.2       $21.9           $16.2     $38.1       $36.7          $ 16.6     $53.3
Future development and
 production costs        16.8             7.8      24.6        13.0             7.6      20.6        15.0             7.1      22.1
Future income tax
 expense                 12.9             5.8      18.7         2.3             2.9       5.2         7.3             3.5      10.8
                      -------------------------------------------------------------------------------------------------------------
Future net cash flows    23.9            11.0      34.9         6.6             5.7      12.3        14.4             6.0      20.4
10% annual discount      11.9             5.0      16.9         2.7             2.7       5.4         6.5             2.8       9.3
                      -------------------------------------------------------------------------------------------------------------
Standardized measure of
 discounted future net
 cash flows              12.0             6.0      18.0         3.9             3.0       6.9         7.9             3.2     11.1
                      -------------------------------------------------------------------------------------------------------------
Standardized measure of
 discounted future net
 cash flows of equity
 affiliates*                -             0.5      0.5            -             0.1       0.1           -             0.1      0.1
                      -------------------------------------------------------------------------------------------------------------
Total                   $12.0            $6.5    $18.5         $3.9            $3.1      $7.0        $7.9            $3.3    $11.2
                      -------------------------------------------------------------------------------------------------------------


*ARCO's share

                     Supplemental Information (Unaudited)

  Primary changes in the standardized measure of discounted estimated future net cash flows for the years ended December 31 were as follows:


Billions                      1999       1998       1997
                             ----------------------------
Sales and transfers of oil
 and gas, net of
 production costs            $(3.7)     $(2.7)    $(4.0)
Extensions, discoveries
 and improved recovery,
 less related costs            1.6        0.5       0.9
Revisions of estimates of
 reserves proved in prior
years: Quantity estimates      0.9          -       0.7
 Net changes in price and
  production costs            17.0      (11.3)     (8.4)
Purchases/sales               (0.1)       3.1       0.5
Other                         (0.5)      (0.6)     (0.7)
Accretion of discount          1.0        1.7       2.4
Development costs incurred
 during the period             1.7        2.3       1.5
Net change in
 income taxes                 (6.4)       2.8       2.3
                            ------------------------------
Net change                   $11.5      $(4.2)    $(4.8)
                            ------------------------------

  Estimated future cash inflows are computed by applying year-end prices of oil and gas to year-end quantities of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates (adjusted for permanent differences and tax credits) to estimated future pre-tax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.

  These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the SEC. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flows to ARCO. Management's investment and operating decisions are based on reserve estimates that include proved reserves prescribed by the SEC as well as probable reserves, and on different price and cost assumptions from those used here. Benchmark prices used in preparing the Supplemental Oil and Gas Information were $25.60, $12.05, and $17.64 for the years ended December 31, 1999, 1998 and 1997, respectively.

  It should be recognized that applying current costs and prices and a 10% standard discount rate does not convey absolute value. The discounted amounts arrived at are only one measure of the value of proved reserves.

         2(b) FINANCIAL INFORMATION FOR THE ATLANTIC RICHFIELD COMPANY
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000

            ATLANTIC RICHFIELD COMPANY AND CONSOLIDATED SUBSIDIARIES
                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


                        CONSOLIDATED STATEMENT OF INCOME

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,

                                                                 --------------------
                                                                    2000        1999
                                                                 ---------  ---------
(MILLIONS EXCEPT PER SHARE AMOUNTS)
REVENUES
Sales and other operating revenues                                $3,993      $2,415
Other revenues                                                       201         136
                                                                 ---------  ---------
                                                                   4,194       2,551
                                                                 ---------  ---------
EXPENSES
Trade purchases                                                    1,685         800
Operating expenses                                                   600         566
Selling, general and administrative expenses                         136         152
Depreciation, depletion and amortization                             484         483
Exploration expenses (including undeveloped leasehold amortization)  100          74
Taxes other than income taxes                                        177         120
Interest                                                             110          95
                                                                 ---------  ---------
                                                                   3,292       2,290
                                                                 ---------  ---------
Income before income taxes and minority interest                     902         261
  Provision for taxes on income                                      271          93
  Minority interest in earnings of subsidiaries                       14           3
                                                                 ---------  ---------
NET INCOME                                                          $617        $165
                                                                 =========  =========
EARNED PER SHARE BASIC                                             $1.91       $0.51
                                                                 =========  =========
DILUTED                                                            $1.87       $0.51
                                                                 =========  =========
CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK                     $.7125      $.7125
                                                                 =========  =========

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           ATLANTIC RICHFIELD COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                      MARCH 31,    DECEMBER 31,
                                                           2000           1999
                                                     -----------  -------------
(MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents                              $1,007            $879
  Short-term investments                                    253             264
  Accounts receivable                                     1,406           1,301
  Inventories                                               385             430
  Prepaid expenses and other current assets                 199             184
                                                      -----------  -------------
  Total current assets                                    3,250           3,058
                                                      -----------  -------------
Investments and long-term receivables:
  Investments accounted for on the equity method          1,579           1,508
  Other investments and long-term receivables             1,883           1,660
                                                      -----------  -------------
                                                          3,462           3,168
                                                      -----------  -------------
Net property, plant and equipment                        18,173          18,466

Net assets of discontinued operations                        68              67
Deferred charges and other assets                         1,578           1,513
                                                      -----------  -------------
Total assets                                            $26,531         $26,272
                                                      ===========  =============


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           ATLANTIC RICHFIELD COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                      MARCH 31,  DECEMBER 31,
                                                          2000          1999
                                                     ---------   -----------
(MILLIONS)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable                                         $1,488        $1,672
 Accounts payable                                         883           830
 Taxes payable                                            578           420
 Long-term debt due within one year                        11            11
 Other                                                    903         1,090
                                                      --------   ----------
 Total current liabilities                              3,863         4,023
                                                      --------   ----------
Long-term debt                                          5,599         5,698
Deferred income taxes                                   3,643         3,644
Dismantlement, restoration and reclamation              1,174         1,154
Other deferred liabilities and credits                  2,711         2,770
Minority interest                                         309           297
                                                      --------   ----------
 Total liabilities                                     17,299        17,586
                                                      --------   ----------
Stockholders' equity
 Preference stocks                                          1             1
 Common stock                                             818           817
 Capital in excess of par value of stock                  918           889
 Retained earnings                                      7,476         7,091
 Treasury stock                                          (272)         (279)
 Accumulated other comprehensive income                   291           167
                                                      --------   ----------
 Total stockholders' equity                             9,232         8,686
                                                      --------   ----------
Total liabilities and stockholders' equity            $26,531       $26,272
                                                      ========   ==========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           ATLANTIC RICHFIELD COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                 --------------------
                                                                    2000        1999
                                                                 ---------  ---------
(MILLIONS)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $617        $165
Adjustments to reconcile net income to net cash
provided by operating activities:
 Depreciation, depletion and amortization                            484         483
 Dry hole expense and undeveloped leasehold amortization              53          21
 Net gain on asset sales                                             (71)        (14)
 Income from equity investments                                      (26)         (7)
 Dividends from equity investments                                    24          20
 Minority interest in earnings of subsidiaries                        14           3
 Cash payments greater than noncash provisions                       (86)       (125)
 Deferred income taxes                                               (47)         (5)
 Changes in working capital accounts                                 (72)       (296)
 Other                                                               (34)        (43)
                                                                  --------  --------
 Net cash provided by operating activities                           856         202
                                                                  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Additions to fixed assets (including dry hole costs)               (619)       (760)
 Net cash provided by short-term investments                           7           5
 Proceeds from asset sales                                           446         577
 Investments and long-term receivables                               (75)         (2)
 Other                                                               (38)         27
                                                                  --------  --------
 Net cash used by investing activities                              (279)       (153)
                                                                  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments of long-term debt                                        (35)      (549)
 Proceeds from issuance of long-term debt                             --        634
 Net cash provided (used) by notes payable                          (186)       202
 Dividends paid                                                     (232)      (229)
 Other                                                                16         13
                                                                 --------  ---------
Net cash provided (used) by financing activities                    (437)        71
                                                                 --------  ---------
Cash flows from discontinued operations                               (8)        21
Effect of exchange rate changes on cash                               (4)        (8)
                                                                 --------  ---------
Net increase in cash and cash equivalents                            128        133
Cash and cash equivalents at beginning of period                     879        657
                                                                 --------  ---------
Cash and cash equivalents at end of period                        $1,007       $790
                                                                 ========  =========

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-UNAUDITED

NOTE A.  ACCOUNTING POLICIES.

Basis of Presentation.

  The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain previously reported amounts have been restated to conform to classifications adopted in 2000. Unless otherwise stated, the Notes to Consolidated Financial Statements exclude discontinued operations. In the opinion of the Company, the consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation.

  For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report on Form 10-K for the year ended December 31, 1999.

NOTE B.  COMPREHENSIVE INCOME.

  Comprehensive income comprises net income plus all other changes in equity from nonowner sources. ARCO's comprehensive income for the three-month periods ended March 31, 2000 and 1999 was as follows:


                                                                 THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                                --------------
(MILLIONS)                                                      2000     1999
                                                                -----    -----
Net income                                                       $617     $165
Other comprehensive income:
Net unrealized gain on investments (a)                            129      111
Foreign currency translation adjustment                            (5)     193
                                                                -----    -----
Comprehensive income                                             $741     $469
                                                                =====    =====

--------------

  (a) Primarily consists of changes in the fair value of ARCO's investment in LUKOIL, which had a fair value of approximately $928 million at March 31, 2000, compared to a fair value of approximately $714 million at December 31, 1999. The unrealized pretax gain in the LUKOIL investment at March 31, 2000, was $586 million.

  Accumulated nonowner changes in equity (accumulated other comprehensive income) at March 31, 2000 and December 31, 1999 were as follows:


                                                            MARCH 31   DECEMBER 31
(MILLIONS)                                                      2000          1999
                                                            --------   -----------
Net unrealized gain on investments                              $357          $228
Foreign currency translation adjustment                          (35)          (30)
Minimum pension liability                                        (31)          (31)
                                                            --------   -----------
Accumulated other comprehensive income                          $291          $167
                                                            ========   ===========

NOTE C.  INTERIM SEGMENT INFORMATION.

(MILLIONS)                    EXPLORATION     REFINING
                              &               &            ALL
MARCH 31, 2000                PRODUCTION      MARKETING    OTHER    UNALLOCATED    TOTAL
--------------                -----------     ---------    -----    -----------    ------
Sales and other
 operating revenues               $2,391         $2,249       $8             $2   $4,650
Intersegment revenues               (655)            --       (1)            (1)    (657)
                              -----------     ---------    -----    -----------   ------
Total                             $1,736         $2,249       $7             $1   $3,993
                              ==========      =========    =====    ===========   ======
Net income                          $601            $70      $14           $(68)    $617
                              ==========      =========    =====    ===========   ======
Segment assets                   $18,941         $4,680     $935         $1,975  $26,531
                              ==========      =========    =====    ===========   ======
DECEMBER 31, 1999
-----------------
Segment assets                   $18,752         $4,695     $916         $1,909  $26,272
                              ==========      =========    =====    ===========   ======

MARCH 31, 1999
--------------
Sales and other
 operating revenues              $1,304          $1,306      $17             $1   $2,628
Intersegment revenues              (211)             --       (1)            (1)    (213)
                              -----------     ---------    -----    -----------   ------
Total                            $1,093          $1,306      $16            $--   $2,415
                              ==========      =========    =====    ===========   ======
Net income                          $89            $129      $24           $(77)     165
                              ==========      =========    =====    ===========   ======

  For first quarter ended March 31, 2000 discontinued operations consisted of one remaining unsold coal mine in Australia. For the first quarter ended March 31, 1999 discontinued operations consisted of the Company's Australian coal operations and the operations of Union Texas Petrochemicals. At December 31, 1999 and March 31, 2000, the net assets of discontinued operations are included with unallocated items in the segment presentation above.

  The amortization associated with a gain deferred in conjunction with the sale of the chemicals operations had a favorable impact of approximately $12 million and $10 million after tax on Refining and Marketing earnings in the first quarter 2000 and 1999, respectively.

NOTE D.  INVESTMENTS.

  At March 31, 2000 and 1999, investments in debt securities were primarily composed of U.S. Treasury securities and corporate debt instruments. Maturities generally ranged from three days to 10 years. These investments were classified as short or long term depending on maturity. ARCO's investments in LUKOIL common stock and Zhenhai Refining and Chemical Company convertible bonds were included in other investments and long-term receivables. At March 31, 2000 and 1999, all investments were classified as available-for-sale and were reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income.

  The following summarizes investments in securities at March 31:


(MILLIONS)                                   2000          1999
                                           -------       ------
Aggregate fair value                       $1,808          $869
Gross unrealized holding losses                11            14
Gross unrealized holding gains               (592)          (73)
                                           -------       ------
Amortized cost                             $1,227          $810
                                           =======       ======

     Investment activity for the three months ended March 31 was as follows:


(MILLIONS)                                                 2000    1999
                                                         ------  ------
Gross purchases                                          $4,736  $2,285
Gross sales                                                  13     445
Gross maturities                                          4,628   2,078

  Gross realized gains and losses were insignificant and were determined by the specific identification method.

NOTE E.  INVENTORIES.

  Inventories at March 31, 2000 and December 31, 1999 comprised the following:

                                                          MARCH 31,  DECEMBER 31,
(MILLIONS)                                                    2000          1999
                                                         ---------- ------------
Crude oil and petroleum products                              $159          $199
Other products                                                  25            26
Materials and supplies                                         201           205
                                                         ----------  -----------
Total                                                         $385          $430
                                                         ==========  ===========

NOTE F.  CAPITAL STOCK.

     Detail of the Company's capital stock was as follows:


                                                          MARCH 31,  DECEMBER 31,
                                                              2000          1999
                                                         ---------- ------------
(THOUSANDS)
$3.00 Cumulative convertible reference stock, par $1           $39           $41
$2.80 Cumulative convertible preference stock, par $1          470           493
Common stock, par $2.50                                    818,070       816,673
                                                         ---------  ------------
Total                                                     $818,579      $817,207
                                                         =========  ============

NOTE G.  CAPITALIZATION OF INTEREST.

  Interest expense excludes capitalized interest of $36 million and $39 million for the three-month periods ended March 31, 2000 and 1999, respectively.

NOTE H.  RESTRUCTURING PROGRAMS.

  Through December 31, 1999, the company had established reserves totalling $251 million for the costs of terminating 1,250 employees. $103 million related to short-term benefits such as severance payments and ancillary benefits such as relocation and outplacement; $148 million related to pension and other postretirement benefits.

  Through March 31, 2000, approximately 1,200 employees have been terminated and approximately $88 million of severance and ancillary benefits have been paid and charged against the accrual. Payments made do not necessarily correlate to the number of terminations due to the ability of terminees to defer receipt of certain payments.

UNION TEXAS PETROLEUM HOLDINGS, INC. (UTP) RESTRUCTURE.

  Through December 31, 1999, the company established a $90 million provision for the termination of 357 employees resulting from the integration of UTP into ARCO's operations. As of March 31, 2000, ARCO had terminated 355 of the employees and had paid out a total of $83 million in severance benefits.

NOTE I.  INCOME TAXES.

                                                               THREE MONTHS ENDED
Provision for taxes on income:                                      MARCH 31,
                                                               ------------------
                                                                   2000      1999
                                                               -------     ------
(MILLIONS)
 Federal:
   Current                                                         $144      $41
   Deferred                                                          14       11
                                                                -------   ------
                                                                    158       52
                                                                -------   ------
  Foreign:
   Current                                                          135       45
   Deferred                                                         (61)     (17)
                                                                -------   ------
                                                                     74       28
                                                                -------   ------
 State:
   Current                                                           39       12
   Deferred                                                          --        1
                                                                -------   ------
                                                                     39       13
                                                                -------   ------
    Total                                                          $271      $93
                                                                =======   ======

     Reconciliation of provision for taxes on income with tax at federal statutory rate:


                                                   THREE MONTHS ENDED
                                                       MARCH 31,
                                            -----------------------------------
                                                  2000              1999
                                            ----------------- -----------------
                                                      PERCENT           PERCENT
                                                      OF                OF
                                                      PRETAX            PRETAX
(MILLIONS)                                   AMOUNT   INCOME   AMOUNT   INCOME
                                            -------  -------  -------  --------
 Income before income taxes and
 minority interest                             $902    100.0     $261    100.0
                                            =======  =======  =======  ========
 Tax at federal statutory rate                 $316     35.0      $91     35.0
 Increase (reduction) in taxes
 resulting from:
   Taxes on foreign income (less) greater
   than statutory rate                          (40)    (4.4)      21      8.0
   State income taxes (net of federal
    effect)                                      25      2.8        8      3.1
   Tax credits                                  (29)    (3.2)     (24)    (9.2)
   Other                                         (1)    (0.2)      (3)    (1.3)
                                            -------  -------  -------  --------
 Provision for taxes on income                 $271     30.0      $93     35.6
                                            =======  =======  =======  ========

NOTE J.  DISCONTINUED OPERATIONS.

  In 1999, ARCO disposed of its interests in two Australian coal mines and its stake in the Clermont coal deposit in Australia. At March 31, 2000, the carrying value of the remaining Australian assets, consisting of one coal mine, was $68 million and was included in net assets of discontinued operations on the balance sheet. Beginning in January 1999, ARCO suspended depreciation on the Australian coal assets (1998 annual depreciation was $23 million).

  As part of the acquisition of UTP, ARCO determined it would sell UTP's petrochemical business. In March 1999, Arco sold Union Texas Petrochemicals to Williams Energy Services.

  Revenues and income from discontinued operations for the three months ended March 31, 2000 and 1999 were:


                                            THREE MONTHS ENDED
                                                MARCH 31
                                            ------------------
                                            2000          1999
                                            ----          ----
(MILLIONS)
Revenues:
  Coal operations                            $26           $26
  UTP petrochemical                           --            24
                                            ----          ----
  Total                                      $26           $50
                                            ====          ====
Net income:
  Coal operations                            $--           $--
  UTP petrochemical                           --            --
                                            ----          ----
  Total                                      $--           $--
                                            ====          ====

NOTE K.  EARNED PER SHARE.

  The information necessary for the calculation of earned per share is as follows:


                                                       THREE MONTHS ENDED
                                                          MARCH 31, 2000
                                                    ---------------------------
                                                     INCOME   SHARES  PER SHARE
                                                    -------- -------- ---------
(MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net income                                          $ 617.0
Less:  Preference stock dividends                       (.4)
                                                    -------
Net income available to common stockholders--basic
EPS                                                   616.6    323.4  $  1.91
                                                                      =======
Effect of dilutive securities:
Contingently issuable shares (primarily options)                 2.9
Convertible preference stock                             .4      2.8
                                                    -------  -------
 Net income available to common stockholders and
  assumed conversions--diluted EPS                  $ 617.0     329.1  $  1.87
                                                    =======   =======  =======

                                                       THREE MONTHS ENDED
                                                         MARCH 31, 1999
                                                    --------------------------
                                                    INCOME   SHARES   PER SHARE
                                                    -------  -------  ---------
Net income                                          $ 165.4
Less:  Preference stock dividends                       (.5)
                                                    -------
Net income available to common stockholders--basic
EPS                                                   164.9    321.6  $    0.51
                                                                      =========
Effect of dilutive securities:
Contingently issuable shares (primarily options)                 2.2
Convertible preference stock                             .5      3.4
                                                    -------- -------
Net income available to common stockholders and
  assumed conversions--diluted EPS                  $ 165.4  $ 327.2  $    0.51
                                                    =======  =======  =========

                         NOTES TO CONSOLIDATED FINANCIAL
                       STATEMENTS - UNAUDITED--(CONTINUED)


NOTE L.       SUPPLEMENTAL INCOME STATEMENT INFORMATION.

  Taxes other than income taxes comprised the following:


                                            THREE MONTHS ENDED
                                                MARCH 31
                                            ------------------
                                            2000          1999
                                            ----          ----
(MILLIONS)
Production/severance                         $96           $40
Property                                      36            35
Other                                         45            45
                                            ----          ----
Total                                       $177          $120
                                            ====          ====


NOTE M.       SUPPLEMENTAL CASH FLOW INFORMATION.

    Following is supplemental cash flow information for the three months ended March 31, 2000 and 1999:

                                            THREE MONTHS ENDED
                                                MARCH 31
                                            ------------------
                                            2000          1999
                                            ----          ----
(MILLIONS)
Gross sales and maturities of
 short-term investments                      $13           $15
Gross purchases of short-term
 investments                                  (6)          (10)
                                            ----          ----
Net cash provided by short-term
 investments                                  $7            $5
                                            ====          ====
Gross proceeds from issuance
 of notes payable                         $3,697        $3,737
  Gross repayments of notes payable       (3,883)       (3,535)
                                            ----          ----
Net cash provided (used) by notes
 payable                                   $(186)         $202
                                            ====          ====
Gross noncash provisions charged to
 income                                      $38           $37
Cash payments of previously accrued
 items                                      (124)         (162)
                                            ----          ----
Cash payments greater than noncash
 provisions                                 $(86)        $(125)
                                            ====          ====
Interest paid                                $84          $101
                                            ====          ====
Income taxes paid                            $90           $98
                                            ====          ====

  Changes in working capital accounts for the three-month periods ended March 31, 2000 and 1999 were as follows:

                                            THREE MONTHS ENDED
                                                MARCH 31
                                            ------------------
                                            2000          1999
                                            ----          ----
(MILLIONS)
Increase (decrease) to cash
Accounts receivable                        $(126)         $(16)
Inventories                                   35           (16)
Accounts payable                              56          (146)
Other working capital                        (37)         (118)
                                            ----          ----
Total                                       $(72)        $(296)
                                            ====          ====

NOTE N.       OTHER COMMITMENTS AND CONTINGENCIES

  ARCO has commitments, including those related to the acquisition, construction and development of facilities, all made in the normal course of business.

  ARCO has also guaranteed all of LUKARCO's obligations associated with the Caspian pipeline project, which amount to 25% of all funding requirements for this project. The current estimates of total project funding requirements are between $2.2 to $2.4 billion.

  Following the March 1989 EXXON VALDEZ oil spill, numerous federal, state and private plaintiff lawsuits were brought against Exxon, Alyeska Pipeline Service Company (Alyeska), and Alyeska's owner companies including ARCO, which owns approximately 22%. While all of the federal, state and private plaintiff lawsuits have been settled, certain issues relating to the liability for the spill remain unresolved between Exxon and Alyeska (including its owner companies).

  Lawsuits, including purported class actions and actions by governmental entities, are pending or threatened against ARCO and others seeking damages, abatement of the housing units, and compensation for medical problems arising out of the presence of lead-based paint in certain housing units. ARCO is unable to predict the scope or amount of any such liability.

  The State of Montana, along with the United States and the Salish and Kootenai Tribes, have been seeking recovery from ARCO of alleged injuries to natural resources resulting from mining and mineral processing businesses formerly operated by Anaconda. In April 1998, ARCO entered two consent decrees, settling all of the natural resources damage claims of the United States and the tribes and the bulk of such claims of the State of Montana. Remaining for disposition are the State's claims for $206 million of restoration damages at three sites.

  ARCO is subject to liability pursuant to various federal, state and local environmental laws and regulations that require ARCO to do some or all of the following:

o Remove or mitigate the effects on the environment at various sites from the disposal or release of certain substances;

o    Perform restoration work at such sites; and

o    Pay damages for loss of use and non-use values.

  The federal agencies involved with the sites included the Department of the Interior, Department of Justice and Environmental Protection Agency. Environmental liabilities include personal injury claims allegedly caused by exposure to toxic materials manufactured or used by ARCO.

  ARCO is currently involved in assessments and cleanups under these laws at federal- and state-managed sites as well as other clean-up sites including service stations, refineries, terminals, third-party landfills, former nuclear processing facilities, sites associated with discontinued operations and sites previously owned by ARCO or predecessors. This comprises 130 sites for which ARCO has been named a potentially responsible party (PRP), along with other sites for which no claims have been asserted. The number of PRP sites in and of itself is not a relevant measure of liability because the nature and extent of environmental concerns varies by site and ARCO's share of responsibility varies from sole responsibility to very little responsibility.

  ARCO may in the future be involved in additional assessments and cleanups. Future costs depend on unknown factors such as:

o    Nature and extent of contamination;

o    Timing, extent and method of remedial action;

o    ARCO's proportional share of costs; and

o    Financial condition of other responsible parties.

  The environmental remediation accrual is updated annually, at a minimum, and at March 31, 2000, was $686 million. As these costs become more clearly defined, they may require future charges against earnings. Applying Monte Carlo analysis to estimated site maximums on a portfolio basis, ARCO estimates that future costs could exceed the amount accrued by as much as $550 million.

  Approximately 60% of the reserve related to sites associated with ARCO's discontinued operations, primarily mining activities in the states of Montana, Utah and New Mexico. Another significant component related to currently and formerly owned chemical, nuclear processing, and refining and marketing facilities, and other sites which received wastes from these facilities. One site represented 11% of the total accrual. No other site represented more than 7% of the total accrual. The remainder related to other sites with reserves ranging from $1 million to $10 million per site. Substantially all amounts accrued are expected to be paid out over the next six years.

  Claims for recovery of remediation costs already incurred and to be incurred in the future have been filed against various third parties. Many of these claims have been resolved. ARCO has neither recorded any asset nor reduced any liability in connection with unresolved claims.

                         NOTES TO CONSOLIDATED FINANCIAL
                       STATEMENTS - UNAUDITED--(CONTINUED)

NOTE N.       OTHER COMMITMENTS AND CONTINGENCIES (CONTINUED)

  Although any ultimate liability arising from any of the matters described herein could result in significant expenses or judgments that, if aggregated and assumed to occur within a single fiscal year, would be material to ARCO's results of operations, the likelihood of such occurrence is considered remote. On the basis of management's best assessment of the ultimate amount and timing of these events, such expenses or judgments are not expected to have a material adverse effect on ARCO's consolidated financial statements.

  The operations and consolidated financial position of ARCO continue to be affected by domestic and foreign political developments as well as legislation, regulations and litigation pertaining to restrictions on production, imports and exports, tax increases, environmental regulations, cancellation of contract rights and expropriation of property. Both the likelihood of such occurrences and their overall effect on ARCO vary greatly and are not predictable.

  These uncertainties are part of a number of items that ARCO has taken and will continue to take into account in periodically establishing reserves.

NOTE O.       SUBSEQUENT EVENTS

MERGER OF ARCO INTO BP AMOCO P.L.C.  AND CHANGE OF CONTROL OF ARCO

  On April 18, 2000, the combination of BP Amoco p.l.c. (BP Amoco) and ARCO was completed by the merger of Prairie Holdings, Inc. (a subsidiary of BP Amoco) with and into ARCO, pursuant to the terms of the merger agreement dated March 31, 1999, as amended through March 8, 2000 (Merger Agreement). Pursuant to the Merger Agreement, each share of outstanding common stock of ARCO (save for any such shares owned by BP Amoco, ARCO or any subsidiary of BP Amoco or ARCO) was converted into the right to receive 1.64 BP Amoco American Depositary Receipts
(ADRs) or, subject to the timely receipt of elections therefor, 9.84 BP Amoco Ordinary Shares. In addition, the outstanding ARCO common stock was delisted from the New York Stock Exchange and other exchanges on which it had been listed.

  ARCO's outstanding shares of $2.80 and $3.00 Preference Stock remain listed on the New York Stock Exchange. Pursuant to the Merger Agreement, each share of $2.80 Preference Stock was converted into the right to receive 7.872 ADRs and each share of $3.00 Preference Stock was converted into the right to receive
22.304 ADRs. ARCO remains a reporting company within the meaning of the Securities and Exchange Act of 1934.

  In connection with the merger, on April 18, 2000, ARCO issued 324,711,290 shares of common stock to BP Amoco. Later on April 18, 2000, BP Amoco transferred all such shares to BP America, Inc., a wholly owned subsidiary of BP Amoco, so that BP Amoco owns indirectly all of the currently outstanding common stock of ARCO. As the holder of all the outstanding common stock of ARCO, none of which is publicly traded, BP Amoco is the controlling shareholder of ARCO.

  Included in the merger agreement was a provision requiring BP Amoco to keep in place for two years following the merger ARCO's change of control severance programs. The benefits associated with those programs will result in ARCO recording later in the year a potentially significant charge for ARCO employees who are terminated in the next two years as a result of the merger. In addition, there will be charges for other merger related costs.

SALE OF ALASKAN BUSINESSES

  On March 15, 2000 ARCO entered into an agreement to sell its Alaskan businesses to Phillips Petroleum Company (Phillips) for approximately $6.5 billion cash subject to purchase price adjustments (plus up to an additional $500 million based on the prices realized on production subsequent to December 31, 1999). Under the purchase and sale agreement, which was amended on April 6, 2000, ARCO agreed to sell all of the outstanding shares of ARCO Alaska, Inc., together with certain other subsidiaries of ARCO engaged principally in the operation of ARCO's Alaskan businesses, along with certain pipeline and marine assets associated with the transport of Alaskan crude oil. The major portion of the sale closed on April 26, 2000. The remainder of the assets are expected to be transferred upon receipt of governmental approvals.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MERGER OF ARCO INTO BP AMOCO P.L.C. AND CHANGE OF CONTROL OF ARCO

  On April 18, 2000, the combination of BP Amoco and ARCO was completed. ARCO became a wholly owned subsidiary of BP Amoco. As indirect owner of all of the outstanding shares of common stock of ARCO, BP Amoco is the controlling shareholder of ARCO. (See Note O. to the financial statements and Item 5 beginning on page 18 of this Report on Form 10-Q).

FIRST QUARTER 2000 VS. FIRST QUARTER 1999

CONSOLIDATED EARNINGS

  The $452 million increase in net income in the first quarter of 2000 reflected higher crude oil prices, and to a lesser extent, higher U.S. natural gas prices. These factors were partially offset by lower crude oil and natural gas production volumes, as well as higher operating and exploration expense and lower earnings from the refinery and marketing segment.

  A net special items benefit in the first quarter 2000 totalled $34 million and consisted of net gains on asset sales, partially offset by a provision associated with a patent lawsuit, BP Amoco merger costs and charges for future environmental remediation.

  For the first quarter of 1999, net special items charges totaled $7 million and consisted primarily of charges for future environmental remediation.

AFTER-TAX SEGMENT EARNINGS

                                            2000          1999
                                            ----          ----
(MILLIONS)
Exploration and production                  $601           $89
Refining and marketing                        70           129
Other operations                              14            24
Interest expense                             (79)          (70)
Other unallocated expenses                    11            (7)
                                            ----          ----
Net income                                  $617          $165
                                            ====          ====

EXPLORATION AND PRODUCTION

  ARCO's earnings from worldwide oil and gas exploration and production operations in the first quarter 2000 were significantly impacted by higher crude oil prices and, to a lesser extent, higher U.S. natural gas prices and lower operating expenses. These factors were partially offset by lower crude oil and natural gas production volumes and increased exploration expense. Operating expenses were $17 million lower in the first quarter of 2000, compared to the same period in 1999. The earnings in the first quarter of 2000 included a special item benefit of $58 million after tax from assets sales. There were no special items in the first quarter of 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--(CONTINUED)


AVERAGE OIL & GAS PRICES

                                            2000          1999
                                            ----          ----
(MILLIONS)
U.S.
Petroleum liquids--per barrel (bbl)
Alaska                                    $20.32         $6.07
Lower 48, including Vastar                $23.34         $9.75
Composite average price                   $21.28         $7.17
Natural gas--per thousand
 cubic feet(mcf)                           $2.18         $1.60
International
Petroleum liquids composite
 average--per bbl                         $22.08         $9.16
Venezuela crude oil--per bbl              $12.00         $3.17
Natural gas (excluding LNG)--per mcf       $2.36         $2.47
Indonesia LNG                              $4.78         $2.31

PETROLEUM LIQUIDS AND NATURAL GAS PRODUCTION

                                            2000          1999
                                            ----          ----
Net Production
U.S.
Petroleum liquids--bbl/day
Alaska                                   307,300        345,100
Vastar                                    66,800         55,900
Other Lower 48                            75,700         92,200
Total                                    449,800        493,200
Natural gas--mcf/day                   1,258,300      1,359,800
Barrels of oil equivalent (BOE)/day*     659,500        719,800
International
Petroleum liquids--bbl/day               138,700        179,100
Natural gas--mcf/day                   1,261,400      1,228,600
BOE/day                                  349,000        383,900
Total net production BOE/day           1,008,500      1,103,700

--------------
* Natural gas converted at the ratio of 6 mcf to 1 barrel of liquid.

  In 2000, the reduction in U.S. petroleum liquids production primarily resulted from natural field declines in Alaska and the effect of higher crude oil prices on the ARCO Long Beach , Inc. production contract. The decreased international petroleum liquids volumes primarily reflected lower Indonesian, Tunisian and United Kingdom North Sea production volumes. The Indonesian decrease resulted from the impact of higher crude oil prices on production sharing contracts. The decreased Tunisian production reflected the sale of the Ashtart field, which was effective January 1, 2000. The decrease in United Kingdom North Sea production resulted from natural field decline.

  The increase in international natural gas volumes in 2000 primarily reflected higher production in Indonesia and the Yacheng 13 field in China offset by a net decrease in United Kingdom North Sea production of approximately 30 million cubic feet per day due to natural field decline. The first quarter 2000 decrease in U.S. natural gas volumes reflected lower production from Vastar Resources, Inc. (Vastar), which is 81.9 % owned by ARCO. The lower Vastar production resulted from natural field declines and asset sales during the last nine months of 1999.

  ARCO's exploration and production earnings and petroleum liquids production will decline significantly with the sale of Alaskan businesses to Phillips (see Sale of Alaskan businesses).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--(CONTINUED)


REFINING AND MARKETING

  In the first quarter of 2000, refining and marketing earnings decreased primarily as a result of the establishment of a reserve for a patent lawsuit and higher refinery turnaround costs. In addition, higher crude oil costs were mostly, but not completely, offset by increased retail marketing prices and volumes.

  The amortization associated with the deferral of part of the pre-tax gain on the sale of the ARCO Chemical interest in 1998 had a net favorable impact of approximately $12 million and $10 million after tax on refining and marketing earnings in the first quarter of 2000 and 1999, respectively. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for a further discussion of the deferred gain.

WEST COAST PETROLEUM PRODUCTS SALES

                                            2000          1999
                                            ----          ----
VOLUMES (BARRELS/DAY)
Gasoline                                 341,100       310,000
Jet                                      103,900        98,500
Distillate                                86,900        87,900
Other                                     51,700        59,100
                                         -------       -------
Total                                    583,600       555,500
                                         =======       =======

OTHER OPERATIONS

  The 2000 and 1999 results from ARCO's other operations included the earnings from Lower 48 pipeline operations and an aluminum rolling facility. The lower pipeline earnings reflected a decrease in volumes for the Seaway pipeline and losses incurred on the Olympic Pipeline.

DISCONTINUED OPERATIONS

  In June of 1998, ARCO disposed of its U.S. coal operations. As of March 1999, ARCO sold its interests in three Australian coal mines. ARCO sold its 80% interest in the Gordonstone coal mine, its 31.4% interest in the Blair Athol Joint Venture and its stake in the Clermont coal deposit. At March 31, 2000, the Company's discontinued operations consisted of one remaining coal mine in Australia.

  In  March  1999,   ARCO  sold  its  wholly  owned   subsidiary,   Union  Texas
Petrochemicals obtained during the 1998 acquisition of Union Texas Petroleum Holdings, Inc.

  ARCO had no earnings from discontinued operations in the first quarter of 2000, because income or loss from the remaining Australian coal operation is being deferred as part of net assets from discontinued operations on the balance sheet at March 31, 2000.

CONSOLIDATED REVENUES

                                            2000          1999
(MILLIONS)                                  ----          ----
SALES AND OTHER OPERATING REVENUES
Exploration and production                $2,391        $1,304
Refining and marketing                     2,249         1,306
Other                                         10            18
Intersegment eliminations                   (657)         (213)
                                           -----         -----
Total                                     $3,993        $2,415
                                           =====         =====

  The increase in exploration and production sales and other operating revenues resulted primarily from higher crude oil prices and, to a much lesser extent, higher domestic natural gas prices. Refining and marketing sales and other operating revenues increased primarily because of higher refined products prices, and to a lesser extent, higher gasoline volumes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--(CONTINUED)


CONSOLIDATED EXPENSES

  Trade purchases were higher in the first quarter of 2000 primarily as a result of higher crude oil prices and, to a lesser extent, higher purchased volumes of finished refined products.

  The increase in operating expenses in the first quarter of 2000 reflected refining and marketing expenses associated with the establishment of a reserve for a patent lawsuit and higher refinery turnaround costs. These factors were partially offset by a decline in exploration and production and Lower 48 pipeline operating expenses related to the Company's cost reduction programs.

  The lower selling, general and administrative expenses in 2000 were primarily in the corporate (unallocated) and refining and marketing segments and resulted from the Company's cost reduction programs.

  The increase in exploration expense in the first quarter 2000 resulted from higher dry hole expense due to the write-off of two offshore wells (one deepwater well and one shelf well).

  The increase in taxes other than income taxes in 2000 primarily resulted from the impact of higher crude oil prices on U.S. production taxes, partially offset by lower production volumes.

INCOME TAXES

  The Company's effective tax rate was 30.0% in the first quarter 2000, compared to 35.6% in the 1999 first quarter. The effective tax rate in the first quarter of 2000 was lower than the federal statutory rate, primarily as a result of a lower effective tax rate associated with the sale of certain foreign properties.

LIQUIDITY AND CAPITAL RESOURCES

                                                        --------
(MILLIONS)                                                2000
                                                        --------
Cash flow provided (used) by:
Operations                                                $856
Investing activities                                     $(279)
Financing activities                                     $(437)

  The net cash used by investing activities in the first quarter 2000 included expenditures for additions to fixed assets of $619 million and proceeds from asset sales of $446 million (approximately $360 million associated with asset sales of foreign properties). The Company expects total capital expenditures for additions to fixed assets to approximate $2.1 billion for the full year 2000. The budget was revised downward to give effect to the sale of the Alaskan assets in April 2000.

  The net cash used by financing activities in the first quarter of 2000 included repayments of short-term debt of $186 million and dividend payments of $232 million.

  Cash and cash equivalents and short-term investments totaled $1.3 billion, and short-term borrowings were $1.5 billion at the end of the first quarter of 2000.

  Beginning in 1997 and continuing through the first quarter of 1999, the Company utilized increased short-term borrowing in lieu of increased long-term borrowing (other than long-term debt assumed in connection with the UTP acquisition in 1998). As a result the Company is in a working capital deficit position of $613 million at March 31, 2000.

  The Company believes it has adequate resources and liquidity to fund future cash requirements for working capital, capital expenditures, dividends and debt repayments with cash from operations, existing cash balances, additional short- and long-term borrowing, cash infusions from ARCO's parent company BP Amoco and the sale of assets.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--(CONTINUED)


SALE OF ALASKAN BUSINESSES

  On March 15, 2000 ARCO entered into an agreement to sell its Alaskan businesses to Phillips Petroleum Company (Phillips) for approximately $6.5 billion cash subject to purchase price adjustments (plus up to an additional $500 million based on the realized prices of production subsequent to December 31, 1999). Proceeds from the sale were advanced to BP Amoco. Under the purchase and sale agreement, which was amended on April 6, 2000, ARCO agreed to sell all of the outstanding share of ARCO Alaska, Inc., together with certain other subsidiaries of ARCO engaged principally in the operation of ARCO's Alaskan businesses, along with certain pipeline and marine assets associated with the transport of Alaskan crude oil. The major portion of the sale closed on April 26, 2000. The remainder of the assets are expected to be transferred upon receipt of governmental approvals.

  Included in the merger agreement was a provision requiring BP Amoco to keep in place for two years following the merger ARCO's change of control severance programs. The benefits associated with those programs will result in ARCO recording later in the year a potentially significant charge for ARCO employees who are terminated in the next two years as a result of the merger. In addition, there will be charges for other merger related costs.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NOT YET ADOPTED

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to adopt its provisions for all fiscal quarters of all fiscal years beginning after June 15, 2000 (as deferred by SFAS No. 137). Earlier application of all of the provisions of SFAS No. 133 is permitted, but the provisions cannot be applied retroactively to financial statements of prior periods. SFAS No. 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. The Company has not yet completed evaluating the impact of the provisions of SFAS No. 133.

                                 --------------

  Management cautions against projecting any future results based on present earnings levels because of economic uncertainties, the extent and form of existing or future governmental regulations and other possible actions by governments.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               BP AMOCO P.L.C.

                                 (REGISTRANT)

DATED: JULY 3, 2000                               /s/ PAULA J CLAYTON
                                                  -------------------
                                                  P.J. CLAYTON
                                                  DEPUTY COMPANY SECRETARY